SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2019 Interim Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 9, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

( A joint stock limited company incorporated in the People’s Republic of China ) Stock code: 00338 Hong Kong 600688 Shanghai SHI New York

CONTENTS

2	Important Message

3	Definitions

4	Major Financial Data and Indicators

6	Report of the Directors

25	Major Events

35	Change in Share Capital of Ordinary Shares and Shareholders

40	Directors, Supervisors, Senior Management and Others

44	Documents for Inspection

45	Report on Review of Interim Financial Information

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

46	Interim Condensed Consolidated Income Statement

48	Interim Condensed Consolidated Statement of Comprehensive Income

49	Interim Condensed Consolidated Balance Sheet

51	Interim Condensed Consolidated Statement of Changes in Equity

53	Interim Condensed Consolidated Statement of Cash Flows

55	Notes to the Condensed Consolidated Interim Financial Information

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

89	Consolidated and Company Balance Sheets

91	Consolidated and Company Income Statements

93	Consolidated and Company Cash Flow Statements

95	Consolidated Statement of Changes in Shareholders’ Equity

96	Statement of Changes in Shareholders’ Equity

97	Notes to the Financial Statements

227	Supplementary Information to the Financial Statements

230	Written Confirmation on the 2019 Interim Report Issued by Directors, Supervisors and Senior Management

231	Corporate Information

2019 Interim Report    1

IMPORTANT MESSAGE

1.

The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) and the Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2019 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2019 interim report of the Company, and severally and jointly accept responsibility.

2.	The Director(s) who has/have not attended the Board meeting for approving the 2019 interim report of the Company is/are:

Name of Director	Position	Reason for Absence	Name of Proxy
Lei Dianwu	Non-executive Director	Business Engagement	Wu Haijun

Mo Zhenglin	Non-executive Director	Business Engagement	Wu Haijun

3.	The interim financial report for the six months ended 30 June 2019 (the “Reporting Period”) is unaudited.

4.

Mr. Wu Haijun, Chairman and the responsible person of the Company; Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the accounting department; and Ms. Yang Yating, person in charge of the Accounting Department (Accounting Chief) and Deputy Director of Finance Department hereby warrant the truthfulness, accuracy and completeness of the financial statements contained in the 2019 interim report.

5.	Reviewed by the Board of Directors, the Company did not distribute the half-year profit for 2019 nor was there any capitalization of capital reserves.

6.

The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

7.	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected persons for non-operational purposes.

8.	The Company did not provide external guarantees in violation of the required decision-making procedures.

9.	Reminder on Major Risks

Potential risks are elaborated in this interim report. Please refer to “Management Discussion and Analysis” in section 2 of the “Report of the Directors” in chapter 3 for details of the potential risks arising from the future development of the Company.

10.	The 2019 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

2    Sinopec Shanghai Petrochemical Company Limited

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “SPC”	refers to	Sinopec Shanghai Petrochemical Company Limited

“Board”	refers to	the Board of Directors of the Company

“Director(s)”	refers to	the Director(s) of the Company

“Supervisory Committee”	refers to	the Supervisory Committee of the Company

“Supervisor(s)”	refers to	the Supervisor(s) of the Company

“PRC” or “China”	refers to	the People’s Republic of China

“Reporting Period”	refers to	the six months ended 30 June 2019

“Hong Kong Stock Exchange”	refers to	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	refers to	The Shanghai Stock Exchange

“Group”	refers to	the Company and its subsidiaries

“Sinopec Group”	refers to	China Petrochemical Corporation

“Sinopec Corp.”	refers to	China Petroleum & Chemical Corporation

“Hong Kong Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	refers to	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	refers to	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	refers to	the PRC Securities Law

“Company Law”	refers to	the PRC Company Law

“CSRC”	refers to	China Securities Regulatory Commission

“Articles of Association”	refers to	the articles of association of the Company

“Hong Kong Stock Exchange website”	refers to	www.hkexnews.hk

“Shanghai Stock Exchange website”	refers to	www.sse.com.cn

“website of the Company”	refers to	www.spc.com.cn

“HSSE”	refers to	Health, Safety, Security and Environment

“COD”	refers to	Chemical Oxygen Demand

“VOCs”	refers to	Volatile Organic Compounds

“LDAR”	refers to	Leak Detection and Repair

“SFO”	refers to	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	refers to	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	refers to	the A Share Share Option Incentive Scheme of the Company

2019 Interim Report    3

MAJOR FINANCIAL DATA AND INDICATORS

(1)	Major Accounting Data and Financial Indicators (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Unit: RMB’000 Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	51,992,583	52,187,640	-0.37
Total profit	1,359,243	4,515,157	-69.90
Net profit attributable to equity shareholders of the holding company	1,137,241	3,524,131	-67.73
Net profit attributable to equity shareholders of the holding company excluding non-recurring items	1,137,729	3,515,331	-67.64
Net cash generated from operating activities	245,974	4,227,404	-94.18

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	28,803,061	30,370,126	-5.16

Total assets	43,987,092	44,539,960	-1.24

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.105	0.326	-67.79
Diluted earnings per share (RMB/Share)	0.105	0.326	-67.79
Basic earnings per share after non-recurring items (RMB/Share)	0.106	0.325	-67.38
Return on net assets (weighted average) (%)*	3.676	11.618	-7.94
Return on net assets after non-recurring items (weighted average) (%)*	3.698	11.589	-7.89

*	The above-mentioned net assets do not include minority shareholder’s interests.

4    Sinopec Shanghai Petrochemical Company Limited

MAJOR FINANCIAL DATA AND INDICATORS (continued)

(2)	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

				Unit: RMB’000
	Net profit attributable to equity shareholders of the holding company		Net assets attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	1,137,241	3,524,131	28,803,061	30,370,126
Prepared under IFRS	1,143,560	3,551,259	28,780,003	30,346,063

For a detailed description of the differences between financial statements prepared under CAS and IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS.

(3)	Non-recurring Profit and Loss Items (Prepared under China Accounting Standards for Business Enterprises (“CAS”))

Unit: RMB’000
Non-recurring profit and loss items	Amount
Net loss from disposal of non-current assets	-18,724
Employee reduction expenses	-13,349
Government grants recorded in profit and loss (excluding government grants closely related to corporate business pursuant to the State’s unified standard on quota and amount entitlements)	12,966
Gains from structured deposits	41,497
Fair value gains on foreign exchange option and forward foreign exchange contracts	3,368
Net losses on settlement of foreign exchange options and forward foreign exchange contracts	-15,350
Other non-operating income and expenses other than those mentioned above	-15,868
Effect attributable to minority interests (after tax)	990
Income tax effect	3,982

Total	-488

2019 Interim Report    5

REPORT OF THE DIRECTORS

Section 1: Business Overview

(1)	Description of the Principal Business, Operating Model and Industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics, and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenue from customers in Eastern China, which is one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for high-quality petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

Under the severe and complex economic environment, the petroleum and chemical industries have also experienced downward pressure. The most prominent problem is the decline in efficiency. According to the statistics of the China Petrochemical Federation, in the first half of 2019, China’s petroleum and chemical industry achieved RMB6.1 trillion of operating income, an increase of 2.2% year-on-year; the total profit was RMB359.6 billion, a decrease of 18.3% year-on-year; the total import and export volume was RMB358.7 billion, an increase of 1% year-on-year. In the first half of the year, except for the revenue growth and profits growth in the oil and gas exploitation industry, revenue in the refinery and chemical industries increased slightly, and the profits declined considerably. The operating income of the refinery industry was RMB1.91 trillion, an increase of 2.2% year-on-year, while the profit was RMB41.28 billion, a decrease of 62.4% year-on-year. The operating income of the chemical industry was RMB3.5 trillion, an increase of 0.8% year-on-year, while the profit was RMB208.54 billion, a decrease of 13.1% year-on-year.

According to statistics data from the The National Development and Reform Commission, during the first half of the year, the national crude oil processing volume amounted to 293.35 million tons, representing a decrease of 0.18%; the production volume of refined oil amounted to 184.25 million tons, representing a growth of 0.5%; and the consumption volume of refined oil amounted to 159.43 million tons, representing a growth of 0.94%, of which gasoline increased by 5.3%, diesel decreased by 3.93% and kerosene increased by 5.96%. The export volume of refined oil amounted to 27.20 million tons, representing an increase of 11.02%, of which gasoline decreased by 8.75%, diesel increased by 18.15% and kerosene increased by 21.79%. During the first half of the year, the production volume of ethylene amounted to 10.15 million tons, representing an increase of 9.8%. The production volume of primary-formed plastics amounted to 45.57 million tons, representing a growth of 7.4% while the production volume of synthetic rubber amounted to 2.90 million tons, a growth of 4.3%; and that of synthetic fibre amounted to 25.35 million tons, a growth of 12.3%. The production volume of fertilizer amounted to 29.65 million tons, representing an increase of 2.9%, of which nitrogen fertilizer and potash fertilizer respectively increased by 4.9% and 11.4% and phosphate fertilizer decreased by 5%. The production volume of pesticide amounted to 1.04 million tons, representing a growth of 2%.

6    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

In light of the current international and domestic situation, the uncertainties and factors affecting oil price fluctuation are increasing, and the challenges of safety and environmental protection are severe. Products of civilian-run oil refining projects, which are characterised with large-scale oil refining, large production of ethylene and large production of aromatic hydrocarbons, will gradually enter into the market, bringing a huge impact to the petrochemical industry and intensifying competition within the petrochemical industry. In the second half of the year, the petrochemical industry will face more downward pressure.

(2)	Analysis of Core Competitiveness during the Reporting Period

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses strong operating scale and is the major manufacturer in refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres in China. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping in China, rail transport and road transport ancillary facilities.

The Company’s major competitive advantage includes quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company received which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has access to a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients. This location provides the Company with convenient coastal and inland shipping. This gave the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. It has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

2019 Interim Report    7

REPORT OF THE DIRECTORS (continued)

Section 2: Management Discussion and Analysis

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.)

1.	Review of the Company’s operations during the Reporting Period

In the first half of 2019, the world economic situation remained complex and severe. The relationship between international trade frictions and geopolitical tensions intensified. World economic growth and international trade all slowed down. The US economic growth rate slowed down after the surge, and the Eurozone economy performed bleak. The Japanese economy was in a moderate expansion trend, and its growth exceeded expectations. China’s external instability and uncertainties have increased, and the downward pressure on the economy has increased. Under the impetus of adhering to high-quality development and supply-side structural reforms, economic operations continued to remain within a reasonable range. In the first half of the year, GDP increased by 6.3% year-on-year, continuing the overall stable, steady and progressive development trend. Under the influence of the complicated domestic and international situation in China’s petrochemical industry, the downward pressure on the economic operation of the industry has increased. Although the investment in the industry has grown rapidly, the concentrated production of new capacity in the short term and the resulting market expectations have caused significant fluctuation and decrease in product prices. The overall growth of the industry was stable, exports gradually slowed down, and the decline in corporate efficiency did not fundamentally improve.

In the first half of 2019, in the face of increasingly complex and severe domestic and international economic and industrial situations, the Group focused on safety, environmental protection, production and operation, operational optimization, reform and innovation, and the annual goals were promoted in an orderly manner. For the six months ended 30 June 2019, the Group’s turnover reached RMB51,955.2 million with a decrease of RMB206.3 million, representing a decrease of 0.40% as compared to the same period last year. The profit before tax was RMB1,365.6 million (profit before tax for the same period last year was RMB4,542.3 million), representing a decrease of RMB3,176.7 million from the same period last year. Profit after tax and non-controlling shareholder interests was RMB1,143.6 million (profit for the same period last year was RMB3,551.3 million), representing a decrease of RMB2,407.7 million from the same period last year.

8    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

In the first half of 2019, the total production volume of the Group reached 6,877,900 tons, representing a year-on-year increase of 2.53%. From January to June, the Group processed 7,473,000 tons of crude oil (including 507,400 tons of crude oil processed on a sub-contract basis), representing a year-on-year increase of 1.76%. The production volume of refined oil products in total reached 4,464,400 tons, representing a year-on-year increase of 3.40%. Among these, the output of gasoline was 1,688,200 tons, representing a year-on-year increase of 3.51%; the diesel output was 1,851,200 tons, representing a year-on-year decrease of 4.94%; and the jet fuel output was 925,100 tons, representing a year-on-year increase of 25.10%. The Group produced 421,900 tons of ethylene, representing a year-on-year increase of 4.82% and produced 329,500 tons of paraxylene, representing a 0.12% decrease year-on-year. The Group also produced 506,900 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year increase of 4.73%; 301,300 tons of synthetic fiber monomers, representing a year-on-year decrease of 9.79%; 191,700 tons of synthetic fiber polymers, representing a year-on-year decrease of 5.05%; and 94,200 tons of synthetic fibers, representing a year-on-year increase of 8.65%. For the first half of the year, the sales to output ratio and debt recovery ratio of the Group were 99.77% and 100%, respectively.

Adhering to the bottom line of safety and environmental protection to ensure smooth operation of the device. In the first half of the year, the Group further promoted the implementation of HSSE, further improved the safety management, carried out comprehensive investigation and hidden danger management on tank areas, restricted space operations, and hazardous chemicals management, and maintained an overall stable security situation. The programs such as LDAR Full Coverage and “10,000 Employees Checking Odor” promoted the establishment of green enterprises. From January to June, the Company’s comprehensive compliance rate of discharged wastewater was 100%, and the total emissions of COD, sulfur dioxide and nitrogen oxides decreased by 5.03%, 26.52% and 23.67%, respectively. The average concentration of VOCs at the boundary of the plant decreased by 11.55% year-on-year. In terms of production operation, 25 sets of equipment maintenance were completed in the first half of the year and a successful driving was achieved. No unplanned halt occurred, and the overall operation of the units remained stable. Among the 62 major technological and economic indicators monitored, 39 items were better than the annual level of last year, with a year-on-year progress rate of 62.90%. There were 20 items reaching advanced level of the industry, leading to the industry’s advanced rate of 32.26%. During the Reporting Period, the Company’s accumulated comprehensive energy consumption was 0.757 tons of standard coal per RMB10,000, representing a decrease of 0.39% compared with the annual total of 0.760 tons of standard coal per RMB10,000 last year.

2019 Interim Report    9

REPORT OF THE DIRECTORS (continued)

The Group continued to deepen the optimization of production and operation and strengthened market development and costs reduction. In the first half of the year, the Group strengthened the supply chain management of crude oil procurement, combined with the market characteristics of the narrowing price differentiation between high and low sulfur, light and heavy crude oil price narrowing and some crude oil discount water, and moderately promoted the light weight structure of crude oil; optimized the structure of refined oil products, and increased the output of jet fuel by 25.10%, the cumulative diesel to gasoline ratio is 1.10, which is 0.09 lower than the same period of last year. The proportion of high-grade gasoline is 0.29 percentage points higher than that in 2018. Making efforts to open up domestic and foreign markets and produced low-sulfur heavy and light marine fuel oil for the first time. Dicyclopentadiene successfully opened the EU market, HSF (high shrink film polyester) slice was first exported to Indonesia, and black pipe plastic products successfully entered domestic gas supply market. The Group strengthened policy research and did a good job in adjusting the VAT rate adjustment. In the first half of the year, the value-added tax and additional tax revenue were RMB40 million. The key cost management and control work will continue to be carried out, and the key expenses under the company’s monitoring will be controlled within the time schedule.

The Group continued to develop company and promoted technological innovation. In the first half of the year, the Group strived to do a good job in the top-level design in the Company’s development, proposed the goal of building a “domestic leading and world-class” energy, chemical and new materials corporation by 2035, implemented refinery clean-up transformation and product structure optimization, as well as transformational development with the goal of developing new materials such as carbon fiber. The Group strengthened technical research in the field of new energy and strived to promote research on key technologies for low-sulfur marine fuel oil production and fuel cell-level hydrogen supply, promoted the development and popularization of high value-added polyester and synthetic resin, and made breakthroughs in the research and development of special materials for polypropylene caps, and the performance indicators have reached the level of imported similar products. In the first half of the year, the Group developed and produced new products of 98,100 tons; the production of synthetic resin new products and polyolefin special materials was 368,500 tons, the synthetic fiber differentiation rate was 88%. The Company has 11 patent applications and 9 applications have been granted. The construction of smart factories was promoted, the detailed design of planning optimization and production scheduling were completed, and the project entered the full implementation stage.

The Group further strengthened corporate management and advanced the reform. In the first half of the year, the Group completed the establishment of the Carbon Fiber Business Unit and basically entered the normal operation management, reduced the internal organization of some secondary units, and adjusted the functional departments of some companies. Taking the national incremental power distribution business reform as an opportunity, the Group accelerated the pace of transformation and development, Shanghai Shidian Energy Co., Ltd. was established to effectively solve the historical problems left by the company’s temporary power supply area. The Group adhered to focus on key core technologies of “Card Neck” and participated in the establishment of Shanghai Carbon Fiber Composites Innovation Research Institute Co., Ltd. to provide support for the company’s carbon fiber industry development. The Group promoted the optimization of the team structure, increased the intensity of training and selection of outstanding young cadres, and continuously improved the cadre team structure. The Group increased the application of the intelligent training system, promoted the “one position with multiple functions” training and the “large-scale training, extensive competition” activities, and comprehensively improved the quality of the staff.

10    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2019			2018
	Sales volume ’000 tons	Net sales RMB million	%	Sales volume ’000 tons	Net sales RMB million	%
Synthetic fibers	93.7	1,198.6	2.6	83.5	1,123.5	2.4
Resins and plastics	633.8	5,054.2	11.0	597.8	5,129.5	11.1
Intermediate petrochemical products	1,077.4	5,164.4	11.2	1,110.6	6,118.6	13.3
Petroleum products	5,086.0	21,006.9	45.5	4,966.7	20,643.8	44.8
Trading of petrochemical products	—	13,305.5	28.8	—	12,644.1	27.5
Others	—	395.5	0.9	—	387.6	0.9

Total	6,890.9	46,125.1	100.0	6,758.6	46,047.1	100.0

In the first half of 2019, net sales of the Group amounted to RMB46,125.1 million, representing an increase of 0.17% over the same period last year. Among which, net sales of synthetic fibers increased by 6.68%, resins and plastics decreased by 1.47%, intermediate petrochemical products decreased by 15.60%, petroleum products and trading of petrochemical products increased by 1.76% and 5.23%, respectively. The net sales of products generally fluctuated less than that of the previous year, and the net sales of intermediate petrochemical products declined, mainly due to the 13.22% decrease in the unit price of sales during the Reporting Period. The increase in the net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Jinshan Trading Corporation, an indirectly owned subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” increased by 2.04% compared to the same period last year, which was mainly attributable to the increase in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2019, the Group’s cost of sales increased by 7.39% year-on-year to RMB45,225.4 million, representing 98.05% of total net sales.

2019 Interim Report    11

REPORT OF THE DIRECTORS (continued)

The Group’s main raw material is crude oil. In the first four months of 2019, oil prices rebounded sharply at the end of last year, as OPEC continued to cut production, the United States imposed sanctions on Iran and Venezuela, the turmoil in Libya and Nigeria, and pipeline pollution in Russia has led to the decline in crude oil supply. Subsequently, US crude oil inventories increased, the prospects for trade war between China and the United States deteriorated, and the threat of US taxation on Mexican imports further exacerbated global trade tensions, triggering concerns on the demand side of crude oil, which led to a fall in oil prices. In the first half of the year, Brent crude oil futures closed at a maximum of USD74.57/ barrel, with a minimum of USD53.80/barrel. Half-year average price was approximately USD66.10/barrel, representing a year-on-year decrease of 7.06%. WTI crude oil futures closed at a maximum of USD66.30/ barrel and minimum of USD45.50/barrel, with the half-year average price of approximately USD57.34/ barrel, representing a year-on-year decrease of 12.32%. Dubai crude oil futures closed at a maximum of USD74.73/barrel and minimum of USD59.77/barrel, with the half-year average price of approximately USD65.62/barrel, a year-on-year decrease of 3.80%.

In the first half of 2019, the average unit cost of crude oil processed by the Group (for its own account) was RMB3,309.34/ton, representing an increase of RMB241.63/ton compared to the same period last year, or an increase of 7.88%. The main reasons were as follows: First, the discount water and freight of crude oil increased year-on-year; second, in order to increase the production of gasoline and aviation coal and reduce the production of asphalt, the Company increased the proportion of light oil processing in the first half of the year. The Group processed a total of 6,965,600 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing an increase of 8,600 tons compared to the same period last year. Taken together, the total costs of processed crude oil increased by RMB1,709.0 million. Processing costs increased by RMB26.0 million due to an increase in the volume of crude oil processed. The increase in unit cost of processed crude oil brought costs up by RMB1,683.0 million. From January to June 2019, the Group processed 507,400 tons of crude oil processed on a sub-contract basis, representing an increase of 120,500 tons compared to the same period last year. In the first half of 2019, the Group’s cost of crude oil accounted for 50.97% of the total cost of sales.

In the first half of 2019, the Group’s cost for other ancillary materials amounted to RMB4,608.0 million, a decrease of 10.54% compared with the same period of last year. During the Reporting Period, the Group’s depreciation and maintenance expenses decreased by 5.86% year-on-year to RMB867.7million and RMB697.3 million, respectively, mainly due to the reorganization and transformation of some catalysts during the Reporting Period. The amortization was stopped in the current period, resulting in a decrease in the amortization amount. Maintenance expenses decrease by 9.02% year-on-year, mainly due to a decrease in maintenance work during the Reporting Period, which led to the decrease in maintenance costs. Fuel and power expenses decreased by 1.80% year-on-year to RMB1,148.0 million during the Reporting Period, mainly due to the decrease in the unit purchase price of coal.

In the first half of 2019, sales and administrative expenses of the Group amounted to RMB265.9 million, representing a decrease of 5.78% as compared to RMB282.2 million for the same period last year. This was mainly due to Jinshan Associated Trading Corporation’s storage fees decreased by RMB12.0 million during the Reporting Period.

12    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

In the first half of 2019, other operating income of the Group amounted to RMB45.8 million, representing a decrease of RMB21.0 million compared to the same period last year. This was mainly due to a decrease of RMB21.0 million in government subsidy during the Reporting Period.

In the first half of 2019, the Group’s net finance income amounted to RMB213.7 million, compared to the net finance income of RMB209.2 million for the same period last year. This was mainly due to a decrease of RMB8.9 million in interest income and a decrease of RMB13.2 million in interest expenditure during the Reporting Period.

In the first half of 2019, the Group’s profit after tax and non-controlling shareholder interests was RMB1,143.6 million, representing a decrease of RMB2,407.7 million as compared to the profit of RMB3,551.3 million for the same period last year.

Liquidity and Capital Resources

In the first half of 2019, the Group’s net cash inflow generated from operating activities amounted to RMB220.4 million and the net cash inflow for the same period last year was RMB4,213.5 million. This was primarily due to an increase of RMB1.657 billion in the taxes paid during the Reporting Period compared with the previous period and a decrease in revenue. The profit before tax was RMB1,365.6 million during the Reporting Period (profit before tax for the same period last year was RMB4,542.3 million).

In the first half of 2019, the Group’s net cash inflow generated from investing activities amounted to RMB411.2 million and the net cash inflow for the same period last year was RMB48.3 million. This was primarily attributable to: the net cash flow generated by the withdrawal of fixed deposit and structural deposit during the Reporting Period, which increased by RMB700.0 million; the cash used by the Group in purchasing fixed assets and other long-term assets increased by RMB214.0 million compared with the previous period; the cash received by the Group in disposing of fixed assets and other long-term assets decreased by RMB197.0 million compared with the previous period; and the cash generated by the Group’s interest income increased by RMB94.0 million compared with the previous period.

In the first half of 2019, the Group’s net cash inflow generated from financing activities amounted to RMB561.1 million and the net cash inflow for the same period last year was RMB821.6 million. This was primarily attributable to the decrease of RMB224.2 million in cash received by the Group as loans during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2019, the Group’s total borrowings increased by RMB555.4 million to RMB1,052.6 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB555.4 million. As at 30 June 2019, the total borrowings of the Group at fixed interest rates amounted to RMB1,000.0 million.

2019 Interim Report    13

REPORT OF THE DIRECTORS (continued)

Capital Expenditures

In the first half of 2019, the Group’s capital expenditures amounted to RMB350.0 million, mainly attributable to the preparation and implementation of various projects, including oil cleaning project 400,000 tons/year clean gasoline components units, second phase of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons, light oil storage tank and trestle oil vapor recovery project of the Storage and Transportation Department, safe and eco-friendly closed decoking, transportation and waste gas treatment of No. 2 delay coking facility and No. 2 olefin cracking furnace low nitrogen combustion project.

In the second half of 2019, the Group plans to start the oil cleaning project 400,000 tons/year clean gasoline components units and tries to deliver results by the middle of December; continues to promote the implementation of various projects, such as the second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons and separation of waste and clear water project in the tank area of the Storage and Transportation Department. The Group also plans to start various projects, such as drying and reduction of oil sludge project of the Environmental Water Department, function reconstruction of emergency shut-off valve in the tank area of the Storage and Transportation Department and factory facilities reconstruction of low-sulfur, heavy bunker fuel oil in the Storage and Transportation Department. The Group’s planned capital expenditure would be funded from cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2019, the Group’s gearing ratio was 34.07% (as at 30 June 2018: 36.75%). The ratio was calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2019, the total number of enrolled employees of the Group was 9,206, among which the number of production staff was 5,668, the number of sales, financial and other staff was 2,455 and the number of administrative staff was 1,083. 55.53% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational trainings to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate applicable to the Group in 2019 is 25%.

14    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the current information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2018 annual report.

2.	Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2019, the uncertainties of world economy are constantly increasing, and the global trade tension will drag down the world economic growth. Recently, the global monetary policy has generally turned to relaxation, which will boost the economy to a certain extent. It is expected that the world economic growth will further slow down. Due to the impact of Sino-US trade frictions and lower market expectations, the downward pressure of China’s economy is further increased, but the resilience of China’s economic growth remains strong. It is estimated that the domestic economic growth will remain in a reasonable range in the second half of the year. The launch of a series of new environmental protection policies for China’s petrochemical industry will increase the costs incurred and pressure on the development of the entire industry. With changes in domestic petrochemical market pattern and the trend of saturation or excess of large petrochemical products, the growth rate of demand for petrochemical products will further slow down, and the market competition will become more intense.

In the second half of 2019, the global economy will face a series of threats, including trade tensions, weak European economy and the possibility of a no-deal Brexit, which will lead to a decline of global economic growth and damage to the crude oil demand. OPEC will continue to implement the production reduction agreement; US-Iraq relations, Venezuela situation and the escalation of the geopolitical tensions in the Middle East, the possibility of the Federal Reserve cutting interest rates and other factors will give some support to oil prices. After the bottleneck of the US crude oil pipeline transportation is lifted, the accelerated growth of crude oil production will bring a greater impact on the supply side, and the pressure on international crude oil prices is still expected to be greater in the second half of the year.

In the second half of the year, the Group will further focus on safety, environmental protection and improvement on quality and efficiency, and promote production and operation, reform and development so as to accomplish the full-year goals and tasks.

1.

To put efforts in safety and environmental protection and create a favorable environment for development. Construction of the HSSE management system and equipment integrity management system is pushed forward, risk management and hidden danger is strengthened, and the establishment of green enterprises is actively promoted. The Group will promote the full coverage of LDAR and “10,000 Employees Checking Odor” programs to ensure that more than 1,000,000 points of testing will be completed during the year. In the second half of the year, the management of overhaul process is be strengthened to ensure safety and eco-friendliness of equipment, high-quality overhaul and successful start-up at one time.

2019 Interim Report    15

REPORT OF THE DIRECTORS (continued)

2.

To pay adequate attention to system optimization and improve operation and efficiency. The Group continues to adhere to the market-oriented and efficiency-centered dynamic optimization. The total volume of gasoline is expanded through moderately light crude, decline in residue yields and asphalt and low value-added products such as coke. The Group will optimize the olefin and aromatics product mix, intensify regional cooperation and development, and enhance product competitiveness and risk resistance while strengthening inventory control, daily tracking and optimization. The Group will also continue to manage costs in an all-dimensional way in an effort to build low-cost competitiveness of the Company.

3.

To grasp well in the project construction and product R&D to accelerate development pace. The Group will consider a transformation from a mid- and long-term view to speed up the Company’s strategic deployment. By accelerating the construction of oil cleaning project, second stage of carbon fiber project and other projects, the Group sticks to opening-up and cooperation, strengthens regional cooperation and accelerates the implementation of cooperative projects. The Group will also give priority to key scientific research projects and core technologies and do well in the industrial trial production of 48K large tow carbon fiber, the increase of polypropylene for medical products as well as the technological development and marketing of new materials such as antibacterial and antistatic fibers. In addition, the Group will strengthen the development and sales of new products, such as anti-pilling acrylic fibers, gel dyeing, dope dyeing, and transparent PVC and impact materials.

4.

To promote reform and optimize the structure of the workforce and to promote scientific development. The Group will actively promote the adjustment and optimization of the organization structure, enhance the internal impetus of enterprises, and stimulate the vitality of employees. The Group will also dynamically improve the performance appraisal index system, promote the construction of market-oriented personnel and labor distribution mechanism, strengthen training and application, and improve the ability of the workforce.

16    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(2)	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

1.	Analysis of Changes in the Company’s Related Financial Data

				Unit: RMB’000
Item	As at 30 June 2019	As at 31 December 2018	Change (%)	Reason for change
Cash at bank and on hand	12,965,476	10,241,893	26.59	During the Reporting Period, the Group continued to make profits and its operating cash flow was relatively abundant, with an increase in currency capital.
Short-term borrowings	1,052,600	497,249	111.68

As part of the currency capital were used to purchase financial products such as fixed deposits and structural deposits, In order to supplement short-term working capital in daily business activities, some low-interest short-term loans have been increased.

Notes payable and accounts payable	8,434,356	7,394,383	14.06

The increase in purchasing materials from United Petrochemical Company, a connected person, and the increase in purchasing of propane liquefied gas by subsidiary Jinmao International resulted in an increase in accounts payable.

Dividends payable	2,732,442	26,488	10,215.77	The increase in dividend payable in the period was mainly due to the fact that the dividend payable for 2018 has not been paid as of 30 June 2019.

2019 Interim Report    17

REPORT OF THE DIRECTORS (continued)

				Unit: RMB’000
Item	For the six months ended 30 June		Change (%)	Reason for change
	2019	2018
Revenue	43,664,730	40,707,831	7.26

Sales of major products increased year-on-year in the Reporting Period, and crude oil processing costs rose year-on-year due to exchange rate effects and higher crude oil trading discount water and freight charges.

Finance expenses-net	-198,402	–174,217	13.88	Increase in currency capital led to an increase in interest income.
Asset impairment losses	24,786	10,155	144.08	Provision for impairment losses on inventories was increased.
Income tax expenses	215,526	983,672	-78.09	Net profit for the Reporting Period decreased sharply.
Net profit attributable to shareholders of the Company	1,137,241	3,524,131	-67.73	During the period, operating income decreased by 0.37%, and operating costs increased significantly by 7.26%, resulting in a significant decline in net profit.
Net cash generated from operating activities	245,974	4,227,404	-94.18	Mainly due to the significant decrease in profit before tax for the Reporting Period, it was down by nearly 70.0% compared with the same period of 2018.
Net cash generated from investment activities	411,176	48,310	751.12	Mainly due to the withdrawal of fixed deposits and structured deposits.
Net cash generated from financing activities	535,564	807,712	-33.69	Mainly due to the Company’s short-term borrowing scale decreased in the Reporting Period year-on-year.
Research and development costs	21,379	13,427	59.22	Mainly due to the R&D increased in expenses in 2019.

18    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(3)	Analysis of Business Operations by Industry, Product or Geographical Location Segment

1.	Principal Operations by Industry or Product

						Unit: RMB’000
Business Segment/Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to last year (%)	Increase/ decrease in cost of sales compared to last year (%)	Increase/decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	1,219,618	1,314,445	-7.78	6.29	3.69	Increase 2.70 percentage points
Resins and plastics	5,133,483	4,304,331	16.15	-1.79	1.59	Decrease 2.80 percentage points
Intermediate petrochemicals	5,261,505	4,401,800	16.34	-15.80	–3.26	Decrease 10.85 percentage points
Petroleum products	26,623,478	20,092,265	24.53	0.50	12.94	Decrease 8.31 percentage points
Trading of petrochemical products	13,314,219	13,230,740	0.63	5.24	5.45	Decrease 0.20 percentage points
Others	212,597	173,291	18.49	-3.67	2.05	Decrease 4.57 percentage points

Note: This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 5.18%.

2.	Revenue by Geographical Location

		Unit: RMB’000
Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	35,012,192	-16.28
Other regions in the PRC	850,979	-55.61
Exports	15,901,729	92.81

2019 Interim Report    19

REPORT OF THE DIRECTORS (continued)

(4)	Analysis of Assets and Liabilities

						Unit: RMB’000
	As at 30 June 2019		As at 31 December 2018		Change of amount on 30 June 2019 compared to 31 December 2018 (%)	Major reason for the change
Item (with significant changes, including but not limited to)	Amount	% of total	Amount	% of total
Inventories	6,858,647	15.59	8,120,875	18.23	-15.54

During the period, the contractual lease contract signed by Jinmao Company and Jinmao International was mainly a temporary lease contract, which reduces the whole tank lease and storage monthly rent, thus reducing the inventory.

Short-term borrowings	1,052,600	2.39	497,249	1.12	111.68

As part of the currency capital were used to purchase financial products such as fixed deposits and structural deposits, in order to supplement short-term working capital in daily business activities, some low-interest short-term loans have been increased.

Accounts payable	8,358,450	19.00	7,394,383	16.60	13.04

The increase in purchasing materials from United Petrochemical Company, a connected person, and the increase in purchasing of propane liquefied gas by subsidiary Jinmao International resulted in an increase in accounts payable.

(5)	Analysis of Investments

1.	Entrusted Wealth Managements

(i)	Entrusted Wealth Managements

The Company did not engage in entrusted wealth management during the Reporting Period.

(ii)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

20    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

2.	Application of Funds Raised

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to reduced market demand for downstream products, revenue generated from sale of products decreased by 7.67% year-on-year. Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB1,899.0 million during the Reporting Period, profit attributable to the Group was RMB380.0 million, representing 33.64% of net profit attributable to equity shareholders of the Company during the Reporting Period.

4.	Projects funded by Non-fund Raising Capital

Major Project	Estimated total project investment RMB’000	Estimated total project investment in the Reporting Period RMB’000	Status as at 30 June 2019
Oil cleaning project 400,000 tons/year clean gasoline components units	794,640	85,233	Preliminary design
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1500 tons	847,794	43,764	Under construction
No. 2 safe and eco-friendly closed decoking device	69,737	2,396	Under construction
Light oil storage tank of Storage and Transportation Department and Zhanqiao oil and gas recovery project	66,000	2,065	Under construction
No. 2 olefin cracking burner of the Thermal Power Division	120,929	1,420	Under construction

2019 Interim Report    21

REPORT OF THE DIRECTORS (continued)

(6)	Other Disclosure Items

1.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

22    Sinopec Shanghai Petrochemical Company Limited

REPORT OF THE DIRECTORS (continued)

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,500.0 million in 2019, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (wastewater, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable environmental protection laws and regulations in China. However, the Chinese government may further impose stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

2019 Interim Report    23

REPORT OF THE DIRECTORS (continued)

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

24    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS

(1)	Annual General Meeting

During the Reporting Period, the Company held the 2018 Annual General Meeting in Shanghai, the PRC on 20 June 2019, which was in strict accordance with the relevant laws and regulations and the notice, and convening procedures stipulated in the Articles of Association. The relevant announcement was published on Shanghai Securities News, China Securities Journal and Securities Times on 21 June 2019 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 20 June 2019.

(2)	Plan for Ordinary Shares Profit Distribution or Capital Reserves Capitalization

1.	The Formulation, Implementation or Adjustment of Cash Dividend Policy

The 2018 Profit Distribution Plan was considered and approved at the 2018 Annual General Meeting held on 20 June 2019 to distribute a dividend of RMB2.50 per 10 shares (including tax) totaling RMB2,705,953,375 based on the total issued share of 10.8238135 billion as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 21 June 2019 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 20 June 2019. The record date for H shares dividend payment was 1 July 2019 and the dividend payment date for H shares was 18 July 2019. On 10 July 2019, the Company published an announcement on the implementation of profit distribution for A shares for the year 2018. The record date for A shares dividend payment was 17 July 2019 and the ex-dividend date was 18 July 2019. The dividend payment date for A shares was 18 July 2019. The Profit Distribution Plan was implemented as scheduled.

2.	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

2019 Interim Report    25

MAJOR EVENTS (continued)

(3)	Performance of Undertakings

1.	Undertakings by De Facto Controller, Shareholders, Connected Parties, Purchaser and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version ) (“Share Reform Scheme”) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The Share Reform Scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the Share Reform Scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(4)	Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company had not changed its auditors.

(5)	Material Lawsuits or Arbitration

During the Reporting Period, the Company had no material lawsuits or arbitration.

26    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

(6)	Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

During the Reporting Period, none of the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had been investigated, administratively punished, publicly criticized by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(7)	Credit Status of the Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

(8)	Share Option Incentive Scheme

During the Reporting Period, the Company did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

(9)	Major Connected Transactions of the Company

1.	Connected Transactions in relation to Daily Operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into among the Company, the controlling shareholder of the Company, Sinopec Corp., and the de facto controller, Sinopec Group on 23 August 2016, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into between the Company and the Company’s de facto controller Sinopec Group on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates.

The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing connected transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

2019 Interim Report    27

MAJOR EVENTS (continued)

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2016.

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2019	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	80,286,000	28,161,639	75.39
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	102,914,000	30,594,624	58.84
Property leasing	Sinopec Corp. and its associates	36,000	26,051	69.74
Agency sales of petrochemical products	Sinopec Corp. and its associates	240,000	64,456	100.00
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	3,444,000	25,257	25.47
Petrochemical industry insurance services	Sinopec Group and its associates	180,000	55,210	100.00
Financial services	Sinopec Group and its associates	200,000	507	0.24

28    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

On 31 December 2018, the Company signed an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks from the Baishawan Branch for one year, with the leasing period from 1 January 2019 to 31 December 2019, at an annual rent of RMB95.0 million (including VAT). The Lease Agreement was considered and approved at the 14th meeting of the Nineth Session of the Board on 28 December 2018. Related announcements were published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 28 December 2018, as well as on Shanghai Securities News, China Securities Journal and Securities Times on 29 December 2018. During the Reporting Period, the Company’s related rental expenses amounted to RMB35.86 million.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company entered into a technical service agreement. Petro-Cyberworks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the technical service agreement, the Company appoints PCITC to implement the design, construction and operation and maintenance of smart factory projects, at a total amount of RMB30,580,000 (inclusive of tax). Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

2.	Connected Parties’ Liabilities

						Unit: RMB’000
		Funds provided to connected parties			Funds provided by connected parties to the listed company
Connected party	Connected relationship	Opening balance	Amount of transaction	Closing balance	Opening balance	Amount of transaction	Closing balance
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	3,183	27,577	30,760	89,567	-49,650	39,917

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

2019 Interim Report    29

MAJOR EVENTS (continued)

(10)	Material Contracts and their Performance

1.	Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the Reporting Period.

2.	Guarantees

The Company did not provide any guarantees during the Reporting Period.

3.	Other Material Contracts

There were no other material contracts during the Reporting Period.

(11)	Environmental information

1.	Environmental Protection Situation of Key Pollutant-discharging Companies and their Subsidiaries as Announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Ecology and Environment. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) (國家重點監控企業自行監測及信息公開辦法(試行)), the Company has disclosed to the public on the website of the National Pollution Source Monitoring Information Management and Sharing Platform the sites of the source of pollution, pollutant types and concentration of pollutants which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its first priority. It continues to participate in ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/ T28001: 2011). On 26 October 2016, the continued use of the title “All-China Environmentally Friendly Enterprise” (中華環境好友企業) was approved.

In 2019, the Company established the concept of “challenge to meet the advanced levels and align with the highest standards”, to comprehensively promote the green development of the industry, fight resolutely against pollution, win the battle of defending the blue sky, and conscientiously implement the requirements of “the Sixth Environmental Protection Three-Year Action Plan”, “Shanghai Clean Air Action Plan (2018- 2022)” and “Jinshan District Environmental Comprehensive Remediation Action Plan”, thereby promoting the establishment of green enterprise and clean production checks and facilitating the Company to achieve high quality and sustainable development.

30    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

In the first half of 2019, the Company actively organized and implemented the environmental protection projects. Emission volume of sulfur dioxide and nitrogen oxides decreased by 26.52% and 23.67%, respectively. The Company achieved 100% wastewater discharge compliance rate, 100% controlled waste gas discharge compliance rate and 100% hazardous waste disposal compliance rate.

LDAR work was fully promoted and continuous emission reduction of VOCs (Volatile Organic Compounds) was achieved. In 2019, the Company implemented and promoted LDAR in various aspects such as management system and organization systems. In the first half of the year, a total of 972,047 sealing points in refinery and chemical engineering equipment were examined, and the number of leaking points detected was 2,246, of which 2,221 points were repaired, achieving a repair rate of 98.9%. Through the implementation of the VOC governance project and various management measures, odor at the border of the Company was effectively controlled.

In the first half of 2019, the Company paid RMB9.44 million of environmental protection tax.

In the first half of 2019, the Company received 3 administrative penalty decisions issued by the Shanghai Municipal Bureau of Ecology and Environment, involving a total fine of RMB2.15 million. The main reason for the penalties was that the on-site supervision and monitoring of organized exhaust outlets exceeded the standard.

2019 Interim Report    31

MAJOR EVENTS (continued)

No.	Event	Time	Rectification

1	“7.24” Acrylic fiber Department carbon fiber device surface treatment exhaust gas discharge port and RTO exhaust gas discharge port supervision and monitoring exceeded the standard	24 July 2018

(1)   Process optimization. Bring together production department, safety and environmental department, equipment department, device, technology supplier and design unit to adjust and optimize process and control fluctuation in oriented yarn production process.

(2)   The volatile gas of the electrolyte in the. electrolyzer is collected and transported to the pickling tower for pickling, and discharged after meeting standard. At the same time, based on the source control, table tennis is added in the electrolyzer to reduce material evaporation and reduce the concentration of ammonia pollutants;

(3)   After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

2	“12.11” Exhaust gas discharge port of the Acrylic Fiber Station, Environment Water Department exceeded the standard	11 December 2018

(1)   Strengthen communication with the Acrylic Fiber Department, control the discharge of high-concentration acrylonitrile wastewater, and ensure that the concentration of acrylonitrile in the acrylic wastewater station is stable within a certain range.

(2)   Carry out research on improvement of acrylic fiber wastewater treatment process. The anaerobic biochemical, ultraviolet photolysis or catalytic oxidation process is used to achieve acrylonitrile digestion in the wastewater tank, thereby effectively reducing the amount of acrylonitrile entering the exhaust system and achieving stable compliance with the exhaust gas treatment device.

(3)   After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

3	“12.5” Polymerization waste gas collection tower outlet of Acrylic Fiber south unit exceeded the standard	5 December 2018

Optimize the maintenance method of plate heat exchanger. Before disassembling the plate heat exchanger, rinse the plate gap with pure water to prevent the acrylonitrile monomer from being carried out with the heat exchanger and strictly control the volatilization of unreacted materials. After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

32    Sinopec Shanghai Petrochemical Company Limited

MAJOR EVENTS (continued)

2.	Construction and Operation of Pollution Prevention Facilities

The Company has 93 sets of environmental protection devices. The Company strengthened the daily operation supervision of environmental protection facilities, and the operational parameters of environmental protection facilities were included in the production indicators for management; environmental protection equipment was listed as an important production equipment, and environmental protection online instruments were integrated into equipment management system.

By November 2018, all boilers of the Ministry of Thermal Power had completed ultra-low emission conversion. In the first half of 2019, the emission of soot, SO2 and NOX from thermoelectric boilers reached Shanghai Emission Standard of Air Pollutants for Coal-fired Power Plant; SO2 emissions from three sulfur recovery units met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry; the emission of pollutants from catalytic cracking units met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry. The emission of pollutants from process heating furnace met the emission standards stipulated in the Emission Standards of Pollutants for Petroleum Chemistry Industry and Emission Standard of Pollutants for Petroleum Chemistry Industry.

Shanghai Petrochemical Environmental Protection Water Supplies Department has two sets of sewage biochemical treatment devices, and the sewage treatment design capacity is 84,000 tons/day. After the sewage treatment reaches the standard, it is discharged to Hangzhou Bay through the deep-sea discharge pipe.

In the first half of 2019, the total amount of sewage handled by the Environmental Protection Water Supplies Department was 17.273 million tons, about 94,900 tons/day; the sewage treatment plant facilities were 100% intact and the operation rate was 100%.

3.	Environmental Impact Assessment and Other Environmental Protection Administrative Approval

According to relevant requirements of national and local governments such as the “Environmental Impact Assessment Law”, “Regulations on Environmental Protection Management of Construction Projects” and “Classification Management List for Construction Project Environmental Impact Assessment”, the Company actively promoted the alignment of construction project with environmental protection “three at the same time” principle. In the first half of 2019, the key environmental protection project “Shanghai Petrochemical Storage and Transportation Department T-104 Tank Intrinsic Safety and Environmental Protection Hazard Control” was approved by Jinshan Ecological Environment Bureau.

The Company obtained the sewage discharge licenses issued by the Shanghai Municipal Environmental Protection Bureau on 31 December 2017 respectively. Licenses (petrochemical industry) are valid from 1 January 2018 to 31 December 2020. In 2019, the Company strictly carried out self-monitoring, reporting of pollutant discharge permit execution reports and information disclosure in strict accordance with the requirements of sewage permit management.

2019 Interim Report    33

MAJOR EVENTS (continued)

4.	Emergency Response Plan for Emergent Environmental Incidents

According to the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Enterprises and Institutions (Trial)” of the Ministry of Environmental Protection and the requirements for the filing of environmental emergency response plans by the Shanghai Municipal Environmental Protection Bureau, the Company launched surveys for its risk information and environmental emergency resources and assessed the risk of environmental incidents. The Company completed the preparation and expert review of the “Comprehensive Emergency Response Plan for Environmental Emergencies”, and filed a report to the Shanghai Municipal Environmental Protection Bureau on 29 December 2016. The Company’s overall plan includes 11 areas, such as “Corporate Profile”, “Emergency Organization System And Responsibility”, “Environmental Risk Analysis”, “Internal Alarm Mechanism” And “Emergency Response”, etc. The special emergency plan includes 6 preplans, including “Special Emergency Plan for Water Environment Risk”, “Special Emergency Plan for Long-Distance Pipeline Leakage”, and “Special Emergency Response Plan For Chemicals (Including Hazardous Waste) Leakage Incident”. The Company also prepared 11 on-site precaution plans, including the contingency plan for on-site disposal of 1# and 2# polyethylene joint installations, polyolefin joint installation and ethylene glycol plants.

In the first half of 2019, the Company carried out environmental risk source assessment and regular environmental protection emergency drills to verify the practicability and operability of emergency plans, improve the decision-making and execution ability of relevant personnel in dealing with emergencies quickly, improve the emergency disposal of environmental pollution and timeliness of environmental monitoring response, and further strengthened the emergency linkage with local governments.

5.	Environmental Self-monitoring Programme

In accordance with Shanghai Petrochemical’s Self-Monitoring Program for Pollution Discharge Permit, Sinopec Provisions on the Management of Environment Monitoring and Shanghai Petrochemical Provisions on the Management of Environment Monitoring, the Company organized and published the annual Shanghai Petrochemical Environmental Monitoring Plan and emission implementation standard in early 2019. The monitoring contents included the seven parts: water quality (clear water) monitoring plan, atmospheric monitoring plan (atmospheric PM10, unorganized emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan and groundwater monitoring plan, covering the Company’s sewage, clean water, waste gas, noise, radioactivity and other pollution sources, as well as environmental monitoring of the atmosphere, groundwater, etc. Daily environmental monitoring is carried out according to the monitoring plan.

(12)	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the Company Law, the Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to constantly improve the innovation of the Company’s system and management, to enhance the corporate governance structure and to strengthen the establishment of the Company’s infrastructure in order to promote the overall image of the Company.

34    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1)	Changes in Share Capital of Ordinary Shares during the Reporting Period

1.	Changes in Ordinary Shares during the Reporting Period

During the Reporting Period, there was no change in the ordinary shares of the Group.

(2)	Issue of shares

1.	Issue of Shares during the Reporting Period

During the Reporting Period, the Group did not issue any shares.

2.	Changes in the Company’s Total Number of Ordinary Shares, Shareholding Structure and the Company’s Assets and Liabilities

During the Reporting Period, there was no change in the Company’s total number of shares, shareholding structure and the Company’s assets and liabilities due to reasons such as stock dividend and allotment of shares.

3.	Employees Shares

The Company had no employees shares as at the end of the Reporting Period.

2019 Interim Report    35

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(3)	Shareholders

1.	Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	85,489

2.	Shareholding of the Top Ten Shareholders as at the End of the Reporting Period

Shareholding of the top ten shareholders

		Increase/ decrease of shareholding during the	Number of shares held at the end of	Percentage of	Number of shares held with selling	Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Reporting Period (shares)	the Reporting Period (shares)	shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders

China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person

HKSCC (Nominees) Limited	H shares	-1,294,074	3,456,846,747	31.94	0	Unknown	—	Overseas legal person

China Securities Finance Corporation Limited	A shares	0	324,111,018	2.99	0	None	0	Others

HKSCC Limited	A shares	+3,655,630	82,354,554	0.76	0	None	0	Others

Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others

GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others

Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others

China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others

Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State- owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above- mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

36    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(4)	Change in Controlling Shareholder or De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2019, as was known to the Directors and chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) who are required to disclose their interests or short positions pursuant to Divisions 2 and 3 of Part XV of the SFO in the shares and underlying shares of the Company or as recorded in the register of interests required to be kept under Section 336 of the SFO are set out below:

2019 Interim Report    37

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity

China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44	74.50	Beneficial owner

The Bank of New York Mellon Corporation	478,472,013 H shares (L)	(2)	4.42	13.69	Interests of controlled corporation
	389,190,800 H shares (S)		3.60	11.14
	77,258,643 H shares (P)		0.71	2.21

BlackRock, Inc.	313,996,599 H shares (L)	(3)	2.90	8.98	Interests of controlled corporation
	21,260,000 H shares (S)	(3)	0.20	0.61	Interests of controlled corporation

JPMorgan Chase & Co.	195,142,166 H shares (L)	(4)	1.80	5.58	Interests of controlled
	35,209,447 H shares (S)	(4)	0.33	1.00	corporation,
	132,750,796 H shares (P)		1.23	3.79	investment manager, secured equity holders and approved lending agents

Corn Capital Company Limited	211,008,000 H shares (L)	(5)	1.95	6.04	Beneficial owner
	200,020,000 H shares (S)		1.85	5.72	Beneficial owner

Hung Hin Fai	211,008,000 H shares (L)	(5)	1.95	6.04	Interests of controlled corporation
	200,020,000 H shares (S)	(5)	1.85	5.72	Interests of controlled corporation

Yardley Finance Limited	200,020,000 H shares (L)	(6)	1.85	5.72	Secured equity holders

Chan Kin Sun	200,020,000 H shares (L)	(6)	1.85	5.72	Interests of controlled corporation

Citigroup Inc.	228,207,123 H shares (L)	(7)	2.11	6.52	Secured equity holders,
	3,048,300 H shares (S)	(7)	0.03	0.08	Interests of controlled
	169,895,619 H shares (P)		1.57	4.86	corporation, and
					approved lending agents

(L): Long position; (S): Short position; (P): Lending pool

38    Sinopec Shanghai Petrochemical Company Limited

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Note:

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 30 June 2019. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)	All the 389,190,800 H shares (short position) held by The Bank of New York Mellon Corporation was held through physical settlement unlisted derivatives.
(3)	Of the H shares (long position) held by BlackRock, Inc., 1,694,000 H shares (long position) were held through cash settled unlisted derivatives.
(3)	Of the H shares (short position) held by BlackRock, Inc., 1,914,000 H shares (short position) were held through cash settled unlisted derivatives.
(4)	Of the H shares (long position) held by JPMorgan Chase & Co., 16,976,000 H shares (long position) were held through cash settled unlisted derivatives.
(4)

Of the H shares (short position) held by JPMorgan Chase & Co., 4,000 H shares (short position) were held through cash settled listed derivatives, 18,835,862 H shares (short position) were held through physical settlement unlisted derivatives, 10,926,165 H shares (short position) were held through cash settled unlisted derivatives, 20 H shares (short position) were held through convertible instruments listed derivatives.

(5)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(6)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(7)

Of the H shares (long position) held by Citigroup Inc., 5,934,100 H shares (long position) were held through physical settlement listed derivatives, 436,000 H shares (long position) were held through cash settled unlisted derivatives.

(7)

Of the H shares (short position) held by Citigroup Inc., 107,300 H shares (short position) were held through physical settlement listed derivatives, 554,000 H shares (short position) were held through cash settled unlisted derivatives.

Save as disclosed above, as at 30 June 2019, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2019 Interim Report    39

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Changes in Shareholdings

1.	Changes in Shareholdings of the Current and Resigned Directors Supervisors and Senior Management during the Reporting Period

Unit: Shares
Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period

Wu Haijun	Executive Director and Chairman	Nil	Nil	No change
Shi Wei	Executive Director and President	Nil	Nil	No change
Jin Qiang	Executive Director and Vice President	301,000	301,000	No change
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	301,000	301,000	No change
Zhou Meiyun	Executive Director, Vice President & Chief Financial Officer	Nil	Nil	No change
Jin Wenmin	Executive Director and Vice President	175,000	175,000	No change
Lei Dianwu	Non-executive Director	Nil	Nil	No change
Mo Zhenglin	Non-executive Director	Nil	Nil	No change
Zhang Yimin	Independent Non-executive Director	Nil	Nil	No change
Liu Yunhong	Independent Non-executive Director	Nil	Nil	No change
Du Weifeng	Independent Non-executive Director	Nil	Nil	No change
Li Yuanqin	Independent Non-executive Director	Nil	Nil	No change
Ma Yanhui	Supervisor and Chairman of the Supervisory Committee	Nil	Nil	No change
Zuo Qiang(1)	Supervisor	Nil	Nil	No change
Li Xiaoxia	Supervisor	Nil	Nil	No change
Zhai Yalin	Supervisor	Nil	Nil	No change
Fan Qingyong	Supervisor	Nil	Nil	No change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No change

(1)

On 2 September 2019, the Supervisory Committee received the resignation letter from Mr. Zuo Qiang tendering his resignation from his position as an employee supervisor due to other work arrangements. Mr. Zuo Qiang’s resignation takes effect upon the submission of the resignation letter to the Supervisory Committee on 2 September 2019.

(2)	Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

During the Reporting Period, the Company’s Directors, Supervisors and senior management did not hold the Company’s share options.

40    Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(3)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

During the Reporting Period, there were no changes in the Company’s Directors, Supervisors and senior management.

(4)	Interests and Short Positions of the Directors, Chief Executives and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2019, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the Shares and Underlying Shares of the Company

			Number of underlying shares held in respect of A shares share options under the Share Option Incentive	Percentage of	Percentage of
Name	Position	Number of shares (shares)	Scheme (shares)	total issued shares (%)	total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	—	0.0028	0.0041	Beneficial owner

Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	301,000 A shares (L)	—	0.0028	0.0041	Beneficial owner

Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	—	0.0016	0.0024	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2019, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

2019 Interim Report    41

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(5)	Changes in Directors’ and Supervisors’ Information

Disclosure of changes in the information of Directors and Supervisors in accordance with Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

1.	Mr. Zhou Meiyun, an Executive Director, has been serving as Chief Legal Counsel of the Group since May 2019.

2.

Mr. Liu Yunhong, an Independent Non-executive Director, has been serving as Director of the Institute of Foresea Life Insurance Co., Ltd. (Shanghai) since 28 May 2019, and has ceased to serve as Assistant to General Manager of HwaBao Securities Co. Ltd since May 2019.

3.

Mr. Zuo Qiang, a Supervisor, has ceased to serve as Chief Legal Counsel of the Group and Deputy Chief of Political Work since May 2019, has served as Investigator of the Group since May 2019 and has ceased to serve as an employee supervisor of the Company since 2 September 2019.

4.

Mr. Fan Qingyong, a Supervisor, has been serving as Deputy Head of Discipline Inspection and Supervision Team of the Group since May 2019, and has ceased to serve as Deputy Director of the Supervisory Department of Sinopec Corp since May 2019.

5.

Mr. Zheng Yunrui, an Independent Supervisor, has been serving as Independent Director of Dalian Insulator Group Co., Ltd. (which is listed on the Shenzhen Stock Exchange, stock code: 002606) since April 2019.

6.

Mr. Zheng Yunrui, an Independent Supervisor, has ceased to serve as Arbitrator at Shenzhen Arbitration Commission since February 2019, and has ceased to serve as Arbitrator at Shenyang Arbitration Commission since May 2019.

(6)	Audit Committee

On 19 August 2019, the Audit Committee of the Ninth Session of the Board held its fifth meeting and reviewed the interim report of the Group for the Reporting Period.

(7)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(8)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

(9)	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions conducted by the Directors and Supervisors. The Company has made specific enquiries with all Directors and Supervisors and has obtained written confirmations from each Director and Supervisor that they have consistently complied with the Model Code for Securities Transactions during the Reporting Period.

42    Sinopec Shanghai Petrochemical Company Limited

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

The Model Code for Securities Transactions is also applicable to the senior management of the Company who may be in possession of unpublished share price sensitive information of the Company. No incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company was noted by the Company.

(10)	Summary of work in the first half of the year of the Communist Party Committee

In the first half of 2019, guided by Xi Jinping’s idea of new era of socialism with Chinese characteristics, the Communist Party Committee of the Company fully implemented the general requirements of Party’s new era. Guided by political construction, the Company organized the theme education of “Do not forget the initial heart and keep the mission in mind”, and vigorously strengthened the capacity building of “controlling the direction, managing the overall situation and guaranteeing implementation”. The Company implemented the project of promoting organizational ability of grass-roots Party organizations, paid more attention to responsibility, quality and effectiveness, and focused on entering into the center, undertaking the working concentration and uniting the people, which provides strong guarantee for Shanghai Petrochemical to achieve sustainable development in an all-round way and establish the Company as “Leading domestically, First-class globally” energy and chemical and new material enterprise. Mainly do the following work:

Strengthening the establishment of leaders and executive teams, improving the selection and appointment mechanism, strengthening daily management and supervision, and building a cadre team with strong political strength and will. Strictly implementing the “Three Importance and One Large” (三重一大) decision-making system. In the first half of the year, the Company’s Communist Party Committee reviewed 48 issues in total.

Strengthening the establishment of the Party’s work style, improving the operation mechanism of the Communist Party Committee, conducting the mechanism of supervision, carrying out family and cooperative clean culture activities. Consistently promoting the formation of a clean and honest cadre family style and a healthy and transparent business environment.

Strengthening organizational construction and enhancing the organizational ability of grass-roots party branches. Consolidating the system of contact with the service staff, promoting the pairing of the Party branch of the Company with the correspondent enterprises and the Party organizations in the towns and villages, carrying out volunteer public service, promoting mutual integration, and transforming political advantages into development advantages.

Strengthening the construction of corporate culture, focusing on the Company’s development hotspots, and strengthening publicity and education. The Company organized 15 “Public Open Days” activities, built good community public relations, and disseminated the Company’s green and low carbon development concept.

Implementing the democratic participation rights of employee representatives’ participating in the government and promoting the development of enterprises. For the 93 proposals received by the Staff Representative Conference, the Company has implemented analytical judgments and answers. Strengthening employees’ health management, comprehensively promoting the Employee Assistance Programmes (EAP), deepening the concept of “big health”, and advocating the idea of “happy work, healthy life”.

2019 Interim Report    43

DOCUMENTS FOR INSPECTION

(1)	2019 interim report signed by the Chairman;

(2)	Financial statements signed and sealed by the legal representative, chief financial officer and accounting chief of the Company;

(3)	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRS during the Reporting Period;

(4)	Written confirmation of the interim report signed by the Company’s Directors, Supervisors and senior management.

The Company keeps all the documents listed above at the Company’s Secretariat, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal code: 200540

Chairman: Wu Haijun

Date of filing approved by the Board: 20 August 2019

44    Sinopec Shanghai Petrochemical Company Limited

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 46 to 88, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2019 and the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 20 August 2019

2019 Interim Report    45

A.	Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

Sinopec Shanghai Petrochemical Company Limited – For the six months ended 30 June 2019

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited
		Six months ended 30 June
		2019	2018
	Note	RMB’000	RMB’000
Revenue	6	51,955,226	52,161,512
Taxes and surcharges		(5,830,148)	(6,114,438)

Net sales		46,125,078	46,047,074
Cost of sales		(45,225,356)	(42,112,030)

Gross profit	6	899,722	3,935,044

Selling and administrative expenses		(265,883)	(282,235)
Net impairment losses on financial assets		(2)	(45)
Other operating income		45,794	66,824
Other operating expenses		(11,741)	(7,720)
Other losses – net	7	(13,302)	(26,234)

Operating profit	6	654,588	3,685,634

Finance income	7	234,392	243,074
Finance expenses	7	(20,648)	(33,825)

Finance income – net		213,744	209,249

Share of net profit of associates and joint ventures accounted for using the equity method		497,230	647,402

Profit before income tax		1,365,562	4,542,285
Income tax expense	8	(215,526)	(983,672)

Profit for the period		1,150,036	3,558,613

Profit is attributable to:
– Owners of the Company		1,143,560	3,551,259
– Non-controlling interests		6,476	7,354

		1,150,036	3,558,613

46    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT (continued)

		Unaudited
		Six months ended 30 June
		2019	2018
	Note	RMB’000	RMB’000
Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic earnings per share	9	RMB0.106	RMB0.328

Diluted earnings per share	9	RMB0.106	RMB0.328

The above condensed consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

2019 Interim Report    47

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Profit for the period	1,150,036	3,558,613
Other comprehensive loss
Items that may be reclassified to profit or loss
Share of other comprehensive loss of associates and joint ventures accounted for using the equity method	(3,667)	(4,719)

Other comprehensive loss for the period, net of tax	(3,667)	(4,719)

Total comprehensive income for the period	1,146,369	3,553,894

Total comprehensive income for the period is attributable to:
– Owners of the Company	1,139,893	3,546,540
– Non-controlling interests	6,476	7,354

Total comprehensive income for the period	1,146,369	3,553,894

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

48    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2019 RMB’000	Audited 31 December 2018 RMB’000
Assets

Non-current assets
Lease prepayment and other non-current assets		455,701	858,283
Property, plant and equipment	11	10,949,276	11,646,390
Right-of-use assets	3	403,503	—
Investment properties		374,346	376,739
Construction in progress		1,867,827	1,559,401
Investments accounted for using the equity method	12	5,002,544	4,527,133
Deferred income tax assets		120,663	119,075

		19,173,860	19,087,021

Current assets
Inventories		6,858,647	8,120,875
Trade receivables	13	67,593	81,990
Other receivables	13	66,453	105,803
Prepayments	13	63,858	38,025
Amounts due from related parties	13,21(c)	2,497,626	2,286,249
Cash and cash equivalents	14	9,941,051	8,741,893
Time deposits with banks	15	3,024,425	1,500,000
Financial assets at fair value through other comprehensive income	16	1,616,971	1,672,431
Financial assets at fair value through profit or loss	17	504,219	2,727,279
Assets classified as held for sale		24,331	24,331
		24,665,174	25,298,876

Total assets		43,839,034	44,385,897

Equity and liabilities
Equity attributable to owners of the Company
Share capital	9	10,823,814	10,823,814
Reserves	20	17,956,189	19,522,249

		28,780,003	30,346,063
Non-controlling interests		122,854	116,378

Total equity		28,902,857	30,462,441

2019 Interim Report    49

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

		Unaudited	Audited
		30 June 2019	31 December 2018
	Note	RMB’000	RMB’000
Liabilities
Non-current liabilities
Lease liabilities	3	21,361	—
Deferred income		10,442	10,442

		31,803	10,442

Current liabilities
Borrowings	18	1,052,600	497,249
Lease liabilities	3	48,040	—
Financial liabilities at fair value through profit or loss		386	11,005
Trade payables	19	3,468,021	2,922,998
Contract liabilities		378,471	446,702
Bills payable	19	75,906	—
Other payables	19	3,512,547	5,167,230
Amounts due to related parties	19,21(c)	6,307,969	4,567,814
Income tax payable		60,434	300,016

		14,904,374	13,913,014

Total liabilities		14,936,177	13,923,456

Total equity and liabilities		43,839,034	44,385,897

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

50    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 31 December 2018		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441
Change in accounting policy	3	—	—	—	—	—	—

Restated total equity at 1 January 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441
Profit for the period		—	—	1,143,560	1,143,560	6,476	1,150,036
Other comprehensive loss	20	—	(3,667)	—	(3,667)	—	(3,667)

Total comprehensive (loss)/ income for the period		—	(3,667)	1,143,560	1,139,893	6,476	1,146,369

Dividends proposed and approved	10	—	—	(2,705,953)	(2,705,953)	—	(2,705,953)
Appropriation of safety production fund	20	—	5,314	(5,314)	—	—	—

Balance at 30 June 2019		10,823,814	4,363,587	13,592,602	28,780,003	122,854	28,902,857

2019 Interim Report    51

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

		Unaudited
		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit for the period		—	—	3,551,259	3,551,259	7,354	3,558,613
Other comprehensive loss	20	—	(4,719)	—	(4,719)	—	(4,719)

Total comprehensive (loss)/ income for the period		—	(4,719)	3,551,259	3,546,540	7,354	3,553,894

Dividends proposed and approved	10	—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Employees share option scheme		—	(15,072)	—	(15,072)	—	(15,072)
Exercise of share option	20	9,637	44,527	—	54,164	—	54,164
Dividends paid by subsidiaries to non-controlling interests	20	—	—	—	—	(4,900)	(4,900)
Appropriation of safety production fund	20	—	26,123	(26,123)	—	—	—

Balance at 30 June 2018		10,823,814	4,338,658	13,406,249	28,568,721	287,761	28,856,482

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

52    Sinopec Shanghai Petrochemical Company Limited

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Unaudited
		Six months ended 30 June
	Note	2019 RMB’000	2018 RMB’000
Cash flows from operating activities
Cash generated from operations		702,670	5,373,139
Interest paid		(25,561)	(13,933)
Income tax paid		(456,696)	(1,145,735)

Net cash generated from operating activities		220,413	4,213,471

Cash flows from investing activities
Dividends received from joint ventures and associates		18,152	16,435
Interest received from structured deposits		57,306	—
Interest received		218,568	181,408
Net proceeds from settlement of derivative financial instrument		(15,350)	(8,066)
Net proceeds from disposal of property, plant		12,098	209,471
Proceeds from disposal of subsidiary		—	9,600
Cash received from entrusted lending		—	12,000
Cash received from six-month time deposits		1,500,000	2,000,000
Cash received from structured deposits		2,700,000	—
Cash payment of structured deposits		(500,000)	—
Cash payment of six-month time deposits		(3,000,000)	(2,000,000)
Payments for disposal of subsidiary		—	(21,304)
Payments for sale of financial assets at fair value through other comprehensive income		(14,219)	—
Purchases of property, plant and equipment and other long-term assets		(565,379)	(351,234)

Net cash generated from investing activities		411,176	48,310

2019 Interim Report    53

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

		Unaudited
		Six months ended 30 June
		2019	2018
	Note	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from borrowings		2,405,100	1,208,100
Proceeds from exercising share option incentive scheme		—	37,102
Principal elements of lease payments		(4,078)	—
Repayments of borrowings		(1,839,897)	(418,657)
Dividends paid by subsidiaries to non-controlling interests		—	(4,900)

Net cash generated from financing activities		561,125	821,645

Net increase in cash and cash equivalents		1,192,714	5,083,426
Cash and cash equivalents at beginning of the period		8,741,893	7,504,266
Exchange gains on cash and cash equivalents		6,444	24,371

Cash and cash equivalents at end of the period	14	9,941,051	12,612,063

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun

Chairman	Director, Vice General Manager and Chief Financial Officer

54    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	General information

Sinopec Shanghai Petrochemical Company Limited (the “Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (the “Group”) are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issuing on 20 August 2019.

This condensed consolidated interim financial information has been reviewed, not audited.

2	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2019 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their current reporting period commencing 1 January 2019:

•	IFRS 16 ‘Leases’

•	Annual Improvements to IFRS standards 2015-2017 Cycle

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’

•	Amendments to IAS 28 ‘Long-team interests in Associates and Joint Ventures’, and

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’.

The Group changed its accounting policies and made retrospective adjustments as a result of adopting IFRS 16, which are disclosed in Note 3. The other standards and amendments listed above did not have any significant impact on the Group’s accounting policies and did not require retrospective adjustments.

2019 Interim Report    55

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

2	Basis of preparation (continued)

(b)	New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2019 and have not been early adopted by the Group:

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020.

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020.

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021.

•	Amendments to IFRS 10 ‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 ‘Leases’ on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 January 2019 in Note 3.2 below.

The Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019.

56    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	Impact on adoption of IFRS 16

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 ‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

2019 RMB’000
Operating lease commitments disclosed as at 31 December 2018	84,746
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	77,046
(Less): short-term leases recognised on a straight-line basis as expense	(315)

Lease liability recognised as at 1 January 2019	76,731

Of which are:
Current lease liabilities	74,093
Non-current lease liabilities	2,638

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The recognised right-of-use assets relate to the following types of assets:

	As at 30 June 2019 RMB’000	As at 1 January 2019 RMB’000
Land use rights	327,619	335,026
Buildings	24,026	12,233
Plant and machinery	50,845	63,471
Vehicles and other equipment	1,013	1,148

Total right-of-use assets	403,503	411,878

2019 Interim Report    57

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	Impact on adoption of IFRS 16 (continued)

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB411,878 thousands

•	lease prepayment and other non-current assets – decreased by RMB355,026 thousands

•	prepayments – decrease by RMB121 thousands

•	lease liabilities – increase by RMB76,731 thousands

3.1.1	Impact on segment disclosures

As at 30 June 2019, allocated assets and allocated liabilities increased as a result of the change in accounting policy. Lease liabilities are now included in segment liabilities. The following segments were affected by the change in policy:

	Allocated assets RMB’000	Allocated liabilities RMB’000
Synthetic fibres	10,644	653
Resins and plastics	54,768	6,407
Intermediate petrochemicals	49,146	3,211
Petroleum products	282,944	57,100
Trading of petrochemical products	32	—
Others	5,969	2,030

	403,503	69,401

58    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.1	Impact on adoption of IFRS 16 (continued)

3.1.2	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, and

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases,

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

3.2	The Group’s leasing activities and how these are accounted for

The Group leases various buildings, plant and machinery, vehicles and other equipment. Rental contracts are made for fixed periods of 1 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Prior to 1 January 2019, payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

2019 Interim Report    59

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Changes in accounting policies (continued)

3.2	The Group’s leasing activities and how these are accounted for (continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

60    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2018.

5	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2018.

(b)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. During the six months ended 30 June 2019, the Group uses forward foreign exchange contracts to mitigate its exposure to foreign exchange risk respect to US dollar. The forward contracts the Group used are not designed as hedging instrument. During the six months ended 30 June 2019, the Group also entered foreign exchange option contracts which would be matured in 6 months to mitigate its exposure to foreign exchange risk respect to US dollar. The option contracts the Group used are not designed as hedging instrument. As at 30 June 2019, the nominal amount of US dollar foreign exchange options were amounted to RMB9,207 thousands (31 December 2018: the nominal amount of US dollar foreign exchange options were amounted to RMB571,476 thousands).

As at 30 June 2019, if the foreign currencies had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s net profit for the six months ended 30 June 2019 would have been RMB31,486 thousands increased/decreased (31 December 2018: RMB30,713 thousands decreased/ increased in net profit) before considering the impact of forward and option contracts as a result of foreign exchange gains/losses which is mainly resulted from the translation of US dollar denominated trade receivables and cash and cash equivalents.

2019 Interim Report    61

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(c)	Credit risk

Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, structured deposits, trade receivables, other receivables, bills receivable, etc.

Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits) and bills receivable since they are deposits and bank acceptance bills at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

•	significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

•	significant changes in the expected performance and behaviour of the debtors, including changes in the payment status of debtors, etc.

62    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(c)	Credit risk (continued)

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers.

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believe that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

(d)	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2019 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over–the– counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

2019 Interim Report    63

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(d)	Fair value estimation (continued)

Recurring fair value measurements As at 30 June 2019	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income	—	1,616,971	—	1,616,971
Structured deposits	—	—	504,002	504,002
Foreign exchange options	—	217	—	217
	—	1,617,188	504,002	2,121,190

Financial liabilities
Foreign exchange options	—	386	—	386

Recurring fair value measurements As at 31 December 2018	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income	—	1,672,431	—	1,672,431
Structured deposits	—	—	2,719,811	2,719,811
Foreign exchange options	—	7,468	—	7,468

	—	1,679,899	2,719,811	4,399,710

Financial liabilities
Foreign exchange options	—	11,005	—	11,005

64    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(d)	Fair value estimation (continued)

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

Financial assets and financial liabilities not measured at fair value mainly represent trade receivables, other receivables, amounts due from related parties excluded prepayments, trade payables, amounts due to related parties, other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 30 June 2019, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

6	Segment information

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2018.

	Synthetic	Resins and	Intermediate	Petroleum	Trading of petrochemical
Six months ended	fibres	plastics	petrochemicals	products	products	Others	Total
30 June 2019	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	1,219,618	5,372,785	12,138,660	32,291,902	13,434,925	755,551	65,213,441
Inter segment revenue	—	(239,302)	(6,877,155)	(5,668,424)	(120,706)	(352,628)	(13,258,215)

Revenue from external customers	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Timing of revenue recognition
At a point in time	1,219,618	5,133,483	5,261,505	26,623,478	13,308,687	402,923	51,949,694
Over time	—	—	—	—	5,532	—	5,532

	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Total gross (loss)/profit	(201,185)	423,781	426,682	134,331	73,757	42,356	899,722

2019 Interim Report    65

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

Six months ended 30 June 2018	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	1,147,441	5,294,452	12,786,100	31,488,067	13,216,083	745,971	64,678,114
Inter segment revenue	—	(67,147)	(6,536,952)	(4,998,156)	(564,365)	(349,982)	(12,516,602)

Revenue from external customers	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Timing of revenue recognition
At a point in time	1,147,441	5,227,305	6,249,148	26,489,911	12,649,369	395,989	52,159,163
Over time	—	—	—	—	2,349	—	2,349

	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Total gross (loss)/profit	(221,821)	737,690	1,127,054	2,242,694	97,391	(47,964)	3,935,044

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Segment result - Profit/(loss) from operations
Synthetic fibres	(222,079)	(244,898)
Resins and plastics	332,716	628,956
Intermediate petrochemicals	336,548	1,001,369
Petroleum products	111,120	2,229,596
Trading of petrochemical products	40,762	106,692
Others	55,521	(36,081)

Profit from operations	654,588	3,685,634

Finance income - net	213,744	209,249
Share of net profit of associates and joint ventures accounted for using the equity method	497,230	647,402

Profit before income tax	1,365,562	4,542,285

66    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at	As at
	30 June 2019	31 December 2018
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,008,629	1,114,911
Resins and plastics	1,907,620	1,924,863
Intermediate petrochemicals	3,945,336	4,176,850
Petroleum products	14,346,146	15,567,239
Trading of petrochemical products	1,770,557	1,807,433
Others	2,162,906	2,067,698

Allocated assets	25,141,194	26,658,994

Unallocated assets
Investments accounted for using the equity method	5,002,544	4,527,133
Cash and cash equivalents	9,941,051	8,741,893
Time deposits with banks	3,024,425	1,500,000
Deferred income tax assets	120,663	119,075
Financial assets at fair value through profit or loss	504,219	2,727,279
Others	104,938	111,523

Unallocated assets	18,697,840	17,726,903

Total assets	43,839,034	44,385,897

2019 Interim Report    67

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at	As at
	30 June 2019	31 December 2018
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities
Synthetic fibres	461,861	427,005
Resins and plastics	1,359,538	1,404,499
Intermediate petrochemicals	1,654,202	1,767,232
Petroleum products	7,915,114	7,813,381
Trading of petrochemical products	2,409,240	1,923,373
Others	83,236	79,712

Allocated liabilities	13,883,191	13,415,202

Unallocated liabilities
Borrowings	1,052,600	497,249
Financial liabilities at fair value through profit or loss	386	11,005

Unallocated liabilities	1,052,986	508,254

Total liabilities	14,936,177	13,923,456

68    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax

(a)	Finance income and expenses

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Interest income	209,960	218,822
Net foreign exchange gains	24,432	24,252

Finance income	234,392	243,074

Interest on bank and other borrowings	(21,905)	(33,825)
Less: amounts capitalized on qualifying assets	1,257	—

Finance expenses	(20,648)	(33,825)

Finance income - net	213,744	209,249

(b)	Other losses - net

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Gains from structured deposits	41,497	—
Fair value gains on foreign exchange option and forward exchange contracts	3,368	9,300
Net foreign exchange losses	(9,874)	(26,233)
Net losses on settlement of foreign exchange option and forward exchange contracts	(15,350)	(7,456)
Net losses on disposal of property, plant and equipment	(18,724)	(2,857)
Gains from disposal of subsidiary	—	1,622
Others	(14,219)	(610)

	(13,302)	(26,234)

2019 Interim Report    69

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax (continued)

(a)	Operating items

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Depreciation	(810,197)	(789,245)
Research and development costs	(21,379)	(13,427)
Net losses on disposal of property, plant and equipment	(18,724)	(2,857)
Reversal of inventory write-down	26,743	6,633
Impairment of construction in progress	(486)	—

8	Income tax expense

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Provision for PRC income tax for the period	(217,114)	(968,281)
Deferred taxation	1,588	(15,391)

	(215,526)	(983,672)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2018: 25%) on the estimated taxable income of the six months ended 30 June 2019 determined in accordance with relevant income tax rules and regulations.

9	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2019 of RMB1,143,560 thousands (six months ended 30 June 2018: RMB3,551,259 thousands) and 10,823,813,500 shares (six months ended 30 June 2018: 10,823,225,000 shares) in issue during the interim period.

70    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9	Earnings per share (continued)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options for the six months ended 30 June 2018. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for the six months ended 30 June 2018) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share. As at 30 June 2019 and 31 December 2018, there was no potential dilutive ordinary share from share options.

The calculation of the diluted earnings per share for the six months ended 30 June 2019 and the six months ended 30 June 2018 was shown as:

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	1,143,560	3,551,259

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,814	10,823,225
Adjustments for share options granted (thousands of shares)	—	2,525

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,823,814	10,825,750

Diluted earnings per share (RMB per share)	RMB0.106	RMB0.328

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 20 June 2019, a total dividend of RMB2,705,953 thousands was declared for the year ended 31 December 2018 and subsequently paid in July 2019. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2019.

Pursuant to a resolution passed at the Annual General Meeting held on 13 June 2018, a total dividend of RMB3,247,144 thousands was declared for the year ended 31 December 2017 and subsequently paid in July 2018. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2018.

2019 Interim Report    71

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11	Property, plant and equipment

		Plant and	Vehicles and
	Buildings	machinery	other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2018
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

Six months ended 30 June 2018
Opening net book amount	1,122,393	11,414,649	329,386	12,866,428
Additions	—	—	58	58
Disposals	(69)	(5,374)	(320)	(5,763)
Reclassification	496	(199)	(297)	—
Transferred from construction in progress	—	23,742	13,815	37,557
Charge for the period	(43,414)	(705,347)	(33,220)	(781,981)
Disposal of subsidiary	—	—	(2,291)	(2,291)

Closing net book amount	1,079,406	10,727,471	307,131	12,114,008

As at 30 June 2018
Cost	3,641,664	41,582,456	1,901,767	47,125,887
Accumulated depreciation	(2,283,159)	(29,907,418)	(1,533,522)	(33,724,099)
Impairment loss	(279,099)	(947,567)	(61,114)	(1,287,780)

Net book amount	1,079,406	10,727,471	307,131	12,114,008

72    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11	Property, plant and equipment (continued)

		Plant and	Vehicles and
	Buildings	machinery	other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2019
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,499,048)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	1,033,230	10,286,523	326,637	11,646,390

Six months ended 30 June 2019
Opening net book amount	1,033,230	10,286,523	326,637	11,646,390
Additions	732	52,077	173	52,982
Disposals	(3,119)	(27,017)	(686)	(30,822)
Reclassification	—	1,117	(1,117)	—
Transferred from construction in progress	12,217	23,511	6,151	41,879
Transferred to investment properties	(11,869)	—	—	(11,869)
Transferred from investment properties	6,924	—	—	6,924
Charge for the period	(44,046)	(679,275)	(32,887)	(756,208)

Closing net book amount	994,069	9,656,936	298,271	10,949,276

As at 30 June 2019
Cost	3,231,914	40,959,995	1,771,817	45,963,726
Accumulated depreciation	(2,183,973)	(30,487,730)	(1,465,425)	(34,137,128)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	994,069	9,656,936	298,271	10,949,276

For the six months ended 30 June 2019, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB751,702 thousands and RMB4,506 thousands, respectively (six months ended 30 June 2018: RMB777,362 thousands and RMB4,619 thousands, respectively).

2019 Interim Report    73

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12	Investments accounted for using the equity method

Six months ended
30 June 2019
RMB’000
Beginning of the period	4,527,133
Share of profit	497,230
Other comprehensive loss	(3,667)
Cash dividends distribution	(18,152)

End of the period	5,002,544

13	Trade and other receivables

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Trade receivables	67,653	82,044
Less: impairment provision	(60)	(54)

	67,593	81,990

Amounts due from related parties (Note 21(c))	2,497,626	2,286,249

	2,565,219	2,368,239

Prepayments	63,858	38,025
Other receivables	66,453	105,803

	2,695,530	2,512,067

The interest receivable amounted of RMB46,191 thousands was recorded in the balance of other receivables (31 December 2018: RMB79,224 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

74    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Within one year	2,565,175	2,300,957
1-2 year	32	29
2-3 year	12	11

	2,565,219	2,300,997

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
As at 1 January	198	1,053
Provision for receivables impairment	2	45
Receivables written off during the period as uncollectible	—	(612)

As at 30 June	200	486

As at 30 June 2019 and 31 December 2018, no trade receivables was pledged as collateral.

Sale to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

2019 Interim Report    75

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

14	Cash and cash equivalents

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Cash deposits with a related party (Note 21(c))	16,825	22,082
Cash at bank and in hand	9,924,226	8,719,811

	9,941,051	8,741,893

15	Time deposits with banks

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Six-month time deposits with banks	3,024,425	1,500,000

As at 30 June 2019, six-month time deposits with banks were at an interest rate range of 4.0 – 4.2% per annum (31 December 2018: 4.5% per annum).

16	Financial assets at fair value through other comprehensive income

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Trade and bill receivables	1,616,971	1,672,431

As at 30 June 2019 and 31 December 2018, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

76    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

17	Financial assets at fair value through profit or loss

	As at 30 June 2019 RMB’000	As at 31 December 2018 RMB’000
Structured deposits	504,002	2,719,811
Foreign exchange options	217	7,468

	504,219	2,727,279

As at 30 June 2019 and 31 December 2018, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within 6 months from the end of the reporting period.

18	Borrowings

	As at 30 June 2019 RMB’000	As at 31 December 2018 RMB’000
Credit loan due within one year – Short term bank loans	1,052,600	497,249

The weighted average interest rate for the Group’s borrowings was 3.37% as at 30 June 2019 (31 December 2018: 3.63%).

As at 30 June 2019 and 31 December 2018, no borrowings were secured by property, plant and equipment.

2019 Interim Report    77

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Borrowings (continued)

The Group has the following undrawn facilities:

	As at 30 June 2019 RMB’000	As at 31 December 2018 RMB’000
Expiring within one year	13,225,879	13,251,535
Expiring beyond one year	687,470	3,710,000

	13,913,349	16,961,535

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

19	Trade and other payables

	As at 30 June 2019 RMB’000	As at 31 December 2018 RMB’000
Trade payables	3,468,021	2,922,998
Bills payable	75,906	—
Amounts due to related parties (Note 21(c))	6,307,969	4,567,814

	9,851,896	7,490,812

Staff salaries and welfares payable	381,094	128,861
Taxes payable (exclude income tax payable)	1,093,126	4,342,676
Interest payable	1,195	5,952
Dividends payable	1,367,442	26,488
Construction payable	184,473	334,249
Other liabilities	485,217	329,004

	3,512,547	5,167,230

	13,364,443	12,658,042

78    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Trade and other payables (continued)

As at 30 June 2019 and 31 December 2018, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2019, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB1,365,000 thousands (31 December 2018: Nil).

As at 30 June 2019 and 31 December 2018, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2019 RMB’000	As at 31 December 2018 RMB’000
Within one year	8,451,058	7,451,168
Between one and two years	21,436	25,231
Over two years	14,402	14,413

	8,486,896	7,490,812

2019 Interim Report    79

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	3,551,259	3,551,259
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Appropriation of safety production fund	—	—	—	—	—	26,123	(26,123)	—
Share option scheme (a)	—	—	—	(15,072)	—	—	—	(15,072)
Exercise of share option (a)	—	—	—	—	44,527	—	—	44,527
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(4,719)	—	—	—	(4,719)

Balance at 30 June 2018	4,072,476	4,180	101,355	27,678	106,846	26,123	13,406,249	17,744,907

Balance at 1 January 2019	4,072,476	13,739	101,355	10,389	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	1,143,560	1,143,560
Dividends proposed and approved	—	—	—	—	—	—	(2,705,953)	(2,705,953)
Appropriation of safety production fund	—	—	—	—	—	5,314	(5,314)	—
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(3,667)	—	—	—	(3,667)

Balance at 30 June 2019	4,072,476	13,739	101,355	6,722	106,846	62,449	13,592,602	17,956,189

80    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20	Reserves (continued)

(a)	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

2019 Interim Report    81

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20	Reserves (continued)

(a)	Share-based payments (continued)

The options of first tranche and second tranche were exercised at RMB3.85 in August 2017 and January 2018. According to the Group’s board resolution on 28 December 2018, the third tranche was not exercised due to the failure on satisfying the non-market exercise conditions.

Set out below are summaries of options granted under the plan for the six months ended 30 June 2018:

Number of share options 2018
As at 1 January 2018	19,104,500
Exercised during the period	(9,636,900)

As at 30 June 2018	9,467,600

The first tranche of the Share Option Incentive Scheme was exercised at RMB3.85 per share option on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees, out of which, RMB14,177 thousands were in share capital and RMB40,403 thousands were in reserve as share premium.

The second tranche of the Share Option Incentive Scheme was exercised at RMB3.85 per share option on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, out of which, RMB9,637 thousands were in share capital and RMB27,465 thousands were in reserve as share premium.

(b)	For the six months ended 30 June 2019 and six months ended 30 June 2018, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

82    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company

Sinopec Corp.	Immediate parent company

Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

China Petrochemical International Company Limited	Subsidiary of the immediate parent company

Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company

Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group

BOC-SPC Gases Co., Ltd.	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 10 and Note 19.

Most of the transactions undertaken by the Group during the six months ended 30 June 2019 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

2019 Interim Report    83

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Related-party transactions (continued)

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

(a)	Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2019 and the six months ended 30 June 2018 were as follows:

	Six months ended 30 June
	2019 RMB’000	2018 RMB’000
Sales of petroleum products	24,165,991	23,854,695
Sales other than petroleum products	4,858,076	3,174,716
Purchases of crude oil	21,644,763	18,725,141
Purchases other than crude oil	4,168,885	4,429,447
Sales commissions	64,456	72,648
Rental income	26,051	14,576

84    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Related-party transactions (continued)

(b)

Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2019 and the six months ended 30 June 2018 were as follows:

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Sales of goods and service fee income
– Sinopec Group and its subsidiaries	3,759	5,767
– Associates and joint ventures of the Group	1,566,798	2,310,742

	1,570,557	2,316,509

Purchases
– Sinopec Group and its subsidiaries	21,832	2,038,631
– Associates and joint ventures of the Group	2,326,159	2,281,216

	2,347,991	4,319,847

Insurance premium expenses
– Sinopec Group and its subsidiaries	55,210	61,701

Lease expenses
– Sinopec Group and its subsidiaries	—	30,630

Depreciation of right-of-use assets
– Sinopec Group and its subsidiaries	35,989	—

Interest expense of lease liabilities
– Sinopec Group and its subsidiaries	1,261	—

Loans borrowed
– Sinopec Finance	—	50,000

Interest income
– Sinopec Finance	507	122

Interest expense
– Sinopec Finance	—	127

Construction and installation cost
– Sinopec Group and its subsidiaries	25,257	41,098

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 21(a) and 21(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

2019 Interim Report    85

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Related-party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 21(a) and 21(b), are summarised as follows:

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Amounts due from related parties
– Sinopec Corp., its subsidiaries and joint ventures	2,389,291	2,142,731
– Sinopec Group and its subsidiaries	224	457
– Associates and joint ventures of the Group	108,111	143,061

	2,497,626	2,286,249

Amounts due to related parties
– Sinopec Corp., its subsidiaries and joint ventures	5,993,400	4,238,963
– Sinopec Group and its subsidiaries	23,025	45,134
– Associates and joint ventures of the Group	291,544	283,717

	6,307,969	4,567,814

Lease liabilities
– Sinopec Group and its subsidiaries	61,775	—

Cash deposits, maturing within three months
– Sinopec Finance (i)	16,825	22,082

(i)	As at 30 June 2019 and 31 December 2018, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

Except for cash deposits at Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

86    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Short-term employee benefits	6,007	5,177
Share-based payments	—	91
Post-employment benefits	82	77

	6,089	5,345

(e)	Commitments with related parties

(i)	Construction and installation cost

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	135,756	16,011

Except for the above, the Group had no other material commitments with related parties as at 30 June 2019 and 31 December 2018, which are contracted, but not included in the interim financial report.

2019 Interim Report    87

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

21	Related-party transactions (continued)

(f)	Investment commitments with related parties

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263

(i)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 30 June 2019, the Company has contributed RMB71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above disclosed in Note 21(e) and 21(f), the Group had no other material commitments with related parties as at 30 June 2019, which are contracted, but not included in the financial statements.

22	Commitments

(a)	Capital commitments

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	428,800	69,210

(b)	Investment commitments

In accordance with the agreement entered between the Group and the other third-party investors in May 2019, the Group is committed to make capital contribution of RMB400,000 thousands to a newly established company, Shanghai Petrochemical Electrical Energy Company Limited, to acquire its 40% shares. As at 30 June 2019, the consideration has not been paid.

88    Sinopec Shanghai Petrochemical Company Limited

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		30 June	31 December	30 June	31 December
		2019	2018	2019	2018
		(unaudited)		(unaudited)
Assets	Note	Consolidated	Consolidated	Company	Company
Current Assets
Cash at bank and on hand	4(1)	12,965,476	10,241,893	11,038,454	9,119,013
Trading financial asset	4(3),12(1)	504,002	2,719,811	504,002	2,519,100
Derivative financial assets	4(2)	217	7,468	—	6,953
Notes receivable	4(4),12 (2)	678,749	789,103	592,669	714,599
Accounts receivables	4(5),12(3)	3,379,026	3,181,142	1,892,682	2,053,409
Advances to suppliers	4(7)	98,764	72,968	95,241	68,934
Other receivables	4(6),12(4)	97,213	108,986	82,722	96,182
Inventory	4(8)	6,858,647	8,120,875	6,454,460	7,500,683
Assets hold for sale	4(16)	24,331	24,331	—	—
Other current assets	4(9)	58,749	32,299	38,724	—

Total Current Assets		24,665,174	25,298,876	20,698,954	22,078,873

Non-Current Assets
Long-term equity investments	4(10),12(5)	5,127,544	4,657,133	6,222,156	5,762,327
Investment properties	4(11)	374,346	376,739	405,450	408,366
Fixed assets	4(12),12(6)	10,972,334	11,670,453	10,773,249	11,459,333
Construction in progress	4(13)	1,867,827	1,559,401	1,867,393	1,559,401
Right-of-use assets	4(14)	75,884	—	71,548	—
Intangible assets	4(15)	346,726	355,594	313,557	319,877
Long-term prepaid expenses	4(17)	436,594	502,689	427,769	493,242
Deferred tax assets	4(18)	120,663	119,075	113,192	109,137

Total Non-current assets		19,321,918	19,241,084	20,194,314	20,111,683

Total assets		43,987,092	44,539,960	40,893,268	42,190,556

Liabilities & Equity
Current Liabilities	4(20)	1,052,600	497,249	1,000,000	431,649
Short-term borrowings	4(2)	386	11,005	—	9,799
Derivative financial Liabilities	4(21)	75,906	—	75,000	—
Notes payable	4(22)	8,358,450	7,394,383	5,853,512	5,535,625
Accounts payables	4(23)	391,094	453,564	343,597	411,796
Contract liabilities	4(24)	381,094	128,861	371,310	123,157
Employee benefits payable	4(25)	1,153,560	4,642,692	1,135,954	4,608,232
Taxes payable	4(26)	3,443,244	785,260	3,349,657	718,847
Other payables
Current portion of Non-current liabilities	4(27)	48,040	—	45,997	—

Total Current Liabilities		14,904,374	13,913,014	12,175,027	11,839,105

2019 Interim Report    89

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		30 June	31 December	30 June	31 December
		2019	2018	2019	2018
		(unaudited)		(unaudited)
Assets	Note	Consolidated	Consolidated	Company	Company
Non-Current Liabilities
Lease liabilities	4(28)	21,361	—	19,292	—
Deferred revenue	4(29)	135,442	140,442	135,442	140,442

Total Non-Current liabilities		156,803	140,442	154,734	140,442

Total liabilityies		15,061,177	14,053,456	12,329,761	11,979,547

Equity
Share capital	1, 4(30)	10,823,814	10,823,814	10,823,814	10,823,814
Capital surplus	4(31)	610,327	610,327	600,768	600,768
Other comprehensive income	4(32)	6,722	10,389	6,722	10,389
Specific reserve	4(33)	62,449	57,135	62,272	57,135
Surplus reserve	4(34)	6,237,170	6,237,170	6,237,170	6,237,170
Undistributed profits	4(35)	11,062,579	12,631,291	10,832,761	12,481,733

Total equity attributable to equity shareholders of the Company		28,803,061	30,370,126	28,563,507	30,211,009

Minority interests	4(36)	122,854	116,378	—	—

Total equity		28,925,915	30,486,504	28,563,507	30,211,009

Total liabilities and shareholders’ equity		43,987,092	44,539,960	40,893,268	42,190,556

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief

90    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
		2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
Items	Note	Consolidated	Consolidated	Company	Company
1. Revenue	4(37),12(7)	51,992,583	52,187,640	38,462,207	38,975,531
Less: Cost of sales	4(37),12(7)	43,664,730	40,707,831	30,315,825	27,641,665
Taxes and surcharges	4(38)	5,830,148	6,114,438	5,818,515	6,102,600
Selling and distribution expenses	4(39)	260,415	271,446	215,684	211,655
General and administrative expenses	4(40)	1,516,182	1,394,462	1,460,716	1,334,626
R&D expenses	4(41)	21,379	13,427	17,531	9,988
Financial expenses – net	4(42)	(198,402)	(174,217)	(185,514)	(178,669)

Including: interest expenses		20,648	33,823	19,416	19,211
interest income		(209,960)	(218,822)	(195,459)	(201,953)

Add: Other income	4(44)	2,551	13,552	952	11,781
Investment incomes	4(45),12(8)	519,968	635,958	502,016	619,922

Including: Share of profits of associates and joint ventures		492,230	642,402	463,496	609,823

Profit arising from changes in fair value	4(46)	(12,442)	9,300	(12,253)	—
Credit impairment losses	4(47)	(2)	(45)	(7)	(45)
Asset impairment losses	4(48)	(24,786)	(10,155)	(24,786)	(10,155)
Losses on disposals of asstes	4(49)	(18,724)	(2,857)	(23,772)	(2,893)

2. Operating profit		1,364,696	4,506,006	1,261,600	4,472,276

Add: Non-operating income	4(50)	10,886	32,144	5,136	6,000
Less: Non-operating expenses	4(51)	16,339	22,993	16,337	11,786
3. Total profit		1,359,243	4,515,157	1,250,399	4,466,490

Less: Income tax expenses	4(52)	215,526	983,672	193,418	974,553
4. Net profit		1,143,717	3,531,485	1,056,981	3,491,937

2019 Interim Report    91

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
		2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
Items	Note	Consolidated	Consolidated	Company	Company
Attributable to shareholders of the Company		1,137,241	3,524,131	—	—
Minority interests		6,476	7,354	—	—

Net profit from continuing operations		1,143,717	3,531,485	1,056,981	3,491,937
Net profit from discontinued operations		—	—	—	—

5. Other comprehensive income		(3,667)	(5,063)	(3,667)	(5,063)

6. Total comprehensive income		1,140,050	3,526,422	1,053,314	3,486,874

Attributable to shareholders of the Company		1,133,574	3,519,068	—	—
Minority interests		6,476	7,354	—	—

7. Earnings per share
Basic earnings per share(RMB Yuan)	4(53)	0.105	0.326	—	—
Diluted earnings per share(RMB Yuan)	4(53)	0.105	0.326	—	—

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer	Accounting Chief
and Vice General Manager

92    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
		2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
Item	Note	Consolidated	Consolidated	Company	Company
1. Cash flows generated from/(used in) operating activities
Cash received from sales of goods or rendering of services		56,684,422	57,156,718	42,562,910	43,584,046
Refund of taxes and surcharges		1,498	38,775	—	9,886
Cash received relating to other operating activities	4(54)	6,864	35,401	1,075	30,118

Sub-total of cash inflows		56,692,784	57,230,894	42,563,985	43,624,050

Cash paid for goods and services		(45,204,639)	(43,295,733)	(31,876,173)	(30,027,710)
Cash paid to and on behalf of employees		(1,210,323)	(1,227,531)	(1,068,554)	(1,060,636)
Payments of taxes and surcharges		(9,820,804)	(8,163,659)	(9,819,625)	(8,129,629)
Cash paid relating to other operating activities	4(54)	(211,044)	(316,567)	(140,738)	(279,595)

Sub-total of cash outflows		(56,446,810)	(53,003,490)	(42,905,090)	(39,497,570)

Net cash flows generated from/(used in) operating activities	4(55), 12(9)	245,974	4,227,404	(341,105)	4,126,480

2. Cash flows generated from/(used in) investing activities
Cash received from structural deposits		2,757,306	—	2,555,306	—
Cash received from entrusted lendings		—	12,000	—	—
Cash received from returns on investments		18,152	16,435	—	10,099
Net cash received from disposal of fixed assets		12,098	209,471	3,834	2,593
Cash received from disposal of subsidiary		—	9,600	—	—
Cash received relating to other investing activities	4(54)	1,718,568	2,181,408	1,704,127	2,164,169

Sub-total of cash inflows		4,506,124	2,428,914	4,263,267	2,176,861

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(565,379)	(351,234)	(566,454)	(351,189)
Cash pasid to acquire structural deposits		(500,000)	—	(500,000)	—
Cash paid to disposal subsidiary		—	(21,304)	—	—
Cash paid relating to other investing activities	4(54)	(3,029,569)	(2,008,066)	(3,016,787)	(2,000,000)

Sub-total of cash outflows		(4,094,948)	(2,380,604)	(4,083,241)	(2,351,189)

Net cash flows generated from/(used in) investing activities		411,176	48,310	180,026	(174,328)

2019 Interim Report    93

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Six months ended 30 June		Six months ended 30 June
		2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
Item	Note	Consolidated	Consolidated	Company	Company
3. Cash flows from financing activities
Cash received from capital contributions		—	37,102	—	37,102
Cash received from borrowings		2,405,100	1,208,100	2,380,000	1,080,000

Sub-total of cash inflows		2,405,100	1,245,202	2,380,000	1,117,102

Cash repayments of borrowings		(1,839,897)	(418,657)	(1,801,775)	(348,000)
Cash paid for distribution of dividends, profits or interest expenses		(25,561)	(18,833)	(19,257)	(12,653)
Including: Cash payments for dividends or profits to minority shareholders of subsidiaries		—	(4,900)	—	—
Cash payments relating to other financing activities	4(54)	(4,078)	—	(2,873)	—
Sub-total of cash outflows		(1,869,536)	(437,490)	(1,823,905)	(360,653)
Net cash flows from financing activities		535,564	807,712	556,095	756,449

4. Effect of foreign exchange rate changes on cash and cash equivalents		6,444	24,371	—	—

5. Net increase in cash and cash equivalents		1,199,158	5,107,797	395,016	4,708,601
Add: Cash and cash equivalents at beginning of year	4(55)	8,741,893	7,504,266	7,619,013	6,268,493

6. Cash and cash equivalents at end of the year	4(55)	9,941,051	12,612,063	8,014,029	10,977,094

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer	Accounting Chief
and Vice General Manager

94    Sinopec Shanghai Petrochemical Company Limited

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

		Attributable to equity shareholders of the Company
				Other					Total
		Share		comprehensive	Specific	Surplus	Undistributed	Non-controlling	shareholders’
Item	Note	capital	Capital surplus	income	reserve	reserve	profits	interests	equity
Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Movements for the six months ended 30 June 2018 (unaudited)
Total comprehensive income
Net profit		—	—	—	—	—	3,524,131	7,354	3,531,485
Other comprehensive losses	4(32)	—	—	(5,063)	—	—	—	—	(5,063
Capital contribution
Capital contribution by owners 4(30), 4(31)		9,637	44,527	—	—	—	—	—	54,164
Amount recorded in owners’ equity arising from share-based payment	4(31)	—	(15,072)	—	—	—	—	—	(15,072
Profit distribution
Profit distribution to equity owners	4(35)	—	—	—	—	—	(3,247,144)	(4,900)	(3,252,044
Specific reserve
Accrued	4(33)	—	—	—	58,218	—	—	—	58,218
Utilised	4(33)	—	—	—	(32,095)	—	—	—	(32,095
Others		—	344	—	—	—	—	—	344

Balance at 30 June 2018 (unaudited)		10,823,814	616,106	12,340	26,123	5,727,624	11,387,782	287,761	28,881,550

Balance at 1 January 2019		10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit		—	—	—	—	—	1,137,241	6,476	1,143,717
Other comprehensive losses	4(32)	—	—	(3,667)	—	—	—	—	(3,667)
Profit distribution
Profit distribution to equity owners	4(35)	—	—	—	—	—	(2,705,953)	—	(2,705,953)
Specific reserve
Accrued	4(33)	—	—	—	69,133	—	—	—	69,133
Utilised	4(33)	—	—	—	(63,819)	—	—	—	(63,819)

Balance at 30 June 2019 (unaudited)		10,823,814	610,327	6,722	62,449	6,237,170	11,062,579	122,854	28,925,915

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer	Accounting Chief
and Vice General Manager

2019 Interim Report    95

CONSOLIDATED STEATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

				Other
			Capital	comprehensive	Specific	Surplus	Undistributed	Non-controlling
Item	Note	Share capital	surplus	income	reserve	reserve	profits	interests
Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Movements for the six months ended 30 June 2018 (unaudited)
Total comprehensive income
Net profit		—	—	—	—	—	3,491,937	3,491,937
Other comprehensive losses		—	—	(5,063)	—	—	—	(5,063
Capital contribution
Capital contribution by owners		9,637	44,527	—	—	—	—	54,164
Amount recorded in owners’ equity arising from share- based payment		—	(15,072)	—	—	—	—	(15,072
Profit distribution
Profit distribution to equity owners		—	—	—	—	—	(3,247,144)	(3,247,144
Specific reserve
Accrued		—	—	—	58,218	—	—	58,218
Utilised		—	—	—	(32,095)	—	—	(32,095
Others		—	344	—	—	—	—	344

Balance at 30 June 2018 (unaudited)		10,823,814	616,106	12,340	26,123	5,727,624	11,387,758	28,593,765

Balance at 1 January 2019		10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit for the year		—	—	—	—	—	1,056,981	1,056,981
Other comprehensive losses		—	—	(3,667)	—	—	—	(3,667)
Profit distribution
Profit distribution to equity owners		—	—	—	—	—	(2,705,953)	(2,705,953)
Specific reserve
Accrued		—	—	—	66,000	—	—	66,000
Utilised		—	—	—	(60,863)	—	—	(60,863)

Balance at 30 June 2019 (unaudited)		10,823,814	600,768	6,722	62,272	6,237,170	10,832,761	28,563,507

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating

Chairman	Director Chief Financial Officer	Accounting Chief
and Vice General Manager

96    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 and 9,636,900 were registered on 27 September 2017 and 12 January 2018.

As at 30 June 2019, total shares of the Company were 10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note 4(30).

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5(1).

These financial statements were authorised for issue by the Board of Directors on 20 August 2019.

2019 Interim Report    97

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision for accounts receivables (Note2(9)), decline in the value of inventories (Note2(10)), depreciation of fixed assets (Note2(13)), impairment of long-term assets (Note2(18)), and income tax (Note2(26)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2(31).

(1)	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises – Basic Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 30 June 2019 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as at 30 June 2019 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December. The financial statement covers the accounting period from 1 January 2019 to 30 June 2019.

(4)	Recording currency

The recording currency is Renminbi (RMB). The recording currency of the Company’s subsidiaries is determined based on the primary economic environment in which they operate. The financial statements are presented in RMB.

98    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

2019 Interim Report    99

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

100    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(9)	Financial Instruments

Financial assets refers to contracts when one side forms a financial asset while the other forms a financial liability or equity instrument. When our group becomes one side of a financial instrument contract, our group recognize a financial asset or a financial liability.

(a)	Financial assets

(i)	Financial assets classification and measurement

According to the business model of financial assets management and the characteristics of contract cash flow of financial assets, the group divides financial assets into: (1) financial assets measured by amortized cost; (2) financial assets measured at fair value and recorded into other comprehensive income; (3) financial assets measured at fair value and recorded in current profit and loss.

Financial assets are measured at fair value at the time of initial recognition. For financial assets measured at fair value and whose changes are included in the current profit and loss, relevant transaction costs are directly included in the current profit and loss; For other categories of financial assets, the relevant transaction costs are included in the initial recognition amount. Accounts receivables or notes receivable arising from the sale of products or the provision of services, which do not contain or take no account of material financing elements, shall be initially recognized by the group in accordance with the amount of consideration to which the group is entitled to receive as expected.

2019 Interim Report    101

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification and measurement (continued)

Debt instruments

The debt instruments held by the group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer and are measured in the following three ways:

Measured at amortized cost:

The group’s business model for managing such financial assets is to collect contract cash flow, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangement, that is, the cash flow generated on a specific date is only the payment of principal and interest based on the amount of outstanding principal. The group recognizes interest income for such financial assets in accordance with the real interest rate method. Such financial assets mainly include monetary funds, notes receivable and accounts receivables, other receivables and creditor’s rights investment, etc. The group shall list the creditor’s rights investment that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The creditor’s right investment within one year (including one year) at the time of acquisition is listed as other current assets.

Measured at fair value and recorded into other comprehensive income:

The Group’s business model for managing such financial assets is both to collect contract cash flow and to sell, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value and their changes are included in other comprehensive income, but impairment losses or gains, exchange gains and losses and interest income calculated according to the real interest rate method are included in current profit and loss. Such financial assets are listed as other creditor’s rights investments, and other creditor’s rights investments that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other creditor’s rights investments with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

102    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification and measurement (continued)

Debt instruments (continued)

Measured at fair value and recorded in current profit and loss:

Debt instruments that are held by the Group that are not measured at amortised cost and that are measured at fair value through profit or loss, are measured at fair value through profit or loss. In the initial recognition, in order to eliminate or significantly reduce accounting mismatch, the Group designates certain financial assets as financial assets measured at fair value through profit or loss. If it is more than one year from the balance sheet date and is expected to be held for more than one year, it is listed as other non-current financial assets.

Equity instruments

The Group will measure the equity instrument investment without its control, common control and significant influence according to the fair value and record its changes into the current profit and loss, and list it as a transactional financial asset; The assets that are expected to be held for more than one year from the balance sheet date are listed as other non-current financial assets.

In addition, the Group has designated some non-tradable equity instrument investments as financial assets measured at fair value and their changes included in other comprehensive income, and listed them as other equity instrument investments. The relevant dividend income of such financial assets is included in the current profit and loss.

2019 Interim Report    103

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(ii)	Impairment

The Group recognizes loss provisions on the basis of expected credit losses for financial assets measured at amortized cost, debt instrument investments measured at fair value and their changes included in other comprehensive income, etc.

The Group calculates and confirms expected credit losses, taking into account reasonable and well-founded information on past events, current conditions and projections of future economic conditions.

At each balance sheet date, the Group measures the expected credit losses of financial instruments at different stages. If the credit risk of the financial instrument does not increase significantly after the initial confirmation, it is in the first stage. The Group shall measure the loss reserve according to the expected credit loss in the next 12 months. Where the credit risk of a financial instrument has increased significantly since the initial confirmation but no credit impairment has occurred, it is in the second stage and the Group shall measure the loss reserve in accordance with the expected credit loss of the entire duration of the instrument; Where a credit impairment has occurred since the initial confirmation of the financial instrument, it is in the third stage and the Group shall measure the loss reserve according to the expected credit loss of the entire duration of the instrument.

For financial instruments with low credit risk on the balance sheet date, the Group assumes that the credit risk has not increased significantly since the initial recognition and measures the loss provision according to the expected credit loss in the next 12 months.

For the financial instruments in the first and second stages and with low credit risks, the Group shall calculate the interest income according to the book balance and the actual interest rate before deducting the impairment provisions. For financial instruments in the third stage, the interest income shall be calculated according to the amortized cost and the real interest rate after the book balance is deducted and the provision for impairment is drawn.

For notes receivable and accounts receivables other than financial assets which are measured at fair value and recorded in other comprehensive income, whether there is significant financing component or not, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

104    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(ii)	Impairment (continued)

For other receivables, the Group calculates the expected credit loss by referring to the experience of historical credit loss, combining the current situation and the forecast of future economic situation, through the default risk exposure and the expected credit loss rate in the next 12 months or the whole duration.

The Group shall record the provision for loss accrued or brought back into the current profit and loss. For the debt instruments held by the Group, which are measured at fair value and whose changes are included in other comprehensive income, the Group shall adjust other comprehensive income when the impairment loss or profit is included in the current profit and loss.

(b)	Financial liabilities

Financial liabilities are classified into financial liabilities measured at amortised cost and financial liabilities measured at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including notes payable, accounts payables, other payables and borrowings. Such financial liabilities are initially measured at their fair value less transaction costs and are subsequently measured using the effective interest method. If the term is less than one year (including one year), it shall be listed as current liabilities; if the term is more than one year but expires within one year (including one year) from the balance sheet date, it shall be listed as non-period within one year. Current liabilities; the rest are presented as non-current liabilities.

When all or part of the current obligations of a financial liability have been discharged, the Group derecognises the portion of the financial liability or obligation that has been discharged. The difference between the book value of the derecognition portion and the consideration paid is recognised in profit or loss for the current period.

2019 Interim Report    105

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(c)	Determination of the fair value of financial instruments

A financial instrument with an active market that determines its fair value by quoted prices in an active market. Financial instruments that do not exist in an active market use valuation techniques to determine their fair value. At the time of valuation, the Group adopts valuation techniques that are applicable under current circumstances and that are sufficiently supported by data and other information to be consistent with the characteristics of assets or liabilities considered by market participants in transactions in related assets or liabilities. Enter values and use the relevant observable input values as much as possible. Unobservable input values are used where the relevant observable input values are not available or are not practicable.

(10)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

106    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

2019 Interim Report    107

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-Group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-Group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

108    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(18)).

(12)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

2019 Interim Report    109

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Investment properties (continued)

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(13)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles, other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

110    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Fixed assets (continued)

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)

When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

2019 Interim Report    111

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(15)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

(16)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

112    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(16)	Intangible assets (continued)

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

2019 Interim Report    113

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(16)	Intangible assets (continued)

(d)	Research and development (continued)

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (18)).

(17)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

The leasehold improvement of the rented fixed assets through commercial lease is amortized according to the average duration of 5 years.

114    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(18)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a Group of assets to which the asset belongs is determined. A Group of assets is the smallest Group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

(19)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(20)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

2019 Interim Report    115

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Employee benefits (continued)

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

116    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Employee benefits (continued)

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

(21)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(22)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

2019 Interim Report    117

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(22)	Share-based payments (continued)

(a)	Types of Share-based payment (continued)

Equity-settled share-based payment transactions

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. At the same time, carry forward the capital reserve confirmed in the waiting period.

118    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(24)	Revenue recognition

The Group shall, when the customer acquires control over the relevant goods or services, recognize the income at the amount of consideration to which it is expected to be entitled.

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place or customer take delivery of the goods from Group’s designated warehouse, and confirmed receipt by customers according to the terms of contract.

The Group provides discounts based on the sales amount, and recognizes revenue based on the contract value exclude expected discounts.

(b)	Oversea shipping services

Revenue from the oversea shipping services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

2019 Interim Report    119

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund, financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

Government subsidies related to assets, write-off the book value of related assets, or recognized as deferred income and amortized into profit and loss within the service life of related assets in a reasonable and systematic way; And benefits related to government subsidies for compensating the related expenses or losses during the later, recognized as deferred income, cost and upon confirmation of the related expenses or losses, recorded into the profits and losses of the current or write-downs related cost, used for compensating the related expenses or losses incurred, directly recorded into the profits and losses of the current or write-downs related cost. The Group uses the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

120    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities (continued)

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(27)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset.

The Group acts as a lessee

The Group recognises the right-of-use asset on the commencement date of the lease term and recognises the lease liability at the present value of the lease payments that have not been paid. The lease payments include fixed payments and payments to be made in the event that it is reasonably determined that the purchase option will be exercised or the lease option is terminated. The variable rent determined based on a certain percentage of sales is not included in the lease payments and is recognised in profit or loss when incurred. The Group will list the lease liabilities paid within one year (including one year) from the balance sheet date as non-current liabilities due within one year.

2019 Interim Report    121

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Leases (continued)

The Group acts as a lessee (continued)

The Group’s right-to-use assets include leased houses and buildings, machinery and equipment and other equipment. The right-of-use asset is initially measured at cost, which includes the initial measurement of the lease liability, the lease payments paid on or before the lease beginning date, and the initial direct costs. If the Group can reasonably determine the ownership of the leased asset at the expiration of the lease term, it is depreciated over the remaining useful life of the leased asset; if it is not possible to reasonably determine whether the ownership of the leased asset can be obtained at the expiration of the lease term, the lease term and the remaining use of the leased asset Depreciation is provided for a period of short life. When the recoverable amount is lower than the carrying amount of the right-of-use asset, the Group reduces its carrying amount to the recoverable amount.

For short-term leases with a lease term of not more than 12 months, the Group chooses not to recognise the right-of-use assets and lease liabilities, and the related rental expenses are recognised in profit or loss or related asset costs in the period on the straight-line method.

The Group acts as the lessor

A lease that transfers substantially all of the risks and rewards associated with the ownership of the leased asset is a finance lease. Other leases are operating leases.

When the Group operates its own buildings, machinery and equipment, transportation vehicles and other equipment, the rental income from operating leases is recognised on the straight-line method over the lease term.

(28)	Hold for sale and terminate operations

Non-current assets or disposal Groups that meet the following conditions are classified as held for sale: (i) according to usual practice in similar sales transactions, the assets can be sold immediately under current circumstances, (ii) the Group has entered into a legally binding sale agreement with other parties and has obtained the relevant approval. And it is expected that the sale will be completed within one year.

Conform to the conditions of sale of non-current assets (not including financial assets, to the fair value of an investment real estate and deferred income tax assets), with the book value and the fair value minus the net amount after sale cost and what is low measurement, the fair value minus the net amount after sale cost is lower than the amount of the original book value, shall be recognized as asset impairment losses.

The assets and liabilities in the non-current assets and disposal Group held for sale are classified as current assets and current liabilities and are separately listed in the balance sheet.

122    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

(a)	the Company’s parent;

(b)	the Company’s subsidiaries;

(c)	enterprises that are controlled by the Company’s parent;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of joint ventures;

(g)	associates of the Group, including subsidiaries of associates;

(h)	principal individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group and close family members of such individuals;

(j)	key management personnel of the Company’s parent company;

(k)	close family members of key management personnel of the Company’s parents; and

(l)	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

2019 Interim Report    123

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Related parties (continued)

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals (but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

(m)	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

(n)	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

(o)	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(p)	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(q)

enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

124    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates

The Group continuously evaluates important accounting estimates and key judgments based on historical experience and other factors, including reasonable expectations of future events.

(a)	Important accounting estimates and their key assumptions

The following important accounting estimates and key assumptions have important risks that will lead to significant adjustments in the book value of assets and liabilities in the next accounting year:

(i)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset Group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset Group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

2019 Interim Report    125

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(a)	Important accounting estimates and their key assumptions (continued)

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 30 June 2019, the Group would need to generate future taxable income of at least RMB483 million (31 December 2018, RMB476 million). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

126    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(a)	Important accounting estimates and their key assumptions (continued)

(v)	Measurement of expected credit losses

The Group calculates the expected credit loss through default risk exposure and the expected credit loss rate, and determines the expected credit loss rate based on the default probability and the expected credit loss rate. In determining the expected credit loss rate, the Group USES data such as internal historical credit loss experience and adjusts historical data in combination with current conditions and forward-looking information. In considering forward-looking information, the indicators used by the Group include risks of economic downturn, growth of expected unemployment rate, changes in external market environment, technical environment and customer situation, etc. The Group regularly monitors and reviews assumptions related to the calculation of expected credit losses. The above estimated techniques and key assumptions have not changed significantly for the six months ended 30 june 2019.

(b)	The adoption of critical judgments in accounting policy

(i)	Classification of financial assets

The Group in determining the classification of financial assets involved in the major judgments including business model and contract cash flow characteristics of the analysis.

The Group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc..

When the Group evaluates whether the contract cash flow of financial assets is consistent with the basic loan arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Whether interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits. For example, whether the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract.

2019 Interim Report    127

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(b)	The adoption of critical judgments in accounting policy (continued)

(ii)	Judgment of significant increase in credit risk

The main criteria for the Group to judge the significant increase in credit risk are the number of overdue days over 30, or the significant change in one or more of the following indicators: the operating environment of the debtor, internal and external credit rating, significant change in actual or expected operating results, the value of the collateral or the significant decline in the credit rating of the guarantor, etc.

(32)	Changes in accounting policies

In 2018, the Ministry of Finance promulgated the revised “Accounting Standards for Business Enterprises No. 21 – Leases” (hereinafter referred to as the “Leases”), and in 2019 issued the Notice on Amending the Format of the General Financial Statements for the 2019 Annual Report. (Accounting [2019] No. 6), the Group has used the above standard and notices to prepare the financial statements for the six-month period ended 30 June 2019. The impact on the Group and the Company’s statements is as follows:

(a)	Changes on general enterprise statement format

(i)	The impact on the consolidated balance sheet is as follows:

Content and reasons for changes in accounting policies	Impacted items	Impact Amount Increase/(Decrease)
		31 December 2018	1 January 2018
The Group splits Notes	Accounts Receivables	3,181,142	2,275,386
Receivable & Accounts	Notes Receivable	789,103	1,151,053
Receivables into Accounts Receivables and Notes Receivable.	Notes Receivables & Accounts Receivables	(3,970,245)	(3,426,439)

The Group splits Notes	Accounts Payables	7,394,383	5,573,281
Payable & Accounts	Notes Payable	—	—
Payables into Accounts Payables and Notes Payable.	Notes Payable &Accounts Payables	(7,394,383)	(5,573,281)

128    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Changes in accounting policies (continued)

(a)	Changes on general enterprise statement format (continued)

(ii)	The impact on the company balance sheet is as follows:

Content and reasons for changes in accounting policies	Impacted items	Impact Amount Increase/(Decrease)
		31 December 2018	31 December 2018
The Company splits Notes	Accounts Receivables	2,053,409	1,757,945
Receivable & Accounts	Notes Receivable	714,599	815,227
Receivables into Accounts Receivables and Notes Receivable.	Notes Receivable & Accounts Receivables	(2,768,008)	(2,573,172)

The Company splits Notes	Accounts Payables	5,535,625	4,129,720
Payable & Accounts	Notes Payable	—	—
Payables into Accounts Payables and Notes Payable.	Notes Payable & Accounts Payables	(5,535,625)	(4,129,720)

2019 Interim Report    129

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Changes in accounting policies (continued)

(b)	Leases

The Group and the Company has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard.

(i)	Content and reasons for changes in accounting policies	Impacted items	Impact Amount Increase/(Decrease)
			1 January 2019
			Consolidated	Company
	For the operating lease contracts that existed prior to the first implementation of the new lease criteria, the Group and the Company have different connection methods according to the remaining lease term:	Right of use assets Advances to suppliers Lease liability Non-current liabilities due within one year	76,852	74,112
			(121)	(109)
			2,638	136
			74,093	73,867

If the remaining lease term is longer than one year, the Group and the Company recognise the lease liability based on the remaining lease payments and the incremental borrowing rate on 1 January 2019, and assume that the new lease criteria are adopted from the beginning of the lease period and are based on 2019. The incremental borrowing rate on January 1 of the year determines the book value of the right-of- use asset.

If the remaining lease term is less than one year, the Group and the Company adopt a simplified method. The right to use assets and lease liabilities are not recognized and have no significant impact on the financial statements.

On 1 January 2019, when the Group and the Company measured the lease liability, the same discount rate was adopted for lease contracts with similar characteristics, and the incremental borrowing rates used was from 4.35% to 4.90%.

130    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Changes in accounting policies (continued)

(b)	Leases (continued)

(ii)

On 1 January 2019, the Group and the Company adjusted the unpaid minimum operating lease payments disclosed under the original lease criteria to the adjustment schedules for lease liabilities recognized under the new lease criteria as follows:

	Consolidated	Company
Operating lease commitments disclosed as at 31 December 2018	84,746	81,073
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	77,046	74,108
(Less): short-term leases recognised on a straight-line basis as expense	(315)	(105)

Lease liability recognised as at 1 January 2019 (including non-current liabilities due within one year) (Note 2(32)(b)(i))	76,731	74,003

Note 1:

The Group and the Company disclosed on 31 December 2018 that the factors that have not paid the minimum operating lease payments do not include the option of renewal. When determining the lease liability on the first execution date, the Group and the Company will include the lease payments for the renewal period into the calculation of the lease liability for the lease that is reasonably determined to be the option of renewal.

2019 Interim Report    131

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax (a)	Taxable income	25%

Value added tax (“VAT”) (b)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	5%, 6%, 9%, 10%, 11%, 13% and 16%

Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton; Diesel oil: RMB1,411 per ton

City maintenance and construction tax	Consumption tax payable and VAT payable	1% and 7%

(a)

Pursuant to the ‘Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances’ (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(b)

Pursuant to the’Ministry of Finance, State Administration of Taxation, General Administration of Customs, Announcement on Deepening the Policies Related to Value-Added Tax Reform’ (Caishui [2019] 39) jointly issued by the Ministry of Finance and the State Administration of Taxation, the applicable VAT rate of taxable sales behaviour, importing of goods and tangible movable property leasing is 13% and 9% from 1 April 2019, while it was 16% and 13% before then.

132    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2019 (unaudited)	31 December 2018
Cash on hand	35	7
Cash at bank	9,941,012	8,741,883
Other cash balances	3,024,429	1,500,003

	12,965,476	10,241,893

As at 30 June 2019, other cash balances of RMB3,000,000 thousand is six-month deposits, the corresponding deposit interest calculated based on the actual interest rate method is RMB24,425 thousand (unaudited).

(2)	Derivative financial assets and derivative financial liabilities

	30 June 2018 (unaudited)	31 December 2018
Derivative financial assets
Foreign exchange option contract	217	7,468

Derivative financial Liabilities
Foreign exchange option contract	386	11,005

As at 30 June 2019, the derivative financial assets and derivative financial liabilities are mainly foreign exchange option contracts, with the total nominal amount of equivalent RMB9,207 thousand (unaudited) (31 December 2018: RMB571,476 thousand).

(3)	Trading financial asset

	30 June 2019 (unaudited)	31 December 2018
Structured deposits	504,002	2,719,811

At as 30 June 2019 (unaudited) and 31 December 2018, the trading financial asset is structured deposits within six months. The yield were linked to USD-HKD exchange rate and 3-month libor.

2019 Interim Report    133

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(4)	Notes receivable

	30 June 2019 (unaudited)	31 December 2018
Bank acceptance notes	678,749	789,103

(a)	As at 30 June 2019 (unaudited), the Group had no pledged bank acceptance notes to issue letters of credit (31 December 2018:Nil).

(b)	As at 30 June 2019 (unaudited), unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	697,028	—

(c)

Due to the requirement of cash management, the Group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, on 30 June 2019 (unaudited), the Group classified RMB678,749 thousand notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable (31 December 2018: RMB789,103 thousand).

(d)

For notes receivable, whether or not there is significant financing component, the Group shall measure the loss reserve according to the expected credit loss of the whole duration. As at 30 June 2019 (unaudited), the Group considers that no bank acceptance notes has no significant credit risk, and will not suffer significant loss due to the violation of banks.

134    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(5)	Accounts receivables

	30 June 2019 (unaudited)	31 December 2018
Amounts due from related parties (Note 7(6))	2,373,211	2,215,824
Amounts due from third parties	1,005,875	965,372
	3,379,086	3,181,196
Less: provision for bad debts	(60)	(54)

	3,379,026	3,181,142

(a)	The ageing of accounts receivables is analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
Within one year	3,378,981	3,181,102
Over one year but within two years	46	42
Over two years but within three years	29	27
Over three years	30	25

	3,379,086	3,181,196

(b)	As at 30 June 2019 (unaudited), the top five receivables are summarized and analyzed as follows:

	Amount	Provision	Percent of total amount
The total amount of accounts receivables in the top five accounts	2,457,746	—	73%

2019 Interim Report    135

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(5)	Accounts receivables (continued)

(c)

The Group’s subsidiaries Jin Mao and Jin Mao international company derecognized part of the accounts receivables for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales. Therefore, on 30 June 2019, the Group classified RMB938,222 thousand (unaudited) third party accounts receivables of this subsidiary to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in accounts receivables. (31December 2018: RMB883,328 thousand).

(d)	The analysis of accounts receivables terminated due to the transfer of financial assets is as follows:

In the six months of 2019 ended 30 June, the Group’s subsidiaries Jinmao and JMGJ derecognized 2,502,076 thousand yuan (unaudited) accounts receivables due to the non-recourse forfaiting (six months ended 30 June 2018: 2,228,125 thousand yuan (unaudited)), which including the financial expense of 9,398 thousand yuan (six months ended 30 June 2018: 9,527 thousand yuan (unaudited)).

(e)	Provision

For notes receivable and accounts receivables, whether or not there is significant financing component, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at 30 June 2019 (unaudited), the Group has no notes receivable and accounts receivables of single provision for bad debts.

(ii)	As at 30 June 2019 (unaudited), the Group has no pledged accounts receivables.

(iii)

In the six months of 2019 ended 30 June (unaudited), the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivables that have been fully recovered or transferred in this year, or a large proportion of accounts receivables that have been recovered or transferred in this year (six months ended 30 June 2018: nil (unaudited)).

(f)	Significant unwritten accounts receivables of the Group for the six months of 2019 ended 30 June (unaudited) (six months ended 30 June 2018: nil (unaudited)).

136    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(6)	Other receivables

	30 June 2019 (unaudited)	31 December 2018
Amounts due from related parties (Note7(6))	30,760	3,183
Amounts due from third parties	20,402	26,723
Amounts due from bank deposit interest	46,191	79,224

	97,353	109,130
Less: provision for bad debts	(140)	(144)

	97,213	108,986

(a)	The ageing of other receivables is analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
Within one year	97,213	108,986
Over one year but within three years	—	—
Over three years	140	144

	97,353	109,130

2019 Interim Report    137

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(6)	Other receivables (continued)

(b)	Provision movement

	First Stage					Third Stage		Total
	Expected credit loss in the next 12 months (Combined)		Expected credit loss in the next 12 months (Single)		Total	Expected credit loss over the duration (credit impairment has occurred)
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2018	109,130	(144)	—	—	(144)	—	—	(144)
Reverse	—	4	—	—	4	—	—	4

30 June 2019 (unaudited)	97,353	(140)	—	—	(140)	—	—	(140)

As at 30 June 2019 (unaudited) and 31 December 2018, other receivables of the Group are in the first stage, and no other receivables of the Group are at the second or third stage.

(c)

In the six months of 2019 ended 30 June (unaudited), the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivable that have been fully recovered or transferred in this year, or a large proportion of other accounts receivable that have been recovered or transferred in this year (six months ended 30 June 2018: nil (unaudited)).

(d)	Significant unwritten other receivables of the Group for the six months of 2019 ended 30 June (unaudited) is nil (six months ended 30 June 2018: nil (unaudited)).

138    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(6)	Other receivables (continued)

(e)	As at 30 June 2019 (unaudited), the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
China Everbright Bank Co., LTD. Shanghai Branch	Interest receivables	22,717	Within one year	23%	—
China Petrochemical Catalyst Co. LTD	Business transaction	22,012	Within one year	23%	—
State Taxation Administration, Shanghai Jinshan Bureau	Export tax rebates	11,732	Within one year	12%	—
BOC-SPC Gases Company Limited “BOC”	Business transaction	7,542	Within one year	8%	—
China Minsheng Bank Co., LTD. Shanghai branch	Interest receivables	3,259	Within one year	3%	—

		67,262		69%	—

2019 Interim Report    139

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(7)	Advances to suppliers

	30 June 2019 (unaudited)	31 December 2018
Amounts advance to related parties (Note 7(6))	93,655	67,242
Amounts advance to third parties	5,109	5,726

	98,764	72,968

(a)	The ageing of Advances to suppliers is analysed as follows:

	30 June 2019 (unaudited)		31 December 2018
	Amount	% of total balance	Amount	% of total balance
Within one year	98,764	100%	72,968	100%

(b)	As at 30 June 2019 (unaudited), the total amount of the top five advances to suppliers are summarized as follows:

	Amount	Percentage of total advances to suppliers (%)
Total amount of the top five advances to suppliers	95,522	97%

140    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(8)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2019 (unaudited)			31 December 2018
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	4,564,648	—	4,564,648	5,529,241	—	5,529,241
Work in progress	1,012,558	(60,659)	951,899	1,099,235	(55,098)	1,044,137
Finished goods	1,163,690	(24,144)	1,139,546	1,440,721	(56,448)	1,384,273
Spare parts and consumables	249,237	(46,683)	202,554	209,907	(46,683)	163,224

	6,990,133	(131,486)	6,858,647	8,279,104	(158,229)	8,120,875

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2018	Increases	Decreases	30 June 2019 (unaudited)
Raw materials	55,098	17,995	(12,434)	60,659
Finished goods	56,448	6,305	(38,609)	24,144
Spare parts and consumables	46,683	—	—	46,683

	158,229	24,300	(51,043)	131,486

2019 Interim Report    141

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(8)	Inventories

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off (unaudited)
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Disposed
Work in progress	Same as above	Sold in current year
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current year
Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Disposed

(9)	Other current assets

	30 June 2019 (unaudited)	31 December 2018
VAT deductible	58,749	32,299

(10)	Long-term equity investments

	30 June 2019 (unaudited)	31 December 2018
Joint Ventures (a)	249,839	229,868
Associates (b)	4,877,705	4,427,265

	5,127,544	4,657,133
Less: provision for impairment of long-term equity investments	—	—

	5,127,544	4,657,133

142    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(10)	Long-term equity investments (continued)

(a)	Joint Ventures

		Current year movement
	31 December 2018	Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	30 June 2019 (unaudited)	Impairment provision
Joint ventures of subsidiaries
Inspection and Testing Company	8,638	—	954	(452)	—	9,140	—
Shanghai Petrochemical Yangu Gas Development Company Limited “Yangu Gas”	48,713	—	(549)	—	—	48,164	—
BOC	172,517	—	20,018	—	—	192,535	—

	229,868	—	20,423	(452)	—	249,839	—

Interests in joint ventures, refer to Note 5(2).

2019 Interim Report    143

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(10)	Long-term equity investments (continued)

(b)	Associates

		Current year movement
	31 December 2018	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	Change in other equity	30 June 2019 (unaudited)	Impairment provision
Associates of the Company
Shanghai Secco Petrochemical Company Limited “Shanghai Secco”	2,555,044	—	379,885	—	—	—	2,934,929	—
Shanghai Chemical Industry Park Development Company Limited “Chemical Industry”	1,716,776	—	83,611	—	—	(3,667)	1,796,720	—

Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited “Jinsen”	61,335	—	(3,302)	—	—	—	58,033	—
Shanghai Azbil Automation Company Limited “Azbil”	49,598	—	7,659	(12,000)	—	—	45,257	—
Others	44,512	—	3,954	(5,700)	—	—	42,766	—

	4,427,265	—	471,807	(17,700)	—	(3,667)	4,877,705	—

Interests in associates, refer to Note 5(2).

144    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(11)	Investment properties

Buildings
Cost
31 December 2018	594,135
Transferred from fixed assets (Note 4(12))	18,076
Transferred to fixed assets-buildings (Note 4(12))	(10,547)

30 June 2019 (unaudited)	601,664

Accumulated depreciation
31 December 2018	217,396
Accrued	7,338
Transferred from fixed assets (Note 4(12))	6,207
Transferred to fixed assets- buildings (Note 4(12))	(3,623)

30 June 2019 (unaudited)	227,318

Carrying amount
30 June 2019 (unaudited)	374,346

31 December 2018	376,739

In the six months of 2019 ended 30 June, the depreciation amount of investment properties is RMB7,338 thousand (unaudited) (six months ended 30 June 2018: RMB7,264 thousand (unaudited)) without provision for impairment (six months ended 30 June 2018: nil (unaudited)).

2019 Interim Report    145

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(12)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2018	3,338,284	41,679,350	1,802,997	46,820,631
Reclassification in current year	—	1,117	(1,117)	—
Purchase	732	52,077	173	52,982
Transfer from CIP (Note 4(13))	12,217	23,511	6,151	41,879
Transfer from investment properties (Note 4(11))	10,547	—	—	10,547
Disposal	(3,148)	(123,939)	(19,279)	(146,366)
Transfer to investment properties (Note 4(11))	(18,076)	—	—	(18,076)
30 June 2019 (Unaudited)	3,340,556	41,632,116	1,788,925	46,761,597

Accumulated depreciation
31 December 2018	2,249,636	30,555,005	1,468,215	34,272,856
Current year charges	44,078	680,246	32,889	757,213
Transfer from investment properties (Note 4(11))	3,623	—	—	3,623
Disposal	(29)	(96,922)	(18,593)	(115,544)
Transfer to investment properties (Note 4(11))	(6,207)	—	—	(6,207)
30 June 2019 (Unaudited)	2,291,101	31,138,329	1,482,511	34,911,941

Provision for impairment
31 December 2018 and 30 June 2019 (unaudited)	53,872	815,329	8,121	877,322

Carrying amount
30 June 2019 (unaudited)	995,583	9,678,458	298,293	10,972,334

31 December 2018	1,034,776	10,309,016	326,661	11,670,453

146    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(12)	Fixed assets (continued)

For the six months ended 30 June 2019 (unaudited), the Group made no impairment provision against these property, plant and equipment (six months ended 30 June 2018: nil (unaudited)).

As at 30 June 2019 (unaudited) and 31 December 2018, the Group had no pledged fixed assets.

For the six months ended 30 June 2019, the depreciation expenses amounted to RMB757,213 thousand (unaudited) (six months ended 30 June 2018: RMB782,986 thousand (unaudited)). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses and research and development expenses were RMB713,885 thousand (unaudited), RMB4,506 thousand (unaudited), RMB38,529 thousand (unaudited), and RMB293 thousand (unaudited), respectively (six months ended 30 June 2018: RMB739,033 thousand (unaudited), RMB4,619 thousand (unaudited), and RMB39,041 thousand (unaudited), and 293 thousand (unaudited).

The amount of fixed assets transferred from construction in progress was RMB41,879 thousand (unaudited) (six months ended 30 June 2018: RMB37,557 thousand (unaudited).

The lease contract for machinery, equipment and transportation vehicles signed by the Group as a lessor has no residual value guarantee clause.

(13)	Construction in progress

	30 June 2019 (unaudited)			31 December 2018
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	1,902,488	(34,661)	1,867,827	1,593,576	(34,175)	1,559,401

2019 Interim Report    147

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a) The movement of the Group’s major construction in progress is listed as follows: (continued)

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(12)	30 June 2019 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
100,000 tons/year EVA production unit	1,131,520	239,332	—	—	239,332	21.15%	20.00%	1,081	—	—	Equity funds and borrowings
Oil cleaning project	794,640	57,984	85,233	—	143,217	18.02%	20.00%	—	—	—	Equity funds
Shanghai Petrochemical Third Circuit 220KV Power Supply Line Project	283,000	112,887	—	—	112,887	46.89%	46.89%	—	—	—	Equity funds
PAN-based carbon fiber project	847,794	45,695	43,764	—	89,459	10.55%	10.00%	448	448	3.42%	Equity funds and borrowings
Renovation project of No. 3 and No. 4 furnaces of the Ministry of Thermal Power	98,820	84,994	—	—	84,994	86.08%	95.00%	610	—	—	Equity funds and borrowings
2# delayed coking unit safety and environmental protection type closed decoking and exhaust gas treatment	69,737	65,000	2,396	—	67,396	96.64%	96.64%	—	—	—	Equity funds
Lightweight oil storage tank and trestle oil and gas recovery project of the Storage and Transportation Department	66,000	52,988	2,065	—	55,053	83.77%	83.77%	—	—	—	Equity funds
High-sulfur torch system optimization project of the storage and transportation department	44,234	38,986	—	(96)	38,890	88.14%	90.00%	—	—	—	Equity funds
Shanghai Petrochemical Cogeneration Unit Reaching Project	288,981	17,340	17,527	(431)	34,436	100.43%	95.00%	4,050	—	—	Equity funds and borrowings
Energy-saving transformation of 2# and 3# aromatic hydrocarbon unit	954,240	29,940	—	—	29,940	3.14%	3.14%	—	—	—	Equity funds
2# olefin cracking furnace low nitrogen combustion reform project	120,929	4,428	1,420	—	5,848	80.93%	80.93%	2,090	809	3.42%	Equity funds and borrowings
Storage and Transportation Department Production and Operation	—	75,473	6,369	(82)	81,760	—	—	—	—	—	Equity funds

148    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a) The movement of the Group’s major construction in progress is listed as follows: (continued)

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(12)	30 June 2019 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Environmental protection water conservation and environmental protection	—	39,049	18,663	—	57,712	—	—	—	—	—	Equity funds
Aromatics Department Energy Saving and Environmental Protection	—	46,588	9,248	—	55,836	—	—	—	—	—	Equity funds
Refining Department Equipment Update	—	45,577	3,637	—	49,214	—	—	—	—	—	Equity funds
Refining Department Production Operations	—	46,299	713	(1,546)	45,466	—	—	—	—	—	Equity funds
Thermal Power Department Energy Saving and Environmental Protection	—	16,174	26,133	—	42,307	—	—	—	—	—	Equity funds
Olefins energy saving and environmental protection	—	23,020	18,468	(2,476)	39,012	—	—	—	—	—	Equity funds
Company headquarters production and operation	—	40,740	6,415	(8,666)	38,489	—	—	—	—	—	Equity funds
Storage and Transportation Department Security Hazard Management	—	32,446	1,210	—	33,656	—	—	—	—	—	Equity funds
Refining Department Energy Saving and Environmental Protection	—	22,157	6,655	—	28,812	—	—	—	—	—	Equity funds
Information Department System Upgrade Development	—	26,838	—	(1,943)	24,895	—	—	—	—	—	Equity funds
Information Department Information Project	—	17,412	3,107	—	20,519	—	—	—	—	—	Equity funds
Olefin production and operation	—	19,647	3,742	(4,970)	18,419	—	—	—	—	—	Equity funds
Storage and Transportation Department energy saving and environmental protection	—	4,465	13,025	—	17,490	—	—	—	—	—	Equity funds
Aromatics production and operation	—	16,326	674	(1,242)	15,758	—	—	—	—	—	Equity funds
Utility production operation	—	14,998	1,393	(799)	15,592	—	—	—	—	—	Equity funds
Technical transformation of the storage and transportation department	—	10,982	1,850	(1,248)	11,584	—	—	—	—	—	Equity funds
Company security risk management	—	—	11,322	—	11,322	—	—	—	—	—	Equity funds
Utilities Hazard Management	—	7,411	3,779	—	11,190	—	—	—	—	—	Equity funds
Aromatics Department Equipment Update	—	14,030	5,465	(8,328)	11,167	—	—	—	—	—	Equity funds
Acrylic fiber production and operation	—	—	11,093	—	11,093	—	—	—	—	—	Equity funds

2019 Interim Report    149

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a) The movement of the Group’s major construction in progress is listed as follows:

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(12)	30 June 2019 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Thermal Power Production and Operation	—	8,539	1,520	—	10,059	—	—	—	—	—	Equity funds
Other sporadic projects	—	8,958	1,033	—	9,991	—	—	—	—	—	Equity funds
Information Department System Upgrade Development	—	6,504	3,288	—	9,792	—	—	—	—	—	Equity funds
Information Department Information Project	—	8,374	3,275	(2,123)	9,526	—	—	—	—	—	Equity funds
Olefin production and operation	—	7,918	1,284	—	9,202	—	—	—	—	—	Equity funds
Storage and Transportation Department energy saving and environmental protection	—	284,077	35,025	(7,929)	311,173	—	—	—	—	—	Equity funds

		1,593,576	350,791	(41,879)	1,902,488

Less: provision for impairment		(34,175)	(486)	—	(34,661)

		1,559,401	350,305	(41,879)	1,867,827				1,257

150    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress (continued)

In the six months ended 30 June 2019, the capitalized amount of the Group’s borrowing expenses is RMB1,257 thousand (unaudited) (in six months ended 30 June 2018: nil (unaudited)).

On 30 June 2019, the balance of the impairment provision for the Group’s construction in progress is the impairment provision for the long-term suspended 50,000-ton/year ethanolamine project and the energy saving transformation of no. 2 and no. 3 aromatics combined plant with the amount of RMB34,661 thousand (unaudited) (31 December 2018: RMB34,175 thousand).

(14)	Right-of-use assets

	Buildings	Plant and machinery	Vehicles and other	Total
Cost
31 December 2018	—	—	—	—
Changes in accounting policies	12,233	63,471	1,148	76,852
1 January 2019	12,233	63,471	1,148	76,852
Increase	17,067	22,367	159	39,593
Decrease year	(375)	(108)	(13)	(496)
30 June 2019 (unaudited)	28,925	85,730	1,294	115,949

Accumulated depreciation
31 December 2018	—	—	—	—
Changes in accounting policies	—	—	—	—
1 January 2019	—	—	—	—
Increase	5,088	34,993	294	40,375
Decrease year	(189)	(108)	(13)	(310)
30 June 2019 (unaudited)	4,899	34,885	281	40,065

Carrying amount
30 June 2019 (unaudited)	24,026	50,845	1,013	75,884
31 December 2018	—	—	—	—

2019 Interim Report    151

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(15)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
31 December 2018 and 30 June 2019 (unaudited)	700,821	98,378	799,199
Accumulated amortization
31 December 2018	365,795	77,810	443,605
Increase in current year	7,407	1,461	8,868
30 June 2019 (unaudited)	373,202	79,271	452,473
Carrying amount
30 June 2019 (unaudited)	327,619	19,107	346,726
31 December 2018	335,026	20,568	355,594

For the six months ended 30 June 2019, amortization expenses of intangible assets amounted to RMB8,868 thousand (unaudited) (six months ended 30 June 2018: RMB8,868 thousand (unaudited)).

(16)	Assets held for sale

In 2018, Zhejiang Jinyong Acrylic Fiber Co., Ltd. (“Jinyong”), a subsidiary of the Group, signed an irrevocable transfer agreement with Ningbo Zhenhai District Urban Land Reserve Center to transfer land use rights and buildings to Zhenhai District, Ningbo City. The urban land reserve center has a transfer price of RMB344,275 thousand. The transfer of related buildings and buildings has been completed in 2018, and the Group has confirmed that the disposal net profit is RMB197,138,000. The transfer of land use rights that have been classified as held for sale is expected to be completed in the second half of 2019.

	30 June 2019 (unaudited) and 31 December 2018
	Book value before classified as assets held for sale	Provision for impairment of assets held for sale	Book value
Land use rights	24,331	—	24,331

152    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(17)	Long-term prepaid expenses

	31 December 2018	Increase	Amortisation	30 June 2019 (unaudited)
Catalysts	493,241	28,189	(93,663)	427,767
Leaseholding improvements	8,987	—	(555)	8,432
Others	461	—	(66)	395

	502,689	28,189	(94,284)	436,594

(18)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2019 (unaudited)		31 December 2018
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventories	131,686	32,922	158,427	39,606
Provision for impairment of fixed assets	844,266	211,066	844,266	211,066
Difference in depreciation	(680,858)	(170,214)	(582,838)	(145,709)
Provision for impairment of construction in progress	34,661	8,665	34,175	8,544
Other deferred tax assets	170,591	42,647	37,673	9,417

	500,346	125,086	491,703	122,924

Including:
To be recovered within 12 months		88,926		50,049
To be recovered over 12 months		36,160		72,875

		125,086		122,924

2019 Interim Report    153

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	30 June 2019 (unaudited)		31 December 2018
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalized borrowing costs	(13,589)	(3,397)	(15,394)	(3,849)
Changes in fair value	(4,104)	(1,026)	—	—

	(17,693)	(4,423)	(15,394)	(3,849)

Including:
To be recovered within 12 months		(1,995)		(1,238)
To be recovered over 12 months		(2,428)		(2,611)

		(4,423)		(3,849)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
Deductible temporary differences	29,969	29,969
Deductible losses	100,894	89,713

	130,863	119,682

In accordance with the accounting policy set out in note 2(26), it is unlikely that some of the Group’s subsidiaries will obtain sufficient future taxable profits to be used to offset the relevant future deductible losses. Therefore, the Group has not recognised deferred income tax assets for the following cumulative deductible losses of these subsidiaries. Under current tax law, these deductible losses will expire between 2019 and 2024.

154    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	66,568	55,049
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	34,326	34,664

	100,894	89,713

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2019 (unaudited)	31 December 2018
2019	5,795	6,132
2020	17,945	17,945
2021	12,880	12,880
2022	12,687	12,687
2023	40,069	40,069
2024	11,518	—

	100,894	89,713

2019 Interim Report    155

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities (continued)

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2019 (unaudited)		31 December 2018
	Offsetting amounts of deferred tax assets and deferred tax liabilities	Net-balance	Offsetting amounts of deferred tax assets and deferred tax liabilities	Net-balance
Deferred tax assets	(4,423)	120,663	(3,849)	119,075
Deferred tax liabilities	4,423	—	3,849	—

(19)	Provision for assets impairment

	31 December 2018	Decrease				30 June 2019 (unaudited)
		Increase	Reverse	Sold	Written off
Provision for accounts receivables (Note4 (5))	54	6	—	—	—	60
Include: Single provision	—	—	—	—	—	—
Group provision	54	6	—	—	—	60

Provision for other receivables (Note 4(5))	144	—	(4)	—	—	140

	198	6	(4)	—	—	200

Provision for inventory (Note 4 (8))	158,229	24,300	—	(51,043)	—	131,486
Provision for PPE (Note 4(12))	877,322	—	—	—	—	877,322
Provision for CIP (Note 4(13))	34,175	486	—	—	—	34,661

	1,069,726	24,786	—	(51,043)	—	1,043,469

	1,069,924	24,792	(4)	(51,043)	—	1,043,669

156    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(20)	Short-term borrowings

Classification of short-term borrowings

	Currency	30 June 2019 (unaudited)	31 December 2018
Unsecured
– bank borrowings	RMB	1,052,600	65,600
	USD	—	431,649

		1,052,600	497,249

As at 30 June 2019, the interest rate of short-term borrowings ranged from 2.92% to 4.70% per annum (unaudited) (31 December 2018: from 3.34% to 4.70% per annum).

As at 30 June 2019 (unaudited), there are no short-term borrowings which are due but have not been repaid (31 December 2018: Nil).

(21)	Notes payable

	30 June 2019 (unaudited)	31 December 2018
Notes payable	75,906	—

(22)	Accounts payables

	30 June 2019 (unaudited)	31 December 2018
Related parties (Note 7(6))	4,890,429	4,471,385
Third parties	3,468,021	2,922,998

	8,358,450	7,394,383

As at 30 June 2019 (unaudited) and 31 December 2018, there are no individually significant accounts payables aged over one year.

2019 Interim Report    157

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(23)	Contract liabilities

	30 June 2019 (unaudited)	31 December 2018
Related parties (7(6))	12,623	6,862
Third parties	378,471	446,702

	391,094	453,564

As at 30 June 2019 (unaudited), there are no individually significant contract liabilities aged over one year.

As at 31 December 2018, the balance of the Group’s contractual liabilities is RMB453,564 thousand (of which RMB399,589 thousand (unaudited) has been transferred to the main business income in this year.

(24)	Employee benefits payable

	30 June 2019 (unaudited)	31 December 2018
Short-term employee benefits payable (a)	359,780	106,768
Defined contribution plans payable (b)	21,314	22,093

	381,094	128,861

158    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(24)	Employee benefits payable (continued)

(a)	Short-term employee benefits payable

	31 December 2018	Increase in current year	Decrease in current year	30 June 2019 (unaudited)
Wages and salaries, bonuses, allowances and subsidies	90,620	888,026	(637,931)	340,715
Staff welfare	—	111,050	(111,050)	—
Social insurances	11,999	90,308	(87,438)	14,869
Including: Medical insurance	10,242	68,689	(66,655)	12,276
Work injury insurance	680	5,523	(4,901)	1,302
Maternity insurance	1,077	7,228	(7,014)	1,291
Supplementary medical insurance	—	8,868	(8,868)	—
Housing funds	—	86,342	(86,342)	—
Compensation for lay-off	—	13,349	(13,349)	—
Others	4,149	71,796	(71,749)	4,196

	106,768	1,260,871	(1,007,859)	359,780

(b)	Defined contribution plans payable

	31 December 2018	Increase in current year	Decrease in current year	30 June 2019 (unaudited)
Basic pensions	21,554	134,007	(134,892)	20,669
Unemployment insurance	539	3,616	(3,510)	645
Supplemental basic pensions	—	39,788	(39,788)	—

	22,093	177,411	(178,190)	21,314

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

2019 Interim Report    159

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(24)	Employee benefits payable (continued)

(b)	Defined contribution plans payable (continued)

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the six months ended 30 June 2019, the Group’s contribution to the above two plans amounted to RMB134,007 thousand (unaudited) and RMB39,788 thousand (unaudited) respectively (six months ended 30 June 2018: RMB128,854 thousand (unaudited) and RMB35,847 thousand (unaudited), respectively).

(25)	Taxes payable

	30 June 2019 (unaudited)	31 December 2018
Consumption tax payable	959,672	3,386,367
City maintenance and construction tax payable	74,073	246,060
Enterprise income tax payable	60,434	300,016
Educational surcharge payable	37,339	160,554
Individual income tax payable	4,638	28,913
Land use tax payable	4,306	1,768
Value added tax payable	2,004	507,119
Housing property tax payable	1,737	—
Others	9,357	11,895

	1,153,560	4,642,692

160    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(26)	Other payables

	30 June 2019 (unaudited)	31 December 2018
Related parties (Note 7(6))	39,917	89,567
Third parties	669,690	663,253
Short-term loan interest	1,195	5,952
A ordinary share dividend	1,367,442	26,488
Related parties dividend (Note 7(6))	1,365,000	—

	3,443,244	785,260

(a)	As at 30 June 2019 (unaudited), there are no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
A ordinary share dividend	2,732,442	26,488
Accrued expenses	283,573	166,575
Equipment project	184,473	334,249
Payable to related parties (Note7(6))	39,917	89,567
Sales discount	29,424	32,648
Guaranty deposit	25,760	25,624
Deposit	14,256	12,227
Social insurance withholding	12,164	9,998
Others	121,235	87,884

	3,443,244	785,260

2019 Interim Report    161

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(27)	Non-current liabilities due within one year

	30 June 2019 (unaudited)	31 December 2018
Lease liabilities due within one year (Note 4(28))	48,040	—

(28)	Lease liabilities

	30 June 2019 (unaudited)	31 December 2018
Lease liabilities	69,401	—
Less: Non-current liabilities due within one year (Note 4(27))	(48,040)	—

	21,361	—

162    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(29)	Deferred income

	31 December 2018	Increase in current year	Decrease in current year	30 June 2019 (unaudited)	Sources
Government grants project	140,442	—	(5,000)	135,442	related to assets

			Decreases
	31 December 2018	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non-operating income	Deduct from non-operating expense	30 June 2019 (unaudited)	Related to assets/ income
Investment subsidy for Chemical industry park	130,000	—	—	—	—	—	(5,000)	—	125,000	Related to assets
Huang gu tang pipeline relocation subsidy	5,242	—	—	—	—	—	—	—	5,242	Related to assets
Power units energy saving Reconstruction subsidies	5,200	—	—	—	—	—	—	—	5,200	Related to assets

	140,442	—	—	—	—	—	(5,000)	—	135,442

2019 Interim Report    163

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Share capital

		Increase or decrease in current year
	31 December 2018	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	30 June 2019 (unaudited)
Non-restricted Shares –
RMB ordinary A shares listed in PRC	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,823,814	—	—	—	—	—	10,823,814

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state- owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

164    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Share capital (continued)

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non- circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

2019 Interim Report    165

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Share capital (continued)

Since the company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the company increased newly registered capital of RMB14,16,600, which was paid in cash amount to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium (Note (28)). As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On 8 January 2018, according to the resolution of the board of directors of the Company, the second exercise period exercise plan of the Company’s common a-share stock option incentive plan was adopted. On 12 January 2018, the new registered capital of the Company is RMB9,637,000, which is fully paid in cash by 185 equity incentive objects who meet the conditions for exercise. The difference between actual capital contribution and registered capital amount to RMB27,465 thousand was included in share premium, and the confirmed capital reserve — employee equity option plan in the waiting period is RMB17,062 thousand, which is transferred to the capital reserve — equity premium (note 4(31)).

According to the board resolution of the Company on 28 December 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the Company will not be exercised because the non-market exercise conditions are not met. As at 30 June 2019, the total share capital of the Company was 10,823,813,500 shares (unaudited).

		Increase or decrease in current year
	31 December 2017	Issue new shares	Stock dividend	Transfer from capital surplus to paid-in capital	Others	Subtotal	31 December 2018
Non-restricted Shares –
RMB ordinary A shares listed in PRC	7,319,177	9,637	—	—	—	9,637	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,814,177	9,637	—	—	—	9,637	10,823,814

166    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(31)	Capital surplus

	31 December 2018	Increase in current year	Decrease in current year	30 June 2019 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share premium (Note 4(30))	106,846	—	—	106,846
Others	58,626	—	—	58,626

	610,327	—	—	610,327

	31 December 2017	Increase in current year	Decrease in current year	30 June 2018 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments (a)	30,066	1,990	(17,062)	14,994
Share premium (Note 4(30))	62,319	44,527	—	106,846
Others	49,067	344	—	49,411

	586,307	46,861	(17,062)	616,106

(a)	Summary

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

2019 Interim Report    167

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(31)	Capital surplus (continued) (continued)

(a)	Summary (continued)

•	In 2015, the ROEs of 2016 and 2017 are not less than 9%, 9.5% and 10% respectively;

•	In 2015, the compound annual growth rate of net profit for 2016 and 2017 is not less than 5% (based on 2013);

•

The ratio of main business income to total operating income for each year from 2015 to 2017 is not less than 99%; the above three indicators for each year from 2015 to 2017 are not lower than the 75-point level of the benchmarking enterprise; 2015 The annual economic value added indicators for the year to 2017 are completed by the State-owned Assets Supervision and Administration Commission of the State Council and the Sinopec Group’s assessment target is decomposed into the Company.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

On the grant date, the agreed exercise price is RMB4.2 per share. During the waiting period, the right price of the bank will be adjusted according to the company’s dividend, capital reserve to increase the share capital, the distribution of stock dividends, stock split, rights issue or share reduction and other matters.

According to the resolution of the board of directors on 28 December 2018, the Company will not exercise the third batch of stock options due to the non-market exercise conditions. The first and second tranches of stock options were exercised in September 2017 and January 2018 at RMB3.85 per share (Note 4(30)).

168    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(32)	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2019 Income Statement (unaudited)
	31 December 2018	After-tax attributable to the parent company	30 June 2019 (unaudite)	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future
Share of the other comprehensive income of the investee accounted for using equity method which will be reclassified to profit and loss	10,389	(3,667)	6,722	(3,667)	—	—	(3,667)	—

	Other comprehensive income in Balance Sheet			Other comprehensive income in six months ended 30 June 2018 Income Statement (unaudited)
	31 December 2017	After-tax attributable to the parent company	30 June 2018 (unaudite)	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future
Share of the other comprehensive income of the investee accounted for using equity method which will be reclassified to profit and loss	17,403	(5,063)	12,340	(5,063)	—	—	(5,063)	—

2019 Interim Report    169

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(33)	Specific reserve

	31 December 2018	Accrued during the year	Utilised during the year	30 June 2019 (unaudited)
Safety production costs	57,135	69,133	(63,819)	62,449

	31 December 2017	Accrued during the year	Utilised during the year	30 June 2018 (unaudited)
Safety production costs	—	58,218	(32,095)	26,123

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2(19)).

(34)	Surplus reserve

	31 December 2018	Increase during the year	Decrease during the year	30 June 2019 (unaudited)
Statutory surplus reserve	6,135,815	—	—	6,135,815
Discretionary surplus reserve	101,355	—	—	101,355

	6,237,170	—	—	6,237,170

	31 December 2017	Increase during the year	Decrease during the year	30 June 2018 (unaudited)
Statutory surplus reserve	5,626,269	—	—	5,626,269
Discretionary surplus reserve	101,355	—	—	101,355

	5,727,624	—	—	5,727,624

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No statutory surplus reserve was provided in current year (unaudited) (six months ended 30 June 2018: nil (unaudited)).

170    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(34)	Surplus reserve (continued)

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (six months ended 30 June 2018: nil (unaudited)).

(35)	Undistributed profits

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Undistributed profits at the beginning of the year	12,631,291	11,110,795
Add: Net profit attributable to equity shareholders of the Company	1,137,241	3,524,131
Less: Ordinary shares dividend payable(a)	(2,705,953)	(3,247,144)

Undistributed profits at the end of the period	11,062,579	11,387,782

(a)

Pursuant to the resolution of the shareholders’ meeting on 20 June 2019, a dividend in respect of the year ended 31 December 2018 of RMB0.25 per share (including tax), amounting to a total dividend of RMB2,705,953 thousand was declared(unaudited) (six months ended 30 June 2018: RMB0.3 per share (including tax), amounting to a total dividend of RMB3,247,144 thousand (unaudited)).

(36)	Minority interests

Attributable to the minority interests of the Group:

	30 June 2019 (unaudited)	31 December 2018
JinMao Company	87,635	80,089
Shanghai Jinchang Engineering Plastics Company Limited “Jinchang”	41,230	42,300
Jinyong Company	(6,011)	(6,011)

	122,854	116,378

2019 Interim Report    171

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(37)	Revenue and cost of sales

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Main operations revenue (a)	51,764,900	51,986,226
Other operations revenue	227,683	201,414

	51,992,583	52,187,640

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Main operations cost (a)	43,516,872	40,560,888
Other operations cost	147,858	146,943

	43,664,730	40,707,831

(a)	Main operations revenue and main operations cost

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	six months ended 30 June
	2019 (unaudited)		2018 (unaudited)
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	1,219,618	1,314,445	1,147,441	1,267,676
Resins and plastics	5,133,483	4,304,331	5,227,305	4,236,819
Intermediate petrochemicals	5,261,505	4,401,800	6,249,148	4,550,039
Petroleum products	26,623,478	20,092,265	26,489,911	17,789,875
Trading of petrochemical products	13,314,219	13,230,740	12,651,718	12,546,663
All others	212,597	173,291	220,703	169,816

	51,764,900	43,516,872	51,986,226	40,560,888

172    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(37)	Revenue and cost of sales (continued)

(b)	Analysis of the Group revenue in six months ended 30 June 2019 as follow:

	six months ended 30 June 2019 (unaudited)
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	212,597	51,764,900
Including: Recognized at a point	1,219,618	5,133,483	5,261,505	26,623,478	13,308,687	212,597	51,759,368
Recognized during a period	—	—	—	—	5,532	—	5,532
Other operations revenue	—	—	—	—	—	227,683	227,683

	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	440,280	51,992,583

Analysis of the Group revenue in six months ended 30 June 2018 as follow:
	six months ended 30 June 2018 (unaudited)
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	220,703	51,986,226
Including: Recognized at a point	1,147,441	5,227,305	6,249,148	26,489,911	12,649,369	220,703	51,983,877
Recognized during a period	—	—	—	—	2,349	—	2,349
Other operations revenue	—	—	—	—	—	201,414	201,414

	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	422,117	52,187,640

2019 Interim Report    173

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(38)	Taxes and surcharges

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)	Tax base and rate
Consumption tax	5,158,018	5,294,844	According to relevant PRC tax regulations, since 1 January 2009, the Group is required to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3)
City maintenance and construction tax	389,233	437,972	1% or 7% of actual payments of consumption and VAT during the year
Educational surcharge and others	227,868	321,246	3% of actual payments of consumption and VAT during the year
Stamp tax	17,138	14,373	Applicable tax rate
Property tax	14,763	14,569	1.2% of taxable property value or 12% of rental expense
Land use tax	13,638	22,124	Applicable tax rate
Others	9,490	9,310

	5,830,148	6,114,438

(39)	Selling and distribution expenses

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Transportation fee	122,681	121,455
Sales commission	64,456	72,648
Storage and logistics expenses	27,151	38,850
Staff costs	31,492	28,634
Others	14,635	9,859

	260,415	271,446

174    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(40)	General and administrative expenses

	six months ended 30 June
	2019 (unaudited)	2019 (unaudited)
Repair and maintenance expense	697,348	766,352
Staff costs	618,240	451,516
Depreciation and amortisation	47,397	48,202
Security and fire extinguishment expenses	28,550	24,282
Information system operation maintenance	28,134	22,446
Others	96,513	81,664

	1,516,182	1,394,462

(41)	Research and development expenses

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Equipment process and product technology research and development	13,427	7,289
System application development	3,588	1,766
Others	4,364	4,372

	21,379	13,427

2019 Interim Report    175

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(42)	Financial expenses – net

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Interest paid	20,435	33,823
Less: capitalized borrowing costs	(1,257)	—
Add: lease liabilities interest expenses	1,470	—

Interest expense	20,648	33,823
Less: Interest income	(209,960)	(218,822)
Exchange losses net	(14,558)	1,981
Others	5,468	8,801

	(198,402)	(174,217)

(43)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses and R&D expenses in the income statements are listed as follows by nature:

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Cost of raw material	27,659,908	26,492,918
Cost of trading products	13,230,740	12,546,663
Employee benefit expenses	1,438,282	1,207,309
Depreciation and amortization	867,703	921,712
Repairs and maintenance expenses	697,348	766,352
Change of goods in process and finished goods	336,965	(604,818)
Transportation costs	149,832	160,305
Sales commissions	64,456	72,648
right-of-use asset depreciation	40,375	—
Security and firefighting charges	28,550	50,979
R&D expenses	21,379	13,427
Auditors’ remuneration – audit services	3,900	3,900
Other expenses	923,268	755,771

	45,462,706	42,387,166

176    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(43)	Expenses by nature (continued)

As stated in Note (2(27)), the rental expenses for short-term leases are directly included in the current profit and loss, and the amount for the six-months ended 30 June 2019 is RMB2,661 (unaudited).

(44)	Other income

	six months ended 30 June		Related to asset/ related to income
	2019 (unaudited)	2018 (unaudited)
Tax refunds	1,498	9,899	related to income
Others	1,053	3,653	related to income

	2,551	13,552

(45)	Investment income

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Share of net profit or loss of investees under equity method	492,230	642,402
Gains from structure deposit	57,306	—
Loss from foreign exchange option contract and forward foreign exchange contracts	(15,350)	(7,456)
Income from disposal of long-term equity investments (a)	—	1,622
Others	(14,219)	(610)

	519,968	635,958

(a)

In April 2018, the subsidiary company of the Group merged to sell 50% of its atomic company inspection and testing company, and the equity transfer price was RMB9,600,000. The transfer transaction has been approved by the resolutions of the shareholders’ meeting of the Group and other relevant regulatory authorities. The issuing company confirmed that the relevant investment income totaled RMB1,622,000. After the transaction was completed, the Inspection and Testing company was changed to a joint venture company for the investment company.

The Group does not have significant restrictions on repatriation of investment proceeds (unaudited).

2019 Interim Report    177

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(46)	Profit arising from changes in fair value

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Structured deposit	(15,809)	—
Foreign exchange option contract	3,368	—
Forward foreign exchange contract	—	9,300

	(12,441)	9,300

(47)	Credit impairment loss

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Accounts receivables provision loss	(6)	(25)
Other receivables provision loss	4	(20)

	(2)	(45)

(48)	Assets impairment loss

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Provision for decline in value of inventories	(24,300)	(10,155)
Provision for construction in progress	(486)	—
	(24,786)	(10,155)

178    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(49)	Losses on disposals of assets

	six months ended 30 June
			Recognized as non-recurring profit or loss in six months ended
	2019 (unaudited)	2018 (unaudited)	30 June 2019 (unaudited)
Gains on disposal of fixed assets	14,126	3,557	14,126
Loss on disposal of fixed assets	(32,850)	(6,414)	(32,850)

	(18,724)	(2,857)	(18,724)

(50)	Non-operating income

	six months ended 30 June
			Recognized as non-recurring profit or loss in six months ended
	2019 (unaudited)	2018 (unaudited)	30 June 2019 (unaudited)
Government grants (a)	10,415	31,762	10,415
Others	471	382	471

	10,886	32,144	10,886

(a)	Government grants mainly include:

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Amortization of deferred income (Note 4(29))	5,000	5,000
Jinyong job provision subsidy	—	23,280
Others	5,415	3,482

	10,415	31,762

2019 Interim Report    179

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(51)	Non-operating expenses

	six months ended 30 June
			Recognized as non-recurring profit or loss in six months ended
	2019 (unaudited)	2018 (unaudited)	30 June 2019 (unaudited)
Allowances	10,758	22,585	10,758
Others	5,581	408	5,581

	16,339	22,993	16,339

(52)	Income tax expenses

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Current tax expense for the year based on tax law and regulations	217,114	968,281
Movement of deferred tax	(1,588)	15,391

	215,526	983,672

180    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(52)	Income tax expenses (continued)

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Total profit	1,359,243	4,515,157

Income tax expenses calculated at applicable tax rates	339,812	1,128,790
Tax effect of share of profit of investments accounted for using the equity method	(122,620)	(159,653)
Other non-taxable profit	(11,176)	(14,385)
Tax effect of non-deductible expenses	10,354	15,135
Defferences in income tax settlement in previous years	(2,618)	12,678
Realization of pevious unrecognized deductible temporary differences	—	(153)
Utilisation od previously unrecognized tax losses	(1,106)	(48)
Tax losses for which no deferred tax assets was recognised	2,880	1,308

Income tax expenses	215,526	983,672

(53)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Consolidated net profit attributable to ordinary shareholders of the Company	1,137,241	3,524,131
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,814	10,823,225
Basic earnings per share	0.105	0.326

2019 Interim Report    181

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(53)	Earnings per share (continued)

(b)	Diluted earnings per share:

As there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Diluted consolidated net profit attributable to ordinary shareholders of the parent company	1,137,241	3,524,131

Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,814	10,823,225
Adjustment for share option incentive (thousands) (i)	—	2,525
Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,823,814	10,825,750

Diluted earnings per share	0.105	0.326

(i)

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for year ended 30 June 2018) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

(54)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Subsidy income	6,468	35,059
Others	396	342

	6,864	35,401

182    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(54)	Notes to consolidated cash flow statement (continued)

(b)	Cash paid relating to other operating activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Sales commission	(64,456)	(72,648)
Security and fire extinguishment expenses	(28,528)	(50,979)
Information system operation and maintenance expenses	(28,134)	(22,446)
Storage and logistics expenses	(27,102)	(38,850)
Research and development costs	(21,379)	(13,427)
Allowances	—	(22,993)
Others	(41,445)	(95,224)

	(211,044)	(316,567)

(c)	Cash received relating to other investing activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Six-month deposit receipts	1,500,000	2,000,000
Interest income	218,568	181,408

	1,718,568	2,181,408

2019 Interim Report    183

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(54)	Notes to consolidated cash flow statement (continued)

(d)	Cash paid relating to other investing activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Six-month deposit payment	(3,000,000)	(2,000,000)
Losses from foreign exchange option contracts and forward foreign exchange contracts	(15,350)	(8,066)
Others	(14,219)	—

	(3,029,569)	(2,008,066)

(e)	Cash paid relating to other financing activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Lease liabilities payment	(4,078)	—

For the six-month period ended 30 June 2019, the total cash outflows related to the lease paid by the Group amounted to RMB6,739 thousand. Except for the amount paid for the repayment of the lease liabilities for the financing activities mentioned above, the remaining cash outflows were included, operating activities (unaudited).

184    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Supplementary materials to consolidated cash flow statement

(a)	Supplementary materials to consolidated cash flow statement

Reconciliation from net profit to cash flows from operating activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Net profit	1,143,717	3,531,485
Add: Provisions for assets impairment	24,786	10,155
Provisions for credit impairment	2	45
Depreciation of investment properties	7,338	7,264
Depreciation of fixed assets	757,213	782,986
Depreciation of right-of-use assets	40,375	—
Amortisation of intangible assets	8,868	8,868
Amortisation of long-term prepaid expenses	94,284	122,594
Losses on disposal of fixed assets	18,724	2,857
Losses/(gains) arising from changes in fair value	12,441	(9,300)
Financial income-net	(207,077)	(228,462)
Investment income	(519,967)	(635,958)
(Increase)/decrease in deferred tax assets	(1,588)	13,445
Increase in deferred tax liabilities	—	1,946
Amotisation of deferred income	(5,000)	(5,000)
Decrease/(increase) in inventories	1,237,928	(649,586)
Increase in operating payables	(305,486)	(551,475)
(Decrease)/increase in operating payables	(2,065,898)	1,797,427
Increase in specific reserve	5,314	26,123
Share-based payments expense	—	1,990

Net cash flows generated from operating activities	245,974	4,227,404

2019 Interim Report    185

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Supplementary materials to consolidated cash flow statement (continued)

(a)	Supplementary materials to consolidated cash flow statement (continued)

Major operating and investing activities that do not involve cash receipts and payments

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Inventory purchases paid by bank acceptance	426,929	878,867
Payment of long-term assets procurementby bank acceptance bill	15,712	—
Increase of right-of-ues assets	39,593	—

	482,234	878,867

Movement of cash and cash equivalent

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Period end balance of cash and cash equivalent	9,941,051	12,612,063
Less: beginning balance of cash and cash equivalent	(8,741,893)	(7,504,266)

Movement of cash and cash equivalent	1,199,158	5,107,797

(b)	Cash and cash equivalents

	30 June 2019 (unaudited)	31 December 2018
Cash
Including: Cash on hand	35	7
Bank deposits available on demand	9,941,012	8,741,883
Other monetary fund available on demand	4	3

Cash and cash equivalents at the end of the period	9,941,051	8,741,893

186    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(56)	Foreign monetary items

	six months ended 30 June 2019 (unaudited)
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand — USD	135,353	6.8747	930,514
Accounts receivable — USD	70,002	6.8747	481,243
Accounts payables — USD	83,224	6.8747	572,140

	31 December 2018
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand — USD	51,278	6.8632	351,931
Accounts receivables — USD	142,375	6.8632	977,148
Accounts payables — USD	250,062	6.8632	1,716,226
Other payables — USD	33	6.8632	226
Short-term loan — USD	62,893	6.8632	431,649

2019 Interim Report    187

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group

	Main business area	Place of registry	Principal activities	Percentage of equity		Way of acqusition
				directly held	indirectly
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao Company	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	100.00%	Establish
Jinyong	Zhejiang Ningbo	Zhejiang Ningbo	Manufacturing	75.00%	—	Investment
Jinmao International	Shanghai	Shanghai	Trading	—	67.33%	Establish

(b)	As at 30 June 2019 (unaudited) and 31 December 2018, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(36)).

(c)

In the six months ended 30 June 2018, the Group’s former subsidiary was merged by Toufa. As at 30 June 2018, the former subsidiary Jindi has completed the cancellation of their business and tax registration.

188    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates

(a)	Nature of major joint ventures and associates

	Place of main business	Place of registry	Principal activities	Whether strategic to Group activities	% of ownership interest
					Directly	Indirectly
Joint ventures – BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Inspection And Testing Company	Shanghai	Shanghai	Inspect and test chemical equipment	Yes	—	50.00%
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Associates – Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00%

The above companies are all measured under equity method.

2019 Interim Report    189

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures

	At 30 June 2019 (unaudited)			At 31 December 2018
	BOC	Inspection and testing company	Yangu Gas	BOC	Inspection and testing company	Yangu Gas
Current Assets	264,361	16,967	60,692	205,959	19,527	56,579
Including: Cash and cash equivelants	203,102	11,802	46,394	137,505	8,086	42,415
Non-current Assets	205,739	2,132	39,716	198,555	2,357	44,589
Total Assets	470,100	19,099	100,408	404,514	21,884	101,168
Current liabilities	(44,634)	(818)	(4,082)	(41,962)	(4,607)	(3,745)
Non-current liabilities	(26,378)	—	—	—	—	—
Total liabilities	(71,012)	(818)	(4,082)	(41,962)	(4,607)	(3,745)
Net Assets	399,088	18,281	96,326	362,552	17,277	97,423
Net assets calculated by proportion of shareholding (i)	199,544	9,140	48,164	181,276	8,638	48,713
Adjustment – internal unrealized downstream transactions	(7,009)	—	—	(8,759)	—	—
Book value of joint ventures	192,535	9,140	48,164	172,517	8,638	48,713

190    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures (continued)

	six months ended 30 June 2019 (unaudited)			six months ended 30 June 2018 (unaudited)
	BOC	Inspection and testing company	Yangu Gas	BOC	Inspection and testing company	Yangu Gas
Revenue	203,922	14,905	25,503	212,221	5,166	29,806
Financial income	(405)	(140)	(439)	(541)	(9)	(258)
Income tax expenses	13,966	116	—	14,813	189	—
Net profit/(loss)	36,536	1,908	(1,097)	44,440	568	(375)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/(loss)	36,536	1,908	(1,097)	44,440	568	(375)
Dividends declared by joint venture	—	452	—	—	—	—

(i)

The Group calcucated shares of assets by its shareholding ratio, baesd on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained invenstment, fair value of liabilities, and consistency of accouing policies.

2019 Interim Report    191

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates

	At 30 June 2019 (unaudited)				As at 31 December 2018
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Current Assets	11,848,791	3,770,589	88,952	193,561	9,537,354	3,785,819	100,065	189,514
Including: Cash and cash equivelants	9,394,777	2,156,395	24,848	95,219	6,817,297	2,169,119	37,171	110,718
Non-current Assets	5,243,965	3,674,612	65,082	2,440	5,517,999	3,559,033	68,128	2,586
Total Assets	17,092,756	7,445,201	154,034	196,001	15,055,353	7,344,852	168,193	192,100
Current Liabilities	(2,336,063)	(1,373,304)	(8,952)	(82,860)	(2,232,583)	(1,433,001)	(14,855)	(68,106)
Non-current liabilities	(34,498)	(481,997)	—	—	—	(514,254)	—	—
Total liabilities	(2,370,561)	(1,855,301)	(8,952)	(82,860)	(2,232,583)	(1,947,255)	(14,855)	(68,106)
Net Assets	14,722,195	5,589,900	145,082	113,141	12,822,770	5,397,597	153,338	123,994
Net assets calculated by proportion of shareholding (i)	2,944,439	2,138,696	58,033	45,257	2,564,556	2,065,122	61,335	49,598
Adjustment-internal unrealized transaction offset	(9,510)	—	—	—	(9,512)	—	—	—
Adjustment (ii)	—	(341,976)	—	—	—	(348,346)	—	—
Book value of associates	2,934,929	1,796,720	58,033	45,257	2,555,044	1,716,776	61,335	49,598

Revenue	14,573,299	866,465	90,319	144,653	15,781,825	1,195,885	106,769	125,049
Net profit/(loss)	1,899,425	218,534	(8,256)	19,147	2,668,567	198,929	(3,600)	15,585
Other comprehensive income	—	(9,585)	—	—	—	(13,232)	—	—
Total comprehensive Income/(loss)	1,899,425	208,949	(8,256)	19,147	2,668,567	185,697	(3,600)	15,585
Dividends declared by associates	—	—	—	12,000	—	—	—	10,360

192    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates (continued)

(i)

The Group calcucated shares of assets by its shareholding ratio, baesd on the amount from financial statements in associates. The amount in financial statements of associates based on the impacts of identifiable assets when obtained invenstment, fair value of liabilities, and consistency of accouing policies.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(d)	Summarised financial information for immaterial associates

	six months ended 30 June (unaudited)
	2019	2018
Total net book value of long-term investment as at 30 June	42,766	42,346
Total amount calculated by proportion of shareholding Net profit (i)	3,954	3,718
Other comprehensive income (i)	—	—

Total comprehensive income	3,954	3,718

Dividends received by the Group from non-significant joint ventures in the current period	5,700	6,075

(i)

Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

2019 Interim Report    193

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non- operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

194    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

(vi)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

(a)	Segment information as at and for the six months ended 30 June 2019 is as follows (unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	440,280	—	—	51,992,583
Inter-segment revenue	—	239,302	6,877,155	5,668,424	120,706	352,628	—	(13,258,215)	—
Cost of sales	(1,314,445)	(4,304,331)	(4,401,800)	(20,092,265)	(13,230,740)	(321,149)	—	—	(43,664,730)
Interest income	—	—	—	—	—	—	209,960	—	209,960
Interest expenses	—	—	—	—	—	—	(20,648)	—	(20,648)
Investment income from associates and joint ventures	—	—	—	—	—	—	519,967	—	519,967
Asset impairment losses	(10,351)	(6,324)	(8,052)	(59)	—	—	—	—	(24,786)
Loss arising from changes in fair value	—	—	—	—	—	—	(12,441)	—	(12,441)
Depreciation and amortisation	(36,156)	(61,426)	(249,034)	(436,930)	(89)	(84,068)	—	—	(867,703)
Depreciation of right-of-use assets	(93)	(1,214)	(535)	(37,074)	(13)	(1,446)	—	—	(40,375)
Total (loss)/profit	(222,956)	332,938	337,237	114,186	40,456	82,692	674,690	—	1,359,243
Income tax expenses	—	—	—	—	—	—	(215,526)	—	(215,526)
Net (loss)/profit	(222,956)	332,938	337,237	114,186	40,456	82,692	459,164	—	1,143,717
Total assets	1,020,072	1,907,620	3,956,927	14,346,170	1,770,557	2,162,906	18,822,840	—	43,987,092
Total liabilities	461,861	1,359,538	1,654,202	7,915,114	2,534,237	83,236	1,052,989	—	15,061,177
Investment in associates and joint ventures	—	—	—	—	—	—	5,127,544	—	5,127,544
Non-current assets increase (i)	62,416	29,547	83,248	244,739	32	51,573	—	—	471,555

(i)	Non-current assets do not include financial assets, long term equity investments and deferred income tax assets.

2019 Interim Report    195

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

(b)	Segment information as at and for the six months ended 30 June 2018 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	422,117	—	—	52,187,640
Inter-segment revenue	—	67,147	6,536,952	4,998,156	564,365	349,982	—	(12,516,602)	—
Cost of sales	(1,267,676)	(4,236,819)	(4,550,039)	(17,789,875)	(12,546,663)	(316,759)	—	—	(40,707,831)
Interest income	—	—	—	—	—	—	218,822	—	218,822
Interest expenses	—	—	—	—	—	—	(33,823)	—	(33,823)
Investment income from associates and joint ventures	—	—	—	—	—	—	635,958	—	635,958
Asset impairment losses	(5,058)	(278)	(3,071)	(1,748)	—	—	—	—	(10,155)
Depreciation and amortisation	(36,559)	(76,796)	(294,451)	(448,838)	(56)	(65,012)	—	—	(921,712)
Total (loss)/profit	(245,901)	628,956	1,001,369	2,203,471	106,691	(9,450)	830,021	—	4,515,157
Income tax expenses	—	—	—	—	—	—	(983,672)	—	(983,672)
Net (loss)/profit	(245,901)	628,956	1,001,369	2,203,471	106,691	(9,450)	(153,651)	—	3,531,485
Total assets	1,102,766	2,183,777	5,035,918	13,432,809	2,061,695	1,904,951	20,060,804	—	45,782,720
Total liabilities	588,441	1,125,321	1,480,236	6,273,558	2,554,342	66,964	4,812,308	—	16,901,170
Investment in associates and joint ventures	—	—	—	—	—	—	5,221,271	—	5,221,271
Non-current assets increase (i)	19,347	12,536	45,663	123,876	—	9,451	—	—	210,873

(i)	Non-current assets do not include financial assets, long term equity investments and deferred income tax assets.

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

In the six months ended 30 June 2019, revenue from the same customer accounted for 43% (unaudited) of total Group revenue (six months ended 30 June 2018: 41% (unaudited)). The revenue from the customer derived from the following segments: petroleum products and other segments.

196    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2018	Increase in current year	Decrease in current year	30 June 2019 (unaudited)
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

2019 Interim Report    197

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(1)	Information on the parent company (continued)

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	30 June 2019 (unaudited)		31 December 2018
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.44%	50.44%	50.44%	50.44%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

	Place of business/ country of incorporation	Place of registry	Business nature	Whether it is strategic for Group activities	% of ownership interest
					Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

198    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Relationship with the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hongkong) Company Limited	Subsidiary of the immediate parent company
Sinopec (Europe) Company Limited	Subsidiary of the immediate parent company
Shanghai Lide Catalyst Co., Ltd.	Subsidiary of the immediate parent company
Shanghai KSD Bulk Solids Engineering Co., Ltd.	Subsidiary of the immediate parent company
China International United Petroleum & Chemicals Co., Ltd.	Subsidiary of the immediate parent company
Shanghai Gaoqiao Petrochmical Company Limited.	Subsidiary of the immediate parent company
China petrochemical catalyst Co. LTD	Subsidiary of the immediate parent company
Sinopec Chemical Industry Commercial Holding Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Co. LTD	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Shanghai Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Nanjing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company
YPC-GPRO (NANJING) RUBBER CO., LTD.	Subsidiary of the immediate parent company
Nantong Donghai Petrochemical Co., Ltd.	Subsidiary of the immediate parent company
Fushun Huanke Petrol-Chemical Industry Research & Development Co., Ltd.	Subsidiary of the immediate parent company
Dalian Freip Technology Co., Ltd.	Subsidiary of the immediate parent company
BASF-YPC.Co.,Ltd.	Subsidiary of the immediate parent company
Zhejiang Ba Ling Constant From Caprolactam Co., LTD	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Co., Ltd.	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Lubricant Co., Ltd.	Subsidiary of the immediate parent company
China Sinopec Pipeline Storage and Transportation Co., Ltd.	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Co.,Ltd	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Lianhua (Ningbo) International Logistics Co., Ltd.	Subsidiary of the immediate parent company
Zhoushan Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company
Ningbo Eastsea Linefan Technology Co., Ltd.	Subsidiary of the immediate parent company
Anqing Refining & Chemical Shu Guang Butyl Octanol Chemical Industry Co., Ltd	Subsidiary of the immediate parent company
Shanghai Sinopec Mitsui Chemicals Co., Ltd	Subsidiary of the immediate parent company
China Petroleum & Chemical Corporation Petrochemical Science Research Institute	Subsidiary of the immediate parent company

2019 Interim Report    199

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties (continued)

Relationship with the Group
Fujian Gulei Petrochemical Co., Ltd	Subsidiary of the immediate parent company
Shanghai Changshi Shipping Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Honeywell (Tianjin) Limited	Subsidiary of the immediate parent company
Shengli Oilfield Testing and Evaluation Research Co., Ltd.	Subsidiary of the immediate parent company
Unipec Singapore Pte. Ltd.	Subsidiary of the immediate parent company
China Yanshan United Foreign Trade Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
China Petrochemical Press Co. LTD	Subsidiary of the ultimate parent company
Sinopec Group Shared Services Co. LTD	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering & Construction Inc.	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Luoyang Petrochemical Engineering Corporation/Sinopec	Subsidiary of the ultimate parent company
Shanghai Gaoqiao – BASF Dispersion Co., Ltd.	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company	Subsidiary of the ultimate parent company
Beijing Petroleum Chemical Engineering Consulting Company	Subsidiary of the ultimate parent company
Beijing Shengli Restaurant Co., Ltd.	Subsidiary of the ultimate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company
Jiangsu Jinling Aopter Polymer Material Co. LTD	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Storage and Reserve Limited Bay City Branch	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision General Station	Subsidiary of the ultimate parent company
Luoyang Petrochemical Engineering
Corporation/Sinopec	Subsidiary of the ultimate parent company
Sinopec Asset Management Co. LTD	Subsidiary of the ultimate parent company
Sinopec Group Zhongyuan Oil Prospecting Bureau	Subsidiary of the ultimate parent company
Sinopec Newspaper	Subsidiary of the ultimate parent company
China Petrochemical Consulting Company	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
China Petrochemical Corporation Foreign Affairs Bureau	Subsidiary of the ultimate parent company
Sinopec Economic and Technical Research Institute	Subsidiary of the ultimate parent company
China Petrochemical Corporation Safety Supervision Bureau	Subsidiary of the ultimate parent company
Beijing Shihua Hotel	Subsidiary of the ultimate parent company

200    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions

Most of the transactions undertaken by the Group during period have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a Group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note 4(10), Note 4(31), Note 4(35), Note 4(45), other major related transactions between the Group and its related parties are as follows:

2019 Interim Report    201

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			six months ended 30 June (unaudited)
			2019		2018
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	25,813,648	69.11%	23,154,588	65.50%
Sinopec Group and its subsidiaries	Purchases	Trade	21,832	0.06%	2,038,631	5.77%
Associates of the Company	Purchases	Trade	2,087,836	5.59%	2,085,469	5.93%
Joint ventures of the Company	Purchases	Trade	238,323	0.64%	195,747	0.46%
Key management personnel	Short-term employee benefits	Compensation for services	6,307	0.02%	5,177	0.73%
Key management personnel	Retirement scheme contributions	Compensation for services	82	0.00%	77	0.03%
Key management personnel	Share-based payments	Compensation for services	—	—	91	4.57%

202    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(a)	Purchases and sales of goods, rendering and receiving services (continued)

Sales of goods, rendering services:

			six months ended 30 June (unaudited)
			2019		2018
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	29,024,067	55.82%	27,029,411	66.40%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	3,759	0.01%	5,767	0.01%
Associates of the Company	Sales/Service income	Trade	1,448,764	2.79%	2,186,964	5.37%
Joint ventures of the Company	Sales/Service income	Trade	118,034	0.23%	123,778	0.30%

(b)	Related party funding

In the six months ended 30 June 2019 (unaudited), the Group did not borrow from sinopec finance co., LTD. (the six months ended 30 June 2018: RMB50,000 thousand (unaudited)).

In the six months ended 30 June 2019 (unaudited), the Group repaid none to sinopec finance co., LTD. (In the six months ended 30 June 2018: nil(unaudited)).

2019 Interim Report    203

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(c)	Other related transactions six months ended 30 June (unaudited)

		six months ended 30 June (unaudited)
	Transaction Type	2019 (unaudited)	2018 (unaudited)
Sinopec Group and its subsidiaries	Insurance premiums	55,210	61,701
Sinopec Group and its subsidiaries	Rental cost	—	30,630
Sinopec Group and its subsidiaries	Depreciation of right-of- use assets	35,989	—
Sinopec Group and its subsidiaries	Interest payment of lease liabilities	1,261	—
Sinopec Finance Company Limited	Interests received and receivable	507	122
Sinopec Finance Company Limited	Interests paid and payable	—	127
Sinopec Group and its subsidiaries	Construction and installation cost	25,257	41,098
Sinopec Chemical Industy Commercial Holding Company Limited	Sales commission	64,456	72,648
Sinopec Corp. and its subsidiaries	Rental income	26,051	14,576

204    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

		30 June 2019 (unaudited)	31 December 2018
Cash at bank and on hand	Sinopec Finance Company Limited	16,825	22,082

Accounts receivables	Sinopec Corp., its subsidiaries and joint ventures	2,272,597	2,074,344
	Sinopec Group and its subsidiaries	224	457
	Associates of the Group	82,519	121,847
	Joint ventures of the Group	17,871	19,176

		2,373,211	2,215,824

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	23,039	1,145
	Associates of the Group	179	179
	Joint ventures of the Group	7,542	1,859

		30,760	3,183

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	93,655	67,242

2019 Interim Report    205

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

		30 June 2019 (unaudited)	31 December 2018
Accounts payables	Sinopec Corp., its subsidiaries and joint ventures	4,592,518	4,180,882
	Sinopec Group and its subsidiaries	8,255	10,442
	Associates of the Group	256,822	223,204
	Joint ventures of the Group	32,834	56,857

		4,890,429	4,471,385

Other payables	Sinopec Corp., its subsidiaries and joint ventures	1,389,749	51,826
	Sinopec Group and its subsidiaries	14,619	34,566
	Joint ventures of the Group	486	150
	Associates of the Group	63	3,025

		1,404,917	89,567

Contract liabilities	Sinopec Corp., its subsidiaries and joint ventures	11,133	6,255
	Sinopec Group and its subsidiaries	151	126
	Associates of the Group	1,339	481

		12,623	6,862

Lease liabilities	Sinopec Corp., its subsidiaries and joint ventures	61,775	—

206    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(a)	Construction and installation cost:

	30 June 2019 (unaudited)	31 December 2018
Sinopec Group and its subsidiaries	135,756	16,011

(b)	Investment commitments with related parties

	30 June 2019 (unaudited)	31 December 2018
Capital contribution to Shanghai Secco	111,263	111,263

The company held the 18th meeting of the seventh board of directors on December 5, 2013, and reviewed and approved the capital increase of us $30,017,124 (about RMB182,804 thousand) for Shanghai secco based on the equity ratio of the affiliated company held by the company. The company will make capital contribution to Shanghai secco in equal amounts in stages.

On 30 June 2019 (unaudited) and 31 December 2018, the company has completed the first phase of its investment in Shanghai secco, totaling RMB71,541 thousand. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on 19 October 2015, the remaining capital contribution of the company and other shareholders of Shanghai secco can be paid within the term of the joint venture of Shanghai secco.

On 30 June 2019 (unaudited) and 31 December 2018, in addition to the above matters, the Group and the company have no other major signed commitments related to related parties that have not been listed in the financial reports.

2019 Interim Report    207

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2019 (unaudited)	31 December 2018
Purchase of fixed assets contracted but not provided for	428,800	69,210

(2)	Investment commitments

According to the joint venture agreement signed by the subsidiary company of the Company and State Grid Shanghai Electric Power Company, Shenergy Co., Ltd., Shanghai New Jinshan Investment Holding Group Co., Ltd. and Shanghai Chemical Industry Zone Development Co., Ltd. on 28 May 2019, The issuing company promised to invest RMB400 million in Shanghai Shidian Energy Co., Ltd., accounting for 40% of the company’s registered capital. On 30 June 2019, the issuing company had not paid the above amount.

208    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

Therefore, the Group may sign forward foreign exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at 30 June 2019 (unaudited) and 31 December 2018, the Group did not sign any currency swap contracts. As at 30 June 2019 (unaudited), Jinmao, a subsidiary, hold one US dollar foreign exchange option contract with a contractual nominal amount of RMB9,207 thousand (As at December 31, 2018, the Company held 2 unexpired foreign exchange contracts which have the same value of RMB438,836 thousand. Jinmao, a subsidiary, held 10 unexpired foreign exchange option contracts which have the same value of RMB132,640 thousand.

As at 30 June 2019 (unaudited) and 31 December 2018, the amount of foreign currency financial assets and foreign currency financial liabilities held by the Group converted into RMB is listed as follows:

	30 June 2019 (unaudited)
	USD	Others	Total
Financial assets in foreign currencies–
Cash at bank and on hand	930,514	—	930,514
Accounts receivables	481,243	—	481,243

	1,411,757	—	1,411,757

Financial liabilities in foreign currencies–
Accounts payables	572,140	—	572,140

2019 Interim Report    209

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2018
	USD	Others	Total

Financial assets in foreign currencies–
Cash at bank and on hand	351,931	—	351,931
Accounts receivables	977,148	—	977,148

	1,329,079	—	1,329,079

Financial liabilities in foreign currencies–
Short term loan	431,649	—	431,649
Accounts payables	1,716,226	—	1,716,226
Other payables	226	—	226

	2,148,101	—	2,148,101

As at 30 June 2019, if the foreign currencies had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB31,468 thousand (unaudited) increased/decreased (31 December 2018: RMB30,713 thousand).

210    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk

The interest rate risk of the Group is mainly generated by short-term borrowing. Financial liabilities with floating interest rate make the Group face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the Group face interest rate risk of fair value. The Group determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at 30 June 2019, the total amount of the floating rate contract in the Group’s borrowing is RMB1,052,600 (unaudited) (31 December 2018: RMB497,249 thousand).

The financial department of the Group headquarters continuously monitors the interest rate level of the Group. Higher interest rates would increase the cost of the new interest-bearing debt and the Group has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our Group’s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the Group in the six months ended 30 June 2019 and 2018 (unaudited).

As at 30 June 2019, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB3,947 thousand (31 December 2018: RMB1,865 thousand).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, trading financial assets, notes receivable, accounts receivables and other receivables etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivables, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 30 June 2019 (unaudited), the Group has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

2019 Interim Report    211

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2019, the Group had facilities up to RMB16,832,980 thousand (unaudited) to issue letters of credit, of which RMB13,913,349 thousand (unaudited) was unutilised.

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2019 (unaudited)
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	1,074,399	—	—	—	1,074,399
Derivative financial liabilities	386	—	—	—	386
Accounts payables	8,358,450	—	—	—	8,358,450
Notes payable	75,906	—	—	—	75,906
Lease liabilities	49,069	101	20,996	1,512	71,678
Other payables	3,443,244	—	—	—	3,443,244

	13,001,454	101	20,996	1,512	13,024,063

	31 December 2018
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

Short-term borrowings	501,435	—	—	—	501,435
Derivative financial liabilities	11,005	—	—	—	11,005
Accounts payables	7,394,383	—	—	—	7,394,383
Other payables	785,260	—	—	—	785,260

	8,692,083	—	—	—	8,692,083

212    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level	1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level	2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level	3: Unobservable inputs for the asset or liability.

(1)	Financial assets measured at fair value

As at 30 June 2019, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets
– Structured deposit	—	—	504,002	504,002
Financial assets at fair value through other comprehensive income
– Notes receivable	—	678,749	—	678,749
– Accounts receivables	—	938,222	—	938,222
Derivative financial assets
– Foreign exchange option contracts	—	217	—	217

	—	1,617,188	504,002	2,121,190

Financial Liabilities
Derivative financial liabilities
– Foreign exchange option contracts	—	386	—	386

2019 Interim Report    213

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation (continued)

(1)	Financial assets measured at fair value (continued)

As at 31 December 2018, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets
– Structured deposit	—	—	2,719,811	2,719,811
Financial assets at fair value through other comprehensive income
– Notes receivable	—	789,103	—	789,103
– Accounts receivables	—	883,328	—	883,328
Derivative financial assets
– Foreign exchange option contracts	—	7,468	—	7,468

	—	1,679,899	2,719,811	4,399,710

Financial liabilities
Derivative financial liabilities
– Foreign exchange option contracts	—	3,537	—	3,537

In the six months ended 30 June 2019 (unaudited), there is no transition between levels of the Group (six months ended 30 June 2018 (unaudited): nil).

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

(2)	Financial assets and financial liabilities not measured at fair value but disclosed it

Financial assets and liabilities measured at amortised cost mainly include notes receivable, trade receivables, other receivables, short-term borrowings, notes payable, trade and other payables and other payables.

As at 30 June 2019 (unaudited) and 31 December 2018, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

214    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

11	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 30 June 2019 (unaudited) and 31 December 2018.

12	Notes to major items of the Company’s financial statement

(1)	Trading financial asset

	30 June 2019 (unaudited)	31 December 2018
Structured deposit	504,002	2,519,100

At as 30 June 2019 (unaudited) and 31 December 2018, the trading financial asset is structured deposits. The yield were linked to USD-HKD exchange rate and 3-month libor.

(2)	Notes receivable

	30 June 2019 (unaudited)	31 December 2018
Bank acceptance notes	592,669	714,599

(a)	As at 30 June 2019 (unaudited), the Company had no pledged bank acceptance notes to issue letters of credit (31 December 2018:Nil).

(b)

For notes receivable, whether or not there is significant financing component, the Company shall measure the loss reserve according to the expected credit loss of the whole duration. As at 30 June 2019 (unaudited), the Company considers that there is no significant risk in bank acceptance notes, and will not suffer significant loss due to violation of banks.

2019 Interim Report    215

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(2)	Notes receivable (continued)

(c)	As at 30 June 2019, unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	365,624	—

Due to the requirement of cash management, the Company discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, the Company classified receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable.

(3)	Accounts receivables

	30 June 2019 (unaudited)	31 December 2018
Amounts due from related parties	1,890,567	2,051,539
Amounts due from third parties	2,175	1,924

	1,892,742	2,053,463
Less: provision for bad debts	(60)	(54)

	1,892,682	2,053,409

216    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(3)	Accounts receivables (continued)

(a)	The ageing of accounts receivables is analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
Within one year	1,892,637	2,053,369
Over one year but within two years	46	42
Over two years but within three years	29	27
Over three years	30	25

	1,892,742	2,053,463

(b)	As at 30 June 2019 (unaudited), the top five receivables collected by the arrears are summarized and analyzed as follows:

	Amount	Provision	Percent of total amount
The total amount of accounts receivables in the top five accounts	1,853,188	—	98%

(c)	In the six months ended 30 June 2019 (unaudited), the Company has no accounts receivables that are terminated due to the transfer of financial assets.

(d)	Provision

For accounts receivables, whether or not there is significant financing component, the Company shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at 30 June 2019 (unaudited), the Company has no accounts receivables of single provision for bad debts.

(ii)	As at 30 June 2019 (unaudited), the Company has no pledged accounts receivables (31 December 2018: none).

2019 Interim Report    217

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(3)	Accounts receivables (continued)

(d)	Provision (continued)

(iii)

In the six months of 2019 ended 30 June (unaudited), the Company does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivables that have been fully recovered or transferred in this year, or a large proportion of accounts receivables that have been recovered or transferred in this year (six months ended 30 June 2018: nil (unaudited)).

(e)	There was no significant unwritten accounts receivables of the Company for the six months ended 30 June 2019 (unaudited) (six months ended 30 June 2018 (unaudited): none).

(4)	Other receivables

	30 June 2019 (unaudited)	31 December 2018
Amounts due from related parties	888,552	860,974
Amounts due from third parties	6,079	14,025
Amounts due from bank deposit interest	46,022	79,114

	940,653	954,113
Less: provision for bad debts	(857,931)	(857,931)

	82,722	96,182

(a)	The ageing of other receivables is analysed as follows:

	30 June 2019 (unaudited)	31 December 2018
Within one year	82,722	96,182
Over one year but within two years	18,080	32,120
Over two years but within three years	30,890	28,250
Over three years	808,961	797,561

	940,653	954,113

218    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(4)	Other receivables (continued)

(b)	Provision movement

	First Stage (i)					Third Stage (ii)		Total
Expected credit loss
	Expected credit loss in the Expected credit loss in the					over the duration (credit
	next 12 months (Combined)		next 12 months (Single)		Total	impairment has occurred)
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2018	96,322	(140)	—	—	(140)	857,791	(857,791)	(857,931)
Accrue	—	—	—	—	—	—	—	—

30 June 2019
(unaudited)	82,862	(140)	—	—	(140)	857,791	(857,791)	(857,931)

As at 30 June 2019, the analysis of bad debt provision of other receivables in the third stage are as follows:

		Expected credit
		loss rate over the
	Book value	duration	Provision
Company charge
Jinyong	857,791	100.00%	857,791

As at 30 June 2019 (unaudited), the Company’s receivable from jinyong company, a subsidiary within the scope of merger, is RMB857,791 thousand. Jinyong Company began to stop production in August 2008 and continues to stop production at present. The Company believes that this other receivables are difficult to recover, so the full provision for bad debt.

(c)

In the six months ended 30 June 2019 (unaudited), the Company does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivables that have been fully recovered or transferred in this year, or a large proportion of other accounts receivables that have been recovered or transferred in this year (six months ended 30 June 2018 (unaudited): none)

(d)	Significant unwritten other receivables of the Company for the six months of 2019 ended 30 June (unaudited) is nil (six months ended 30 June 2018: nil (unaudited)).

2019 Interim Report     219

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(4)	Other receivables (continued)

(e)	As at 30 June 2019 (unaudited), the top five other receivables are as follows:

				Percentage
				of total	Provision
				other	for bad
	Nature	Amount	Ageing	receivables	debts
Jinyong Company	Reimbursed	857,791	Within one	91%	857,791
	expenses		year
China everbright bank Co.,	Interest	22,717	Within one	2%	—
LTD. Shanghai Branch	receivables		year
China petrochemical catalyst	Accounts	22,012	Within one	2%	—
Co. LTD	balance		year
BOC	Accounts	7,542	Within one	1%	—
	balance		year
China CITIC Bank Co., Ltd.	Interest	3,259	Within one	0%	—
Shanghai Branch	receivables		year

		913,321		96%	857,791

(5)	Long-term equity investment

	30 June 2019	31 December 2018
	(unaudited)
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	4,731,649	4,271,820

	6,449,656	5,989,827
Less: Provision for Long-term equity investment	(227,500)	(227,500)

	6,222,156	5,762,327

As at 30 June 2019, the Company has accrued provision for the long-term equity investment for its subsidiary Jinyong amounted to RMB227,500 thousand (unaudited) (31 December 2018: RMB227,500 thousand). Jinyong has stopped production periodically since August 2008. The Company has accrued full provision for the investment cost based on the estimate of recoverable amount of the long-term quity investments in this subsidiary.

220    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(5)	Long-term equity investment (continued)

(a)	Subsidiaries

	31 December 2018	Additional/ negative investment	30 June 2019 (unaudited)	Impairment provision	Cash dividends declared in current year
Toufa	1,473,675	—	1,473,674	—	—
Jinyong	227,500	—	227,500	—	—
Jinmao Company	16,832	—	16,833	—	—

	1,718,007	—	1,718,007	—	—

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(10(b)).

2019 Interim Report     221

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(6)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2018	3,124,185	40,496,125	1,733,409	45,353,719
Reclassification in current year	—	1,117	(1,117)	—
Increase in current year
Purchase	732	51,787	—	52,519
Transfer from construction in progress	12,217	23,511	6,151	41,879
Transfer from investment properties	10,547	—	—	10,547
Decrease in current year
Disposal	(34)	(123,865)	(15,964)	(139,863)
Transfer to investment properties	(18,076)	—	—	(18,076)
30 June 2019 (unaudited)	3,129,571	40,448,675	1,722,479	45,300,725

Accumulated depreciation
31 December 2018	2,131,208	29,496,930	1,413,019	33,041,157
Increase in current period
Accrued in current year	41,367	674,894	31,670	747,931
Transfer from investment properties	3,623	—	—	3,623
Decrease in current year
Disposal	(29)	(96,851)	(15,377)	(112,257)
Transfer to investment properties	(6,207)	—	—	(6,207)
30 June 2019 (unaudited)	2,169,962	30,074,973	1,429,312	33,674,247

Provision for impairment
31 December 2018 and 30 June 2019 (unaudited)	50,785	794,370	8,074	853,229

Carrying amount
30 June 2019 (unaudited)	908,824	9,579,332	285,093	10,773,249

31 December 2018	942,192	10,204,825	312,316	11,459,333

For the six months ended 30 June 2019 (unaudited), the Company made no impairment provision against these property, plant and equipment (six months ended 30 June 2018: nil (unaudited)).

As at 30 June 2019 (unaudited) and 31 December 2018, the Company had no pledged fixed assets.

222    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(6)	Fixed assets (continued)

For the six months ended 30 June 2019, the depreciation expenses amounted to RMB747,931 thousand (unaudited) (six months ended 30 June 2018: RMB771,628 thousand (unaudited)). The depreciation expenses charged to cost of sales, selling and distribution expenses and general and administrative expenses were RMB706,269 thousand (unaudited), RMB4,489 thousand (unaudited) and RMB37,173 thousand (unaudited), respectively (six months ended 30 June 2018: RMB729,062 thousand (unaudited), RMB4,602 thousand (unaudited), and RMB37,964 thousand (unaudited).

The amount of fixed assets transferred from construction in progress was RMB41,879 thousand (unaudited) (six months ended 30 June 2018: RMB37,374 thousand (unaudited)).

(7)	Revenue and cost of sales

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Main operations revenue (a)	38,232,522	38,772,747
Other operations revenue	229,685	202,784

	38,462,207	38,975,531

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Main operations cost (a)	30,160,444	27,482,233
Other operations cost	155,381	159,432

	30,315,825	27,641,665

2019 Interim Report    223

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(7)	Revenue and cost of sales (continued)

(a)	Main operations revenue and main operations cost

Analysis by product is as follows:

	six months ended 30 June
	2019 (unaudited)		2018 (unaudited)
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	1,219,618	1,314,445	1,147,441	1,267,676
Resins and plastics	4,486,489	3,752,529	4,639,638	3,686,183
Intermediate petrochemicals	5,663,418	4,805,977	6,249,885	4,550,978
Petroleum products	26,623,478	20,087,282	26,489,911	17,789,875
All others	239,519	200,211	245,872	187,521

	38,232,522	30,160,444	38,772,747	27,482,233

(8)	Investment income

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Investment accounted for using the cost method (a)	—	10,099
Investment accounted for using the equity method (b)	463,496	609,823
Gains from structure deposit	55,306	—
Loss from foreign exchange option contract	(16,787)	—

	502,015	619,922

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

224    Sinopec Shanghai Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(8)	Investment income (continued)

(a)	Income from long-term equity investments accounted for using the cost method is as follow:

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Jin Mao Company	—	10,099

(b)	Income from long-term equity investments accounted for using the equity method is as follow:

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Shanghai Secco Petrochemical Company Limited	379,885	533,713
Shanghai Chemical Industrial Park Development Company Limited	83,611	76,110

	463,496	609,823

2019 Interim Report    225

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to major items of the Company’s financial statements (continued)

(9)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Net profit	1,056,981	3,491,937
Add: Provisions for assets impairment	24,786	10,155
Provisions for credit impairment	7	45
Depreciation of investment properties	7,861	7,788
Depreciation of fixed assets	747,931	771,628
Depreciation of right of use assets	39,325	—
Amortisation of intangible assets	6,320	6,320
Amortisation of long-term prepaid expenses	93,663	121,887
Losses on disposal of fixed assets	23,772	2,893
Loss arising from changes in fair value	12,252	—
Financial income-net	(190,920)	(189,042)
Investment income	(502,015)	(619,922)
(Increase)/decrease in deferred tax assets	(4,055)	13,175
Amortisation of deferred income	(5,000)	(5,000)
Decrease/(increase) in inventories	1,021,923	(476,579)
Decrease in operating receivable	58,925	179,220
(Decrease)/increase in operating payables	(2,737,998)	783,862
Increase in specific reserve	5,137	26,123
Share-based payments expense	—	1,990

Net cash flows generated from operating activities	(341,105)	4,126,480

(b)	Cash and cash equivalents

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Cash and cash equivalents balance at the end of the period	8,014,029	10,977,094
Less: cash and cash equivalents balance at the beginning of the year	(7,619,013)	(6,268,493)

Net increase in cash and cash equivalents	395,016	4,708,601

226    Sinopec Shanghai Petrochemical Company Limited

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	six months ended 30 June
	2019 (unaudited)	2018 (unaudited)
Losses on disposal of non-current assets	(18,724)	(2,857)
Gains on disposal of long-term equity investment	—	1,622
Government grants recognised through profit or loss	12,966	45,314
Employee reduction expenses	(13,349)	(13,013)
Income from external entrusted lendings	—	13
Gains from changes in fair value of derivative financial assets and liabilities	3,368	9,300
Income from bank structural deposits	41,497	—
Foreign exchange options and foreign exchange forward contract losses	(15,350)	(8,066)
Other non-operating expenses other than those mentioned above	(15,868)	(22,611)
Tax effect for the above items	3,982	(204)
Effect on non-controlling interests after tax	990	(698)

	(488)	8,800

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2019 Interim Report    227

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	six months ended 30 June		2019 30 June (unaudited)	2018 31 December
	2019 (unaudited)	2018 (unaudited)

Under CAS	1,143,717	3,531,485	28,925,915	30,486,504
Adjustments under IFRS–
Government grants (a)	1,005	1,005	(23,058)	(24,063)
Safety production costs (b)	5,314	26,123	—	—

Under IFRS	1,150,036	3,558,613	28,902,857	30,462,441

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

228    Sinopec Shanghai Petrochemical Company Limited

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Return on net assets and earnings per share

	Weighted average return on net assets (%)		Earnings per share
			Basic (RMB)		Diluted(RMB)
	six months ended 30 June		six months ended 30 June		six months ended 30 June
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
Net profit attributable to shareholders of the Company	3.676	11.618	0.105	0.326	0.105	0.326
Net profit attributable to shareholders of the Company excluding non-recurring items	3.698	11.589	0.106	0.325	0.106	0.325

2019 Interim Report    229

WRITTEN CONFIRMATION ON THE 2019 INTERIM REPORT ISSUED BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of the Contents and Formats of Information Disclosure by Listed Companies No. 3 – Contents and Formats of Interim Report (Revised in 2017), we, being Directors, Supervisors and senior management of the Company, having carefully studied and reviewed the Company’s 2019 interim report, are of the opinion that the Company was in strict compliance with the standardised regulations of financial system of joint stock companies. The 2019 interim report gave a true and fair view of the financial position and operating results of the Company. We warrant that the information contained in the 2019 interim report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

Wu Haijun	Shi Wei	Jin Qiang	Guo Xiaojun

Zhou Meiyun	Jin Wenmin	Lei Dianwu	Mo Zhenglin

Zhang Yimin	Liu Yunhong	Du Weifeng	Li Yuanqin

Supervisors:

Ma Yanhui	Zuo Qiang	Li Xiaoxia	Zhai Yalin

Fan Qingyong	Zheng Yunrui	Choi Ting Ki

230    Sinopec Shanghai Petrochemical Company Limited

CORPORATE INFORMATION

(1)	Corporate Information

Chinese Name of the Company	中國石化上海石油化工股份有限公司
Abbreviation for Chinese Name of the Company	上海石化
English Name of the Company	Sinopec Shanghai Petrochemical Company Limited
Abbreviation for English Name of the Company	SPC
Legal Representative of the Company	Wu Haijun

(2)	Contact Persons and Contact Details

	Secretary to the Board	Securities Affairs Representative
Name	Guo Xiaojun	Ding Yonghui
Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC, Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

(3)	Basic Information

Registered Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Registered Address	200540
Business Address	No. 48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Business Address	200540
Principal Place of Business in Hong Kong	Room 605, 6/F, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company	www.spc.com.cn
E-mail address	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

Designated newspapers for the publication of Company’s announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Times”
Websites for the publication of the Company’s interim report	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
Location of keeping of the Company’s interim report	Secretariat Office of the Board, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	SHANGHAI PECHEM	600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
American Depository Receipts (ADR)	New York Stock Exchange	SHI	—

2019 Interim Report     231

CORPORATE	INFORMATION (continued)

(6)	Other Information

Auditors engaged by the Company (Domestic)
Name	PricewaterhouseCoopers Zhong Tian LLP
Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hubin Road, Huangpu District, Shanghai 200021, PRC

Auditors engaged by the Company (International)
Name	PricewaterhouseCoopers
Address	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong

Legal advisors:
PRC Law:	Haiwen & Partners 20th Floor, Fortune & Finance Center No.5 Dong San Huan Central Road Chaoyang District, Beijing, PRC Postal Code: 100020
Hong Kong Law:	Freshfields Bruckhaus Deringer 55th Floor, One Island East Taikoo Place Quarry Bay, Hong Kong
United States Law:	Morrison & Foerster 425 Market Street San Francisco, California 94105-2482 U.S.A.

Joint Company Secretaries:

Guo Xiaojun, Chan Sze Ting

Authorised Representatives for Hong Kong Stock Exchange:

Wu Haijun, Guo Xiaojun

H Shares Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716,17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Computershare

P.O. Box 30170

College Station, TX 77842-3170 U.S.A

Number for International Calls: 1-201-680-6921

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

232    Sinopec Shanghai Petrochemical Company Limited